                                                Filed pursuant to Rule 424(b)(4)
                                                      Registration No. 333-82251

[BROADBASE LOGO]

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4,000,000 Shares
Common Stock
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This is the initial public offering of Broadbase Software, Inc. and we are offering 4,000,000 shares of our common stock at an initial public offering price of $14.00 per share.

Our common stock is listed on the Nasdaq National Market under the symbol
"BBSW."

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                UNDERWRITING              PROCEEDS TO
                                        PRICE TO               DISCOUNTS AND               BROADBASE
                                         PUBLIC                 COMMISSIONS              SOFTWARE, INC.
  Per share                      $14.00                    $0.98                     $13.02
  Total                          $56,000,000               $3,920,000                $52,080,000

We have granted the underwriters the right to purchase up to 600,000 additional shares to cover any over-allotments.

DEUTSCHE BANC ALEX. BROWN
                   DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED
                                      THOMAS WEISEL PARTNERS LLC
                                                    E*OFFERING

THE DATE OF THIS PROSPECTUS IS SEPTEMBER 21, 1999.

                           -------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    1
RISK FACTORS..........................    4
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS AND INDUSTRY
  DATA................................   16
USE OF PROCEEDS.......................   17
DIVIDEND POLICY.......................   17
CAPITALIZATION........................   18
DILUTION..............................   19
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   20
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   22
BUSINESS..............................   31

                                        PAGE
                                        ----
MANAGEMENT............................   49
CERTAIN TRANSACTIONS..................   58
PRINCIPAL STOCKHOLDERS................   60
DESCRIPTION OF CAPITAL STOCK..........   62
SHARES ELIGIBLE FOR FUTURE SALE.......   65
UNDERWRITING..........................   67
LEGAL MATTERS.........................   70
EXPERTS...............................   70
WHERE YOU CAN FIND ADDITIONAL
  INFORMATION.........................   71
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision.

                                  OUR BUSINESS

     Broadbase develops and markets software that integrates and analyzes customer information from Internet and traditional business channels, enabling businesses to improve their customer acquisition, retention and profitability. Broadbase EPM integrates information from numerous points of customer interaction, or touch points, by pulling information from multiple data sources and transforming it into a standard format that can be analyzed. Broadbase EPM then analyzes this reformatted information to provide a comprehensive understanding of the customer lifecycle from initial identification through acquisition and retention. Our products then allow businesses to translate this analysis into specific actions such as targeting profitable customers, personalizing customer interactions and identifying opportunities to sell complementary or higher-end products and services. By integrating, analyzing and acting on valuable customer information, our products enable businesses to build long-lasting and profitable customer relationships.

     The Internet is emerging as an important channel for businesses to interact with their customers. As a result, traditional "bricks and mortar" companies are adapting many of their business activities to the Internet. In addition, a new class of Internet-only companies is rapidly emerging. Together, these companies represent a new category of enterprise called the e-business. The rise of the Internet as a new business channel has led to a dramatic increase in the number of ways that businesses interact with their customers. Today, these include not only traditional storefronts, catalogs and call centers, but also websites, e-mail marketing campaigns and online customer service. The Internet has also created a highly competitive environment for businesses, where customers can easily switch among alternative product and service offerings. To maintain customer loyalty in this environment, e-businesses need to develop a complete understanding of individual customers to maximize the effectiveness of every customer interaction.

     Broadbase EPM is a software solution that addresses this need. Broadbase EPM consists of a suite of applications that are built on EPM/Foundation, our software platform that provides a wide range of analytic capabilities. Broadbase EPM integrates information that has traditionally been isolated in separate systems designed to support specific types of customer interactions, such as customer service and Internet-based sales. It provides decision-makers in sales, marketing, customer service and e-commerce business functions with a more comprehensive view of the customer. Each application provides these decision-makers with analysis of customer information that is specifically designed for their particular business function. Our solutions can generally be deployed in less than 30 days, allowing our customers to quickly capture revenue opportunities and achieve rapid return on investment. To date, over 80 end user customers have licensed our products from us and our distributors and resellers. Traditional "bricks and mortar" customers include ADP, Boeing, Chevron, Fidelity Investments, Hewlett-Packard, Inprise, New Century Energy, Plymouth Rock, Rockwell, The Sharper Image and United Airlines, which represent all end user customers that have licensed products and purchased services totaling at least $150,000. In addition, we have licensed our new e-business applications to two Internet-only companies, InsWeb and Mercata.

                             OUR BUSINESS HAS RISKS

     We introduced EPM/Foundation in the fourth quarter of 1997, and began offering our analytic applications in the third quarter of 1998. In May 1999, we expanded our suite by introducing our first applications designed for e-business. We expect that our future growth will depend significantly on revenue from licenses of these new applications. We have incurred net losses in each period since our inception and as of June 30, 1999 we had accumulated net losses of approximately $29.0 million. We have not achieved profitability and we expect to continue to incur losses for the foreseeable future. Our business is subject to risks, and our market is subject to rapid technological change and intense competition.

                                  THE OFFERING

Common stock offered by
Broadbase..........................     4,000,000 shares

Common stock to be outstanding
after this offering................    17,336,939 shares

Use of proceeds....................    General corporate purposes, including
                                       working capital. See "Use of Proceeds."

Nasdaq National Market symbol......    BBSW

     The number of shares of our common stock that will be outstanding after this offering is based on the number outstanding on August 31, 1999 and assumes the conversion into common stock of all our preferred stock and convertible debentures outstanding on that date. It excludes 2,330,460 shares subject to outstanding options and warrants as of August 31, 1999 at a weighted-average exercise price of $1.39 per share and additional shares available for issuance under our stock plans. It also excludes 45,063 shares of common stock that are being purchased at the initial public offering price in a separate private placement by some of the investors in our Series E preferred stock financing.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    PERIOD FROM          YEARS ENDED           SIX MONTHS
                                 NOVEMBER 28, 1995       DECEMBER 31,        ENDED JUNE 30,
                                  (INCEPTION) TO      ------------------   ------------------
                                 DECEMBER 31, 1996     1997       1998      1998       1999
                                -------------------   -------   --------   -------   --------
STATEMENT OF OPERATIONS DATA:
Net revenue...................        $    --         $    --   $  3,439   $ 1,447   $  3,539
Gross margin..................             --              --      2,472       998      2,179
Loss from operations..........         (1,273)         (5,575)   (11,452)   (5,158)   (10,520)
Net loss......................        $(1,272)        $(5,487)  $(11,343)  $(5,100)  $(10,887)
Basic and diluted net loss per
  share.......................        $ (4.30)        $ (6.19)  $  (8.85)  $ (4.58)  $  (6.30)
Weighted-average common
  shares -- basic and
  diluted.....................            296             887      1,281     1,114      1,728
Pro forma basic and diluted
  net loss per share..........                                  $  (1.51)            $  (1.16)
Pro forma weighted-average
  common shares -- basic and
  diluted.....................                                     7,536                9,383

                                                                    JUNE 30, 1999
                                                         -----------------------------------
                                                                                  PRO FORMA
                                                         ACTUAL     PRO FORMA    AS ADJUSTED
                                                         -------    ---------    -----------
BALANCE SHEET DATA:
Cash and cash equivalents..............................  $27,981     $27,981       $79,006
Working capital........................................   21,357      21,357        72,382
Total assets...........................................   32,561      32,561        83,586
Long-term debt and capital lease obligations, net of
  current portion......................................   10,302         777           777
Stockholders' equity...................................  $12,964     $22,489       $73,514

     The unaudited pro forma balance sheet data summarized above gives effect to the conversion of all our preferred stock and convertible debentures outstanding as of June 30, 1999 into common stock upon the closing of this offering. See Notes 3, 5 and 9 of Notes to Consolidated Financial Statements. The unaudited pro forma as adjusted balance sheet data above reflects the receipt of the net proceeds from the sale of the 4,000,000 shares of common stock offered by Broadbase at the initial public offering price of $14.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses.

     Unless otherwise indicated, all information in this prospectus:

     - assumes that the underwriters do not exercise their over-allotment option to purchase additional shares in this offering;

     - gives effect to the Delaware reincorporation that was implemented in September 1999; and

     - gives effect to the conversion of all our preferred stock and convertible debentures into common stock upon completion of this offering.

Broadbase and Broadbase EPM are trademarks of Broadbase. This prospectus also contains trademarks and trade names of other companies.

     We incorporated in California in November 1995 under the name BroadBase Information Systems, Inc., and reincorporated in Delaware as Broadbase Software, Inc. in September 1999. Our address is 172 Constitution Drive, Menlo Park, California 94025, and our telephone number is (650) 614-8300.

                                  RISK FACTORS

     Before you invest in our common stock, you should carefully consider the risks described below, together with all of the other information included in this prospectus.

                         RISKS RELATED TO OUR BUSINESS

OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE OUR OPERATING HISTORY IS LIMITED

     We are still in the early stages of our development. Our revenue and income potential is unproven and depends on emerging, rapidly changing markets and on acceptance of products that we have only recently introduced. Because our operating history is limited and our product offerings are evolving, it is difficult to evaluate our business and our future prospects.

     We incorporated in November 1995, and from that date through December 1997 were in the development stage, conducting research and developing our initial products. We have only recently begun licensing our products and deriving revenue. In the fourth quarter of 1997, we introduced our first product, EPM/Foundation, which was designed to enable organizations to build and manage datamarts -- a system for storing, retrieving and managing data for a specific business function or department -- to analyze their customer information. In the third quarter of 1998, we began offering Broadbase EPM applications designed to operate with EPM/ Foundation to provide analysis for customer relationship management. In May 1999, we introduced Broadbase EPM applications designed for Internet sales channels, Internet marketing and other customer-focused e-business applications. We also released new versions of existing Broadbase EPM applications in May 1999. Because we have only recently introduced our products, it is difficult to predict whether our products will be accepted by the market and the level of revenues we can expect to derive from sales of our products.

OUR GROWTH DEPENDS ON MARKET ACCEPTANCE OF OUR RECENTLY INTRODUCED BROADBASE EPM APPLICATIONS DESIGNED FOR INTERNET-BASED SYSTEMS

     We first introduced Broadbase EPM applications designed for Internet-based systems in May 1999. We expect that our future growth will depend significantly on revenue from licenses of these Broadbase EPM applications and related services, which is subject to significant risks. These new applications are our first products specifically designed for the emerging e-business market. To date, two customers, InsWeb and Mercata, have licensed these e-business applications. To date, revenue from licenses of our Broadbase EPM applications have constituted only a minority of our revenues, and most of our license revenue has been derived from licenses of EPM/Foundation. There are significant risks inherent in the introduction of new products like our new e-business applications. Market acceptance of these new applications will depend on the growth of the market for e-business solutions. This growth may not occur. We also cannot be certain that our new e-business applications will meet customer performance expectations. If they do not meet customer expectations or the market for these products fails to develop or develops more slowly than we expect, our business would be harmed.

WE HAVE INCURRED LOSSES SINCE INCEPTION AND WE EXPECT TO INCUR LOSSES FOR THE FORESEEABLE FUTURE

     We incurred net losses and losses from operations for each period from our inception through the second quarter of 1999. As of June 30, 1999, we had accumulated net losses of approximately $29.0 million, which represented 415% of our cumulative revenue as of that date. We have not achieved profitability and we expect to continue to incur substantial operating losses for the foreseeable future. We expect to incur increasing sales and marketing, research and development and general and administrative expenses. As a result, we will need to significantly increase our revenue to achieve profitability. While our revenue has grown significantly in 1999, our growth may not continue at the current rate or at all.

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

WE EXPECT OUR QUARTERLY REVENUE AND OPERATING RESULTS TO FLUCTUATE

     Our revenue and operating results are likely to vary significantly from quarter to quarter. The factors that affect our quarterly operating results include:

     - the demand for our products, particularly our recently-introduced Broadbase EPM applications;

     - the size and timing of customer orders for our EPM/Foundation product, our Broadbase EPM applications and our professional services;

     - increased expenses for sales and marketing, product development and administration;

     - changes in the mix of sales between EPM/Foundation and the various Broadbase EPM applications we provide as well as the level of sales of professional services as compared to product licenses;

     - changes in the mix of our domestic and international sales; and

     - changes in general economic and market conditions.

Our quarterly revenue increased 208% from the first quarter of 1998 to the first quarter of 1999 and increased 113% from the second quarter of 1998 to the second quarter of 1999. We do not believe that these rates of growth are indicative of the growth in revenues, if any, that we can expect in the future. Accordingly, we believe that period-to-period comparisons of our operating results may not be meaningful and you should not rely on these comparisons as an indication of our future performance. Our operating results may fall below the expectations of investors. In this event, the market price of our common stock would likely fall.

OUR OPERATING EXPENSES ARE INCREASING AND WE WOULD NOT BE ABLE TO REDUCE THEM QUICKLY, WHICH COULD RESULT IN LOWER THAN EXPECTED OPERATING RESULTS IF WE DO NOT ACHIEVE EXPECTED REVENUE LEVELS

     We plan to significantly increase our operating expenses as we expand our sales, marketing, research and development, professional services, customer support and administrative groups. These expenses will be incurred before we generate any revenues from this increased spending. If we do not significantly increase revenues as a result of these efforts, we will not achieve profitability. Our operating expenses are based on our expectations of future revenues and are relatively fixed in the short term. As a result, we would not be able to reduce spending quickly if our revenue were lower than we had projected. Our ability to accurately forecast our quarterly revenue is limited because of our limited operating history, the rapidly evolving nature of our market and the sales cycle for our products, which can be long and unpredictable. If our revenue falls below our expectations in any quarter, or if we increase our spending ahead of our revenue growth, our operating results would be lower than expected.

THE UNPREDICTABLE TIMING OF OUR SALES AND IMPLEMENTATION CYCLE MAKES IT DIFFICULT TO FORECAST OUR OPERATING RESULTS

     Our products can have a long and unpredictable sales cycle. Consequently, we face difficulty predicting the quarter in which sales to expected customers will occur. This contributes to the uncertainty of our future operating results. Potential customers often require time to weigh the costs and benefits of our products compared to those of in-house development and integration efforts. As a result, our sales cycle has typically ranged from approximately two to four months, although it can take longer.

     In a typical application license transaction, a portion of the implementation of our products is performed by our professional services group, which connects our products to the customer's systems and data sources. Upon completion of that connection, no significant obligations remain with respect to implementation, and we recognize the revenue related to that license. The actual connection process can often be completed in approximately two to four weeks. However, the timing of the commencement and completion of this connection process is subject to factors that may be beyond our control, as this process requires access to the customer's facilities and coordination with the customer's personnel after delivery of the software. As a result, we typically do not recognize the license revenue from an application license until one to three months after our product is shipped to the customer. Uncertainty as to when our product can be connected at the customer's facilities makes it more difficult to forecast our operating results and can result in significant variability in our period to period results.

WE NEED TO ATTRACT, TRAIN AND RETAIN ADDITIONAL QUALIFIED PERSONNEL IN A COMPETITIVE EMPLOYMENT MARKET

     Our success depends on our ability to attract, train and retain qualified, experienced employees. There is substantial competition for experienced management, engineering, sales and marketing personnel, particularly in the market segment in which we compete. If we are unable to retain our existing key personnel, or to attract, train and retain additional qualified personnel, we may experience inadequate levels of staffing to develop and sell our products and perform services for our customers.

     We believe that our success will depend on the continued services of our executive officers. Other than initial offer letters containing information regarding compensation, we do not currently have employment agreements with any of these individuals. As a result, these employees serve "at-will" and may elect to pursue other opportunities at any time. The loss of any of our executive officers could harm our business. Certain of our executive officers joined us only recently and have had a limited time to work together. We cannot assure you that they will be able to work effectively together to manage our growth and continuing operations. Our Executive Vice President of Applications and Engineering joined Broadbase in December 1998, our Executive Vice President of Sales joined Broadbase in May 1999, and our Vice President of Marketing joined Broadbase in July 1999. If we are unable to expand our sales and marketing organizations in a timely manner, our growth could be limited.

OUR BUSINESS WILL SUFFER IF WE DO NOT INCREASE MARKET AWARENESS OF OUR PRODUCTS BY SIGNIFICANTLY EXPANDING OUR SALES CAPABILITIES

     We sell our products primarily through our direct sales force. We must significantly expand our direct sales operations to increase market awareness of our products and increase revenue. We cannot be certain that we will be successful in these efforts. Our products and services require sophisticated sales efforts. As a result, our ability to increase our direct sales operation will depend on our ability to recruit, train and retain top sales people with advanced sales skills and technical knowledge. There is a shortage of sales personnel with these qualifications, and competition for qualified personnel is intense in our industry.

     Prior to 1999, our sales force sold our EPM/Foundation product and applications designed to provide analysis for customer relationship management. The skills required to sell these products differ in many respects from the skills required to sell applications designed for Internet-based systems. Accordingly, the introduction of our new e-business applications has required us to hire new sales personnel with these skills and train existing personnel to sell these new applications. As a result, most of our current direct sales force has been with us for a relatively short period. During the first six months of 1999, we added nine direct sales representatives to our direct sales force, which represents 45% of our total direct sales representatives and 23% of our total sales personnel as of June 30, 1999. New sales personnel require training and take time to achieve full productivity. If we are unable to hire or retain qualified sales personnel, or if newly hired personnel fail to develop the necessary skills or reach productivity more slowly than anticipated, our business could be harmed.

WE ARE DEPENDENT ON MARKETING, TECHNOLOGY AND DISTRIBUTION RELATIONSHIPS THAT MAY GENERALLY BE TERMINATED AT ANY TIME, AND IF OUR CURRENT AND FUTURE RELATIONSHIPS ARE NOT SUCCESSFUL, OUR GROWTH MAY BE LIMITED

     We rely on marketing and technology relationships with a variety of companies which, in part, generate leads for the sale of our products. These marketing and technology relationships include relationships with:

     - system integrators and consulting firms;

     - vendors of e-commerce and Internet software;

     - vendors of software designed for customer relationship management or for management of organizations' operational information;

     - vendors of key technology and platforms; and

     - demographic data providers.

     If we cannot maintain successful marketing and technology relationships or cannot enter into additional marketing and technology relationships, we may have difficulty expanding the sales of our products and our growth may be limited. While these companies do not sell or distribute our products, we believe that many of our direct sales are the result of leads generated by vendors of e-business and enterprise applications that work with our products. Our marketing and technology relationships are generally not documented in writing, or are governed by agreements that can be terminated by either party with little or no prior notice. Some of these agreements specify that payments are to be made by us to these companies for providing us with qualifying customer leads. The generation of leads to date by these companies has not generally satisfied the specified criteria and therefore payments for leads have been immaterial in amount.

     In addition, we have distribution relationships with companies located in the United States, Japan and the Netherlands that distribute or resell our products -- our indirect sales channel. Sales through our indirect sales channel accounted for approximately 28.7% of our total revenue for 1998 and 40.8% for the six months ended June 30, 1999. Sales of our products to Indus, which integrates EPM/Foundation into certain of its enterprise solutions for the energy and utility industries, represented 18.4% of our total revenue in 1998 and 11% in the first six months of 1999. Substantially all of our sales in Japan have been made through distributors. If we cannot maintain successful relationships with our indirect sales channel, we may have difficulty expanding the sales of our products and our growth may be limited.

     Companies with which we have a marketing, technology or distribution relationship may promote products of several different companies, including, in some cases, products that compete with our products. These companies may not devote adequate resources to selling our products. We may not be able to maintain these relationships and enter into additional relationships that will provide timely and cost-effective customer support and service.

CUSTOMER SATISFACTION AND DEMAND FOR OUR PRODUCTS WILL DEPEND ON OUR ABILITY TO EXPAND OUR PROFESSIONAL SERVICES GROUP, WHICH ASSISTS OUR CUSTOMERS WITH THE IMPLEMENTATION OF OUR PRODUCTS

     We believe that growth in our product sales depends on our ability to provide our customers with professional services to assist with support, training, consulting and initial implementation of our products and to educate third-party systems integrators in the use of our products. As a result, we plan to increase the number of professional services personnel to meet these needs. New professional services personnel will require training and take time to reach full productivity. We may not be able to attract or retain a sufficient number of highly qualified professional services personnel. Competition for qualified professional services personnel with the appropriate knowledge is intense. We are in a new market and there is a limited number of people who have the necessary skills. To meet our customers' needs for professional services, we may also need to use more costly third-party consultants to supplement our own professional services group. In addition, we could experience delays in recognizing revenue if our professional services group falls behind schedule in connecting our products to customers' systems and data sources.

WE MAY BE UNABLE TO ATTRACT NEW CUSTOMERS IF WE DO NOT DEVELOP NEW PRODUCTS AND ENHANCEMENTS

     If we do not continue to improve our products and develop new products that keep pace with competitive product introductions and technological developments, satisfy diverse and rapidly evolving customer requirements and achieve market acceptance, we may be unable to attract new customers. For example, we are developing new applications as well as new versions of a number of our existing applications, which are scheduled for release in the second half of 1999. We may not be successful in developing and marketing these applications and new versions, or other product enhancements and new products that respond to technological advances and market changes, on a timely or cost-effective basis. In addition, even if these products are developed and released, they may not achieve market acceptance. We have in the past experienced delays in releasing new products and product enhancements and may experience similar delays in the future. These delays or problems in the installation or implementation of our new releases may cause customers to forego purchases of our products.

MARKET ACCEPTANCE OF OUR PRODUCTS MAY SUFFER IF WE ARE UNABLE TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY

     Rapidly changing technology and operating system standards may impede market acceptance of our products. Our new Broadbase EPM applications have been designed based upon currently prevailing Internet technology. If new Internet technologies emerge that are incompatible with Broadbase EPM applications, our key products may become obsolete and our existing and potential customers may seek alternatives to our products. We may not be able to quickly adapt our products to any new Internet technology.

     Additionally, we have designed our products to work with databases such as Oracle and Microsoft SQL Server. Any changes to those databases, or increasing popularity of other databases, could require us to modify our products, and could cause us to delay releasing future products and enhancements. Furthermore, software adapters are necessary to integrate our products with other systems and data sources used by our customers. We must develop and update these adapters to reflect changes to these systems and data sources in order to maintain the functionality provided by our products. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems, databases, customer relationship management software, web servers and other enterprise and Internet-based applications could delay our product development, increase our product development expense or cause customers to delay evaluation, purchase and deployment of our products.

WE ARE DEPENDENT ON THE ACCEPTANCE AND USE OF THE WINDOWS NT OPERATING SYSTEM

     Our products currently run only on the Windows NT operating system. Any change to this operating system could require us to modify our products and could cause us to delay product releases. Any decline in the market acceptance of the Windows NT operating system for any reason, including as a result of errors or delayed introduction of enhancement or upgrades, could seriously harm us. If potential customers do not want to use the Windows NT operating system, we will need to develop products that run on other operating systems such as UNIX.

     The development of new products in response to these risks would require us to commit a substantial investment of resources, and we may not be able to successfully develop or introduce such products on a timely or cost-effective basis, or at all, which could lead potential customers to choose alternatives to our products.

WE FACE INTENSE COMPETITION WHICH COULD MAKE IT DIFFICULT TO ACQUIRE AND RETAIN CUSTOMERS

     Our market is intensely competitive, and we expect competition to intensify in the future. Our failure to maintain and enhance our competitive position could seriously harm our business. Our customers' requirements and the technology available to satisfy those requirements are continually changing. Therefore, we must be able to respond to these changes in order to remain competitive. Our competitors vary in size and in the scope and breadth of products and services offered.

     We have three primary sources of competition:

     - providers of consulting services-based analysis solutions, such as E.piphany;

     - vendors of point solutions that provide website analysis, such as Accrue, Andromedia and Net Perceptions; and

     - in-house development efforts by potential customers using traditional or generic decision support tools.

     In addition, we face potential competition from vendors of other enterprise applications as they expand the functionality of their product offerings, including companies that design software for decision support, management of customer relationships or of organizations' operational information, as well as vendors of database applications. Accordingly, it is possible that new competitors may emerge and acquire our market share.

     Some of our current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do, and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have wider name recognition and more extensive customer bases that they could leverage, thereby gaining market share to our detriment. They may be able to undertake more extensive promotional activities, adopt more aggressive pricing strategies, and offer purchasers more attractive terms than we can. Our competitors may develop products that are superior to ours or that achieve greater market acceptance. In addition, current and potential competitors may establish cooperative relationships among themselves or with third parties to enhance their products to address customer needs.

     Competitive pressures may make it difficult for us to acquire and retain customers and may require us to reduce the price of our products. We cannot be certain that we will be able to compete successfully with existing or new competitors. If we fail to compete successfully against current or future competitors, our business would be seriously harmed.

WE DEPEND ON OUR INTELLECTUAL PROPERTY, AND LITIGATION REGARDING OUR INTELLECTUAL PROPERTY COULD HARM OUR BUSINESS

     Our intellectual property is important to our business. Our intellectual property includes our proprietary technology, our trade secrets, copyrights in our software products, including EPM/Foundation and our Broadbase EPM applications, and our Broadbase and Broadbase EPM trademarks. Our copyrights are important to the protection of our software, and our trademarks are important to the protection of our company and product names. These copyrights and trademarks discourage unauthorized use of our software and our company and product names and provide us with a way to enforce our rights in the event that this unauthorized use occurs. We have no patents, although patents may become increasingly important in software and e-business applications. Unauthorized use or misappropriation of our intellectual property could seriously harm our business. Third parties may infringe upon our intellectual property rights, and we may be unable to detect this unauthorized use or effectively enforce our rights. In addition, any legal action that we may bring to protect our intellectual property rights could be expensive and distract management from day-to-day operations.

     Our business activities may infringe upon the proprietary rights of others, and other parties may assert infringement claims against us. For example, on July 21, 1999, Timeline, Inc. filed a complaint against us in the United States District Court for the Western District of Washington, alleging infringement by us of U.S. Patent No. 5,802,511 held by Timeline. On August 30, 1999 this matter was settled and a license to the patent was obtained in exchange for the payment to Timeline of $250,000 in cash and the issuance of 40,000 shares of Broadbase common stock. In addition, in the future, we may receive communications from other parties asserting that our intellectual property infringes their proprietary rights. If we become liable to any other third party for infringing its intellectual property rights, we could be required to pay substantial damage awards and to develop non-infringing technology, obtain licenses or cease selling the applications that contain the infringing intellectual property. We could have to redesign our products, which could be costly and time-consuming and could substantially delay product shipments, assuming that a redesign is feasible. We may be unable to develop non-infringing technology or obtain licenses on commercially reasonable terms, if at all. Litigation is subject to inherent uncertainties and any of these results in connection with a lawsuit could seriously harm our business. Furthermore, we could incur substantial costs in defending against any intellectual property litigation, and these costs could increase significantly if any dispute were to go to trial. Our defense of any litigation, regardless of the merits of the complaint, will likely be time-consuming, costly and a distraction for our management personnel. Publicity related to any intellectual property litigation could also harm the sale of our products.

SOFTWARE DEFECTS COULD LEAD TO LOSS OF REVENUE OR DELAY IN MARKET ACCEPTANCE FOR OUR PRODUCTS

     Our software products are internally complex and may contain defects, especially when they are first introduced or when new versions are released. In the past we have discovered software errors in some of our products after their introduction. If we are not able to detect and correct errors in products or releases before commencing commercial shipments, we may experience loss of revenue or delays in market acceptance for our products. We continue to evaluate our products for errors following the commencement of commercial shipments and receive information from customers regarding errors they detect, as well as requests for future enhancements to our products. Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, all domestic and international jurisdictions may not enforce these limitations. We may encounter product liability claims in the future. Product liability claims brought against us could divert the attention of management and key personnel, could be expensive to defend and may result in adverse settlements and judgments.

BARRIERS TO INTERNATIONAL EXPANSION COULD LIMIT OUR FUTURE GROWTH

     We intend to expand our international operations, but we may face significant barriers to this expansion. Our failure to manage our international operations effectively could limit the future growth of our business. International sales represented approximately 5.1% of our total revenue for the year ended December 31, 1998 and 23.6% of our total revenue in the first six months of 1999, substantially all of which consisted of sales of EPM/Foundation to customers in Japan. We conduct our international sales primarily through direct sales offices in Germany, the Netherlands and the United Kingdom, and through distributors in Japan. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources.

     Our international operations face numerous risks. Our products must be localized -- customized to meet local user needs -- in order to be sold in particular foreign countries. Developing local versions of our products for foreign markets is difficult and can take longer than we anticipate. We currently have limited experience in localizing products and in testing whether these localized products will be accepted in the targeted countries. For example, we are currently marketing localized products only in Japan, and we have only recently begun to develop products for sale in Germany. We cannot assure you that our localization efforts will be successful. In addition, we have only a limited history of marketing, selling and supporting our products and services internationally. As a result, we must hire and train experienced personnel to staff and manage our foreign operations. However, we may experience difficulties in recruiting and training an international staff. We must also be able to enter into strategic relationships with companies in international markets, particularly in Japan where all of our sales have been made through distributors. If we are not able to maintain successful strategic relationships internationally or recruit additional companies to enter into strategic relationships, our future growth could be limited.

     We also face certain other risks inherent in conducting business internationally, such as:

     - difficulties and costs of staffing and managing international operations;

     - language and cultural differences;

     - difficulties in collecting accounts receivable and longer collection periods;

     - seasonal business activity in certain parts of the world;

     - fluctuations in currency exchange rates;

     - legal and governmental regulatory requirements;

     - trade barriers; and

     - potentially adverse tax consequences.

Any of these factors could seriously harm our international operations and, consequently, our business.

     To date, a majority of our international revenue and costs have been denominated in foreign currencies. We have not engaged in any foreign exchange hedging transactions, and we are therefore subject to foreign currency risk.

WE ARE GROWING RAPIDLY, AND THE FAILURE TO MANAGE OUR GROWTH, INCLUDING EXPANSION OF OUR MANAGEMENT SYSTEMS, COULD ADVERSELY AFFECT OUR BUSINESS

     We have grown rapidly and will need to continue to grow in all areas of operation in order to execute our business strategy. Our total number of full-time employees grew from 41 at December 31, 1997 to 105 at June 30, 1999, and we anticipate further significant increases in the number of our employees. Our growth has placed significant demands on management as well as on our administrative, operational and financial resources and controls. We expect our future growth to cause similar, and perhaps increased, strain on our systems and controls. In particular, we need to substantially upgrade our information systems including accounting and order entry. We also will need to institute new systems such as human resource management and time and billing systems. If we cannot effectively establish and improve our processes, we may not be able to manage our growth successfully or sustain and manage the growth rates we have experienced in the past.

OUR PROSPECTS FOR OBTAINING ADDITIONAL FINANCING, IF REQUIRED, ARE UNCERTAIN AND FAILURE TO OBTAIN NEEDED FINANCING COULD AFFECT OUR ABILITY TO PURSUE FUTURE GROWTH

     We expect that our cash on hand, cash equivalents, credit facilities and proceeds from our recent preferred stock financing will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. After that time, we intend to fund our working capital and capital expenditure requirements from any remaining cash and cash equivalents, cash received from this offering, cash generated from operating activities, existing and future bank financing and possibly from future sales of our capital stock. In addition, we may need to raise additional funds to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies. We cannot assure you that we would be able to obtain additional financing on favorable terms, if at all. If we issue additional equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise necessary additional funds on acceptable terms, we may not be able to develop or enhance our products, fund expansion, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

                         RISKS RELATED TO OUR INDUSTRY

POTENTIAL YEAR 2000 PROBLEMS MAY INVOLVE SIGNIFICANT TIME AND EXPENSE AND MAY REDUCE OUR FUTURE SALES

     If our technology or technology developed by third parties which is incorporated into our products or which interacts with our products, is not year 2000 compliant in a timely manner, our business could be seriously harmed. The year 2000 problem exists because many currently installed computer systems and software products electronically store dates using only the last two digits of the calendar year. As a result, these systems may not be able to distinguish whether "00" means 1900 or 2000, which may cause system failures or erroneous results. Year 2000 problems could subject us to liability claims and disrupt our operations and customers' purchasing patterns, any of which could harm our business.

     Our products operate in complex network environments and directly or indirectly interact with a number of other hardware and software systems that we cannot adequately evaluate for year 2000 compliance. In addition, technology developed by others and incorporated in our products could have year 2000 problems. We may face claims based on year 2000 problems in other companies' products, or issues arising from the integration of multiple products within an overall system. We may in the future be required to defend our products or services in litigation or arbitration proceedings involving our products or services related to year 2000 compliance issues, or to negotiate resolutions of claims based on year 2000 issues. Defending and resolving year 2000-related disputes, regardless of the merits of such disputes, and any liability we have for year 2000-related damages, including consequential damages, could be expensive. In addition, we may experience reduced sales of products as customers and potential customers put a priority on correcting year 2000 problems and therefore defer purchases of our products. Accordingly, demand for our products may be particularly volatile and unpredictable for the remainder of 1999 and early 2000.

     We currently have no contingency plans in place to address the risks associated with unremediated year 2000 problems, but we are currently developing these plans and expect to have them in place in the third quarter of 1999. With the exception of our accounting system and software on a few of the computers used by our sales representatives to demonstrate our products, we believe that virtually all of our internal information systems are currently year 2000 compliant. We are in the process of obtaining the necessary compliance upgrades for the systems that are not already year 2000 compliant. If we do not complete in a timely manner these compliance upgrades for our internal information systems, our operations could be disrupted as a result of a temporary lack of availability of our accounting systems and an inability of certain of our sales representatives to engage in demonstrations of our products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness" for more information about our potential year 2000 problems and the measures that we have taken to address these problems.

WE DEPEND ON THE GROWTH IN THE USE OF THE INTERNET FOR OUR BUSINESS

     Our future success depends heavily on the increased acceptance and use of the Internet for business. Although the Internet is experiencing rapid growth in the number of users and traffic, this growth is a recent phenomenon and may not continue. Furthermore, despite this growth in usage, the use of the Internet for business transactions is relatively new. If use of the Internet for business does not continue to increase or increases more slowly than expected, our business would be seriously harmed. Consumers and businesses may reject the Internet as a viable commercial medium, or be slow to adopt it, for a number of reasons, including potentially inadequate network infrastructure, slow development of enabling technologies, concerns about the security of transactions and confidential information and insufficient commercial support. The Internet infrastructure may not be able to support the demands placed on it by increased Internet usage and bandwidth requirements. In addition, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or increased governmental regulation, could cause the Internet to lose its viability as a commercial medium. If these or any other factors cause use of the Internet for business to slow or decline, our business would be harmed. Even if the required infrastructure, standards, protocols or complementary products, services or facilities are developed, we may incur substantial expenses adapting our products to changing or emerging technologies.

INCREASING GOVERNMENTAL REGULATION OF THE INTERNET COULD LIMIT THE MARKET FOR OUR PRODUCTS

     A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, such as user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. Legislation could dampen the growth in Internet usage and decrease or limit its acceptance as a communications and commercial medium. If enacted, these laws and regulations could limit the market for our products. In addition, existing laws could be applied to the Internet, including consumer privacy laws. Legislation or application of existing laws could expose companies involved in electronic commerce, or e-commerce, to increased liability, which could limit the growth of e-commerce generally.

GOVERNMENT REGULATION OF THE COLLECTION AND USE OF PERSONAL DATA COULD REDUCE DEMAND FOR OUR PRODUCTS

     Our products connect to and analyze data from various applications, including Internet applications, that enable businesses to capture and use information about their customers. Government regulation which limits our customers' use of this information could reduce the demand for our products. A number of jurisdictions have adopted, or are considering adopting, laws that restrict the use of customer information from Internet applications. The European Union has required that its member states adopt legislation that imposes restrictions on the collection and use of personal data on the Internet, and that limits the transfer of personally-identifiable data to countries that do not impose equivalent restrictions. In the United States, the Children's Online Privacy Protection Act was enacted in October 1998. This legislation directs the Federal Trade Commission to regulate the collection of data from children on commercial websites. In addition, the Federal Trade Commission has begun investigations into the privacy practices of businesses that collect information on the Internet. These and other privacy-related initiatives could reduce demand for some of the Internet applications with which our products operate, and could restrict the use of our products in some e-commerce applications. This could reduce demand for our products.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY BE VOLATILE WHICH COULD LEAD TO LOSSES BY INVESTORS AND TO SECURITIES LITIGATION

     Our common stock has never been sold in a public market. An active trading market for our common stock may not develop or be sustained after completion of this offering. We negotiated and determined the initial public offering price with the representatives of the underwriters based on several factors. The initial public offering price may not be indicative of the prices that will prevail in the public market after this offering, and the market price of the common stock could fall below the initial public offering price.

     The value of your investment in Broadbase could decline due to the impact of any of the following factors upon the market price of our common stock:

     - variations in our actual and anticipated operating results;

     - changes in our earnings estimates by analysts;

     - our failure to meet analysts' performance expectations; and

     - lack of liquidity.

     In addition, stock markets, particularly the Nasdaq National Market, have experienced extreme price and volume fluctuations, and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. These fluctuations have often been unrelated to the operating performance of such companies. Fluctuations such as these may affect the market price of our common stock. Substantial sales of our common stock after this offering could also cause our stock price to decline. As a result, investors may not be able to resell their shares at or above the initial public offering price.

     In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and could divert our management's attention and resources.

OUR OFFICERS, DIRECTORS AND MAJOR STOCKHOLDERS WILL HAVE SIGNIFICANT CONTROL OVER US WHICH COULD DELAY OR PREVENT A CHANGE OF CONTROL

     Our executive officers, directors and major stockholders will have significant control over us following completion of this offering as they will beneficially own an aggregate of approximately 54.4% of our outstanding common stock at that time. This could limit the ability of our other stockholders to influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or similar transactions.

WE HAVE ADOPTED ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT THE SALE OF OUR COMPANY AND DIMINISH THE VOTING RIGHTS OF THE HOLDERS OF OUR COMMON STOCK

     Provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For example, we have a classified board of directors. In addition, our stockholders are unable to act by written consent or to fill any vacancy on the board of directors. In addition, our stockholders cannot call special meetings of stockholders for any purpose, including to remove any director or the entire board of directors without cause. We will also be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

WE HAVE BROAD DISCRETION TO USE THE PROCEEDS FROM THIS OFFERING, AND OUR INVESTMENT OF THESE PROCEEDS MAY NOT YIELD A FAVORABLE RETURN

     Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. Pending any such uses, we plan to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return.

FUTURE SALES OF SHARES OF OUR COMMON STOCK COULD CAUSE THE PRICE OF OUR SHARES TO DECLINE

     If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Based upon the number of our shares outstanding as of August 31, 1999, upon completion of this offering, we will have outstanding 17,336,939 shares of common stock, assuming no exercise of outstanding options or warrants after August 31, 1999. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable, 10,581,058 additional shares of common stock will be available for sale in the public market 180 days after the date of this prospectus following the expiration of lock-up agreements with us or the underwriters, and 2,755,881 more shares will become available for sale in the public market on subsequent dates. These stockholders may be released from their lock-up agreements at any time and without notice, which would allow for the earlier sale of shares in the public market.

     After this offering, the holders of approximately 9,991,146 shares of common stock, which represent 58% of our outstanding stock after completion of this offering, will be entitled to certain rights to have the resale of their shares registered under the Securities Act of 1933. If these holders cause a large number of securities to be registered and sold in the public market, such sales could result in a significant decline in the market price for our common stock.

SOME OF OUR EXISTING INVESTORS MAY ASSERT CLAIMS AGAINST US FOR FAILING TO SELL THEM SHARES IN THIS OFFERING

     In connection with our private financing in June 1999, we granted rights to purchase up to 238,306 shares in our initial public offering to many of these Series E investors, subject to compliance with applicable laws, including federal securities laws. Because the offering of the rights started privately in June 1999, the sale of the shares in connection with these rights must continue privately and the issuance of these shares cannot be registered in connection with this initial public offering or on any other registration statement. Although we have offered to sell the shares to these investors in a separate private placement at the initial public offering price, only some of these investors accepted this offer as to 45,063 shares. We believe that we have fulfilled our obligations under the agreement, but it is possible that the investors who did not accept this offer could claim that we breached the agreement by failing to sell them the shares in the initial public offering. If they were successful in their claims, we could be obligated to pay damages, which could equal the amount of any increase in the value of our common stock in the trading market following this offering. For example, at an initial public offering price of $14.00 per share, if the trading price of our common stock thereafter increases to $18.00 per share, it is possible that the investors could claim that they were damaged by not being able to purchase the shares in the public offering in the amount of $772,972 -- which represents the gain in the stock price multiplied by the total number of shares that could have been purchased under the agreement and were not. However, we cannot be sure what will happen to our stock price after it is initially offered to the public, including whether there will be any gain in the price or the amount of any gain.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR INVESTMENT

     The initial public offering price is substantially higher than the pro forma net book value per share of the outstanding common stock. If you purchase shares of our common stock, you will incur immediate and substantial dilution in the amount of $9.73 per share. If the holders of outstanding options or warrants exercise those options or warrants, you will experience further dilution.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
                               AND INDUSTRY DATA

     We make many statements in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere that are forward-looking and are not based on historical facts. These statements relate to our future plans, objectives, expectations and intentions. We may identify these statements by the use of words such as "believe," "expect," "anticipate," "intend" and "plan" and similar expressions. These forward-looking statements involve a number of risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we discuss in "Risk Factors" and elsewhere in this prospectus. These forward-looking statements speak only as of the date of this prospectus, and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus.

     This prospectus contains estimates of market growth related to the Internet. These estimates have been included in studies published by Forrester Research, a market research firm. These estimates assume that certain events, trends and activities will occur. If Forrester Research is wrong about any of their assumptions, then their market estimates may also be wrong.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the 4,000,000 shares of common stock offered by us will be approximately $51.0 million, at an initial public offering price of $14.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, our net proceeds will be $58.8 million. We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital. We may also use a portion of the net proceeds from this offering to acquire or invest in businesses, technologies or services that are complementary to our business. We have no present plans or commitments and are not engaged in any negotiations with respect to any transactions of this type.

     We have not identified any specific uses for the net proceeds from this offering, and we will have discretion over their use and investment. Pending use of the net proceeds, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities. See "Risk
Factors -- We have broad discretion to use the proceeds from this offering, and our investment of these proceeds may not yield a favorable return."

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on shares of our capital stock. We intend to retain any future earnings to finance future growth and do not anticipate paying any cash dividends in the future. In addition, the terms of our credit facility with Silicon Valley Bank restrict our ability to pay cash dividends.

                                 CAPITALIZATION

     The following table shows:

     - our actual capitalization as of June 30, 1999;

     - our capitalization as of that date on a pro forma basis to give effect to the conversion of all preferred stock and convertible debentures outstanding at June 30, 1999 into common stock upon the closing of this offering and to give effect to changes in our authorized shares as a result of our Delaware reincorporation; and

     - our pro forma capitalization as adjusted to reflect our receipt of the net proceeds from the sale of shares of common stock offered by us at the initial public offering price of $14.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

                                                                         JUNE 30, 1999
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                                         (IN THOUSANDS)
Long-term liabilities, less current portion.................  $ 10,302    $    777      $    777
Stockholders' equity:
  Preferred stock, par value $0.001 per share; 15,154,046
     shares authorized, 8,663,089 shares issued and
     outstanding, actual, no shares issued or outstanding,
     pro forma and pro forma as adjusted....................         8          --            --
  Common stock, par value $0.001 per share; 90,000,000
     shares authorized, 3,226,808 shares issued and
     outstanding, actual; 13,203,690 shares issued and
     outstanding, pro forma; 17,203,690 shares issued and
     outstanding, pro forma as adjusted.....................         3          12            16
  Additional paid-in capital................................    53,513      63,037       114,058
  Deferred stock compensation...............................   (10,907)    (10,907)      (10,907)
  Notes receivable from stockholders........................      (626)       (626)         (626)
  Accumulated other comprehensive loss......................       (38)        (38)          (38)
  Accumulated deficit.......................................   (28,989)    (28,989)      (28,989)
                                                              --------    --------      --------
     Total stockholders' equity.............................    12,964      22,489        73,514
                                                              --------    --------      --------
          Total capitalization..............................  $ 23,266    $ 23,266      $ 74,291
                                                              ========    ========      ========

     The outstanding share information shown in the table above excludes:

     - 36,764 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 1999, at a weighted-average per share exercise price of $2.34;

     - 2,013,249 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 1999, at a weighted-average per share exercise price of $0.62, which increased to 2,293,696 shares at a weighted-average per share exercise price of $1.37 as of August 31, 1999;

     - 572,443 shares of common stock available for future grant under our 1996 Equity Incentive Plan as of June 30, 1999, which decreased to 198,747 shares as of August 31, 1999;

     - 3,500,000 shares of common stock to be initially available for future grant under our 1999 Equity Incentive Plan, together with any shares remaining available for grant as of the date of this prospectus under the 1996 Equity Incentive Plan;

     - 500,000 shares of common stock to be initially available for issuance under our 1999 Employee Stock Purchase Plan;

     - 40,000 shares of common stock issued in August 1999 in connection with the settlement of litigation with, and obtaining a license from, Timeline; and

     - 45,063 shares of common stock that are being purchased at the initial public offering price in a separate private placement by some of the investors in our Series E preferred stock financing.

     See "Management -- Employee Benefit Plans" for more information about our stock plans.

                                    DILUTION

     Our pro forma net tangible book value as of June 30, 1999 was $22.5 million, or $1.70 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by 13,203,690 shares of common stock outstanding as of June 30, 1999 after giving effect to the conversion of all outstanding shares of preferred stock and convertible debentures into shares of common stock upon completion of this offering. After giving effect to the receipt of the net proceeds from the sale of 4,000,000 shares of our common stock at an initial public offering price of $14.00 per share and after deducting underwriting discounts and commissions and the estimated offering expenses, our pro forma net tangible book value as of June 30, 1999 would have been approximately $73.5 million, or $4.27 per share. This represents an immediate increase in pro forma net tangible book value of $2.57 per share to existing stockholders and an immediate dilution of $9.73 per share to new investors purchasing shares at the initial public offering price. The following table illustrates this per share dilution:

Initial public offering price per share.....................           $14.00
  Pro forma net tangible book value per share as of
     June 30, 1999..........................................  $1.70
  Increase per share attributable to new investors..........   2.57
                                                              -----
Pro forma net tangible book value per share after
  offering..................................................             4.27
                                                                       ------
Dilution per share to new investors.........................           $ 9.73
                                                                       ======

     The following table summarizes, as of June 30, 1999, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and the estimated offering expenses:

                            SHARES PURCHASED         TOTAL CONSIDERATION
                          ---------------------    -----------------------    AVERAGE PRICE
                            NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                          ----------    -------    ------------    -------    -------------
Existing stockholders...  13,203,690      76.7%    $ 63,049,000      53.0%       $ 4.77
New investors...........   4,000,000      23.3       56,000,000      47.0%        14.00
                          ----------     -----     ------------     -----        ------
  Total.................  17,203,690     100.0%    $119,049,000     100.0%       $ 6.92
                          ==========     =====     ============     =====        ======

     The above discussion and tables assume no exercise of any stock options or warrants outstanding as of June 30, 1999 and excludes the 40,000 shares of common stock issued in August 1999 in connection with the settlement of litigation with, and obtaining a license from, Timeline and 45,063 shares of common stock that are being purchased at the initial public offering price in a separate private placement by some of the investors in our Series E preferred stock financing. As of June 30, 1999, there were options and warrants outstanding to purchase a total of 2,050,013 shares of our common stock with a weighted-average exercise price of $0.65 per share, which increased to 2,330,460 shares at a weighted-average per share exercise price of $1.39 as of August 31, 1999. If any of these options or warrants are exercised, there will be further dilution to new public investors. Please see Notes 5 and 9 of Notes to Financial Statements for more information about these options and warrants.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this prospectus. The consolidated statement of operations data for the period from November 28, 1995 (inception) to December 31, 1996 and each of the two years ended December 31, 1997 and 1998 and the consolidated balance sheet data at December 31, 1997 and 1998, are derived from our consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus. The consolidated balance sheet data as of June 30, 1999 and the consolidated statement of operations data for the six months ended June 30, 1998 and 1999 are derived from unaudited consolidated financial statements included elsewhere in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of our financial position and results of operations for those periods. Historical results are not necessarily indicative of future results. The pro forma consolidated balance sheet data as of June 30, 1999 is unaudited and reflects the assumed conversion of all outstanding shares of preferred stock and convertible debentures into common stock upon the completion of this offering.

                                                     PERIOD FROM         YEARS ENDED        SIX MONTHS ENDED
                                                  NOVEMBER 28, 1995      DECEMBER 31,           JUNE 30,
                                                   (INCEPTION) TO     ------------------   -------------------
                                                  DECEMBER 31, 1996    1997       1998      1998        1999
                                                  -----------------   -------   --------   -------    --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenue:
  License........................................      $    --        $    --   $  2,996   $ 1,349    $  2,693
  Maintenance and professional services..........           --             --        443        98         846
                                                       -------        -------   --------   -------    --------
         Total net revenue.......................           --             --      3,439     1,447       3,539
Cost of revenue:
  License........................................           --             --        713       366         428
  Maintenance and professional services..........           --             --        254        83         932
                                                       -------        -------   --------   -------    --------
         Total cost of revenue...................           --             --        967       449       1,360
                                                       -------        -------   --------   -------    --------
Gross margin.....................................           --             --      2,472       998       2,179
Operating expenses:
  Sales and marketing............................          130          2,851      7,888     3,641       6,495
  Research and development.......................          928          1,980      3,738     1,665       2,800
  General and administrative.....................          215            744      1,165       522         932
  Amortization of deferred stock compensation....           --             --      1,133       328       2,472
                                                       -------        -------   --------   -------    --------
         Total operating expenses................        1,273          5,575     13,924     6,156      12,699
                                                       -------        -------   --------   -------    --------
Loss from operations.............................       (1,273)        (5,575)   (11,452)   (5,158)    (10,520)
Interest income..................................           30            154        335       158         194
Interest expense.................................          (29)           (66)      (226)     (100)       (561)
                                                       -------        -------   --------   -------    --------
Net loss.........................................      $(1,272)       $(5,487)  $(11,343)  $(5,100)   $(10,887)
                                                       =======        =======   ========   =======    ========
Basic and diluted net loss per share.............      $ (4.30)       $ (6.19)  $  (8.85)  $ (4.58)   $  (6.30)
                                                       =======        =======   ========   =======    ========
Weighted-average shares used in computing basic
  and diluted net loss per share.................          296            887      1,281     1,114       1,728
                                                       =======        =======   ========   =======    ========
Pro forma basic and diluted
  net loss per share.............................                               $  (1.51)             $  (1.16)
                                                                                ========              ========
Weighted-average shares used in computing pro
  forma basic and diluted net loss per share.....                                  7,536                 9,383
                                                                                ========              ========

                                                                DECEMBER 31,          JUNE 30, 1999
                                                              -----------------    --------------------
                                                               1997      1998      ACTUAL     PRO FORMA
                                                              ------    -------    -------    ---------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $1,153    $13,990    $27,981     $27,981
Working capital.............................................      61      8,801     21,357      21,357
Total assets................................................   2,113     17,173     32,561      32,561
Long-term debt and capital lease obligations, net of current
  portion...................................................     916      9,360     10,302         777
Stockholders' equity (net capital deficiency)...............     (75)     1,226     12,964      22,489

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain consolidated statement of operations data for each of the six quarters beginning with the quarter ended March 31, 1998 through the quarter ended June 30, 1999, including such amounts expressed as a percentage of total net revenue. This quarterly information is unaudited, but has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments necessary for a fair representation of the information for the periods presented. This statement of operations data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future period.

                                                                            THREE MONTHS ENDED
                                                --------------------------------------------------------------------------
                                                MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                                  1998        1998         1998            1998         1999        1999
                                                ---------   --------   -------------   ------------   ---------   --------
                                                                              (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenue:
  License.....................................   $   482    $   867       $   888        $   759       $ 1,126    $ 1,567
  Maintenance and professional services.......        --         98           104            241           360        486
                                                 -------    -------       -------        -------       -------    -------
        Total net revenue.....................       482        965           992          1,000         1,486      2,053
Cost of revenue:
  License.....................................       210        156           180            167           260        168
  Maintenance and professional services.......        --         83            84             87           391        541
                                                 -------    -------       -------        -------       -------    -------
        Total cost of revenue.................       210        239           264            254           651        709
                                                 -------    -------       -------        -------       -------    -------
Gross margin..................................       272        726           728            746           835      1,344
Operating expenses:
  Sales and marketing.........................     1,595      2,046         1,975          2,272         2,656      3,839
  Research and development....................       742        923         1,030          1,043         1,188      1,612
  General and administrative..................       219        303           315            328           494        438
  Amortization of deferred stock
    compensation..............................        62        266           374            431           925      1,547
                                                 -------    -------       -------        -------       -------    -------
        Total operating expenses..............     2,618      3,538         3,694          4,074         5,263      7,436
                                                 -------    -------       -------        -------       -------    -------
Loss from operations..........................    (2,346)    (2,812)       (2,966)        (3,328)       (4,428)    (6,092)
Interest income...............................        53        105            94             83           113         81
Interest expense..............................       (60)       (40)          (47)           (79)         (260)      (301)
                                                 -------    -------       -------        -------       -------    -------
Net loss......................................   $(2,353)   $(2,747)      $(2,919)       $(3,324)      $(4,575)   $(6,312)
                                                 =======    =======       =======        =======       =======    =======

                                                                            THREE MONTHS ENDED
                                                --------------------------------------------------------------------------
                                                MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                                  1998        1998         1998            1998         1999        1999
                                                ---------   --------   -------------   ------------   ---------   --------
PERCENT OF TOTAL NET REVENUE
Net revenue:
  License.....................................     100.0%      89.8%         89.5%          75.9%         75.8%      76.3%
  Maintenance and professional services.......        --       10.2          10.5           24.1          24.2       23.7
                                                 -------    -------       -------        -------       -------    -------
        Total net revenue.....................     100.0      100.0         100.0          100.0         100.0      100.0
Cost of revenue:
  License.....................................      43.6       16.2          18.1           16.7          17.5        8.2
  Maintenance and professional services.......        --        8.6           8.5            8.7          26.3       26.4
                                                 -------    -------       -------        -------       -------    -------
        Total cost of revenue.................      43.6       24.8          26.6           25.4          43.8       34.5
                                                 -------    -------       -------        -------       -------    -------
Gross margin..................................      56.4       75.2          73.4           74.6          56.2       65.5
Operating expenses:
  Sales and marketing.........................     330.9      212.0         199.1          227.2         178.7      187.0
  Research and development....................     153.9       95.6         103.8          104.3          79.9       78.5
  General and administrative..................      45.4       31.4          31.8           32.8          33.2       21.3
  Amortization of deferred stock
    compensation..............................      12.9       27.6          37.7           43.1          62.2       75.4
                                                 -------    -------       -------        -------       -------    -------
        Total operating expenses..............     543.1      366.6         372.4          407.4         354.0      362.2
                                                 -------    -------       -------        -------       -------    -------
Loss from operations..........................    (486.7)    (291.4)       (299.0)        (332.8)       (297.8)    (296.7)
Interest income...............................      11.0       10.9           9.5            8.3           7.6        3.9
Interest expense..............................     (12.5)      (4.1)         (4.7)          (7.9)        (17.5)     (14.7)
                                                 -------    -------       -------        -------       -------    -------
Net loss......................................    (488.2)%   (284.6)%      (294.2)%       (332.4)%      (307.7)%   (307.5)%
                                                 =======    =======       =======        =======       =======    =======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We incorporated in November 1995 and from that date through December 1997 were in the development stage, conducting research and developing our initial products. In the fourth quarter of 1997, we introduced EPM/Foundation. This software product was originally designed to enable organizations to build and manage datamarts for their customer information. In the third quarter of 1998, we began offering Broadbase/EPM applications, built on EPM/ Foundation, which provide analysis for customer relationship management. In May 1999 we expanded our Broadbase/EPM suite by introducing new applications designed for Internet sales channels, Internet marketing and other customer-focused e-business applications, as well as new versions of our existing applications. As a result, most of our license revenue through the first six months of 1999 has been derived from licenses of EPM/Foundation. Throughout these periods, we expanded our organization by hiring personnel in key areas, particularly marketing, sales and research and development. We have grown from a total of 41 full-time employees at December 31, 1997 to 75 full-time employees at December 31, 1998 and 105 full-time employees at June 30, 1999, and we intend to continue to increase our number of employees throughout 1999.

     Our revenue comes principally from licenses of our software products, with the balance coming from maintenance and professional services. We adopted the provisions of Statement of Position ("SOP") No. 97-2 Software Revenue Recognition, as amended by SOP No. 98-4, Deferral of the Effective Date of Certain Provisions of SOP No. 97-2. Under SOP No. 97-2 we recognize license revenue when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant company obligations with regard to installation or implementation of the software remain, the fee is fixed or determinable and collectibility is probable. In a typical application license transaction, our professional services group connects our product to the customer's systems and data sources. Upon completion of that connection, no significant obligations remain with respect to implementation, and we recognize the revenue related to that license. The actual connection process can often be completed in two to four weeks. However, the timing of the commencement and completion of this process is subject to factors that may be beyond our control, as this process requires access to the customer's facilities and coordination with the customer's personnel following delivery of the software. As a result, we typically do not recognize the license revenue from an application license until one to three months after our product is shipped to the customer. License revenue generated by distributors and other resellers is recognized upon receipt of a reseller report of sale and our shipment of the licensed software. Maintenance and support revenue associated with new product licenses and maintenance revenue resulting from renewed maintenance contracts are deferred and recognized ratably over the contract period. Professional services revenue is recognized when services are performed.

     Currently, businesses that license our products generally license one or more Broadbase EPM applications, together with EPM/Foundation and adapters to interface with the customers' existing data sources. Customers generally receive nonexclusive, perpetual licenses to use our products for a specified number of servers and named concurrent users. After the initial license, they may purchase licenses for additional servers and users as needed. In addition, customers often purchase professional services from us, including training services, although they may use other consulting organizations. Customers that license our products also usually purchase maintenance contracts, which provide software upgrades and technical support over a stated term, typically 12 months.

     We sell our products through our direct sales force and through indirect sales channels. Direct sales are made by our direct sales force in North America, Germany, the United Kingdom and the Netherlands. Our indirect sales channels include software application vendors, resellers and distributors located in the United States, Japan and the Netherlands. Sales through indirect sales channels accounted for approximately 28.7% of our total net revenue for 1998 and 40.8% for the six months ended June 30, 1999. Although a significant portion of our revenue to date has been generated by our indirect sales channels, we intend to continue increasing the size of our direct sales force, both in the United States and internationally.

     Revenue from customers outside North America represented 5.1% of our total net revenue for 1998 and 23.6% for the six months ended June 30, 1999. Substantially all of our international revenue has been derived from sales of EPM/Foundation by our distributors in Japan. We intend to continue to expand our international operations and commit significant management time and financial resources to developing our direct and indirect international sales channels. International revenue may not, however, increase as a percentage of total net revenue.

     We have experienced substantial net losses since our inception due to the significant costs incurred to develop our technology and products and to recruit and train personnel for our engineering, sales, marketing, professional services and administration departments. As of June 30, 1999, we had an accumulated deficit of $29.0 million. We expect to continue to incur substantial operating losses for the foreseeable future.

     On July 21, 1999, Timeline, Inc. filed a complaint against us in the United States District Court for the Western District of Washington, alleging infringement by us of U.S. Patent No. 5,802,511 held by Timeline. On August 30, 1999, this matter was settled and a license to the patent was obtained, in exchange for the payment to Timeline of $250,000 in cash and the issuance of 40,000 shares of Broadbase common stock. A portion of the expense associated with the settlement and the license will be recognized in the quarter ended September 30, 1999 and the remainder will be amortized over a five year period. Broadbase does not expect the settlement or the license to have a material adverse effect on its financial condition or results of operations. See Note 9 of Notes to Financial Statements.

RESULTS OF OPERATIONS

  NET REVENUE

     License. We began licensing our products in the first quarter of 1998. License revenue increased from nothing in the period from inception through 1996 and nothing in 1997 to $3.0 million in 1998. License revenue increased from $1.3 million in the first six months of 1998 to $2.7 million in the first six months of 1999, representing an increase of 107.7%. These increases in license revenue are attributable to increases in the number of licenses sold, reflecting the results of the expansion of our direct sales force and our indirect sales channels. We intend to continue to expand both these channels. In addition, we expect the average size of our revenue per license transaction to increase as a result of our licensing Broadbase EPM applications as well as EPM/Foundation.

     Our license revenue decreased from the third quarter of 1998 to the fourth quarter of 1998, as we transitioned to a direct sales force with the specific skills required to sell our new Broadbase EPM applications for customer relationship management.

     During 1998, we invested in developing our direct and indirect sales channels as well as our maintenance and professional services groups. The result of these efforts is reflected in the 48.4% increase in license revenue between the fourth quarter of 1998 and the first quarter of 1999 and the steadily increasing revenue from maintenance and professional services from the second quarter of 1998 through the second quarter of 1999.

     Maintenance and professional services. Maintenance revenue is recognized on a straight-line basis over the period support is provided, usually one year. We first began recognizing maintenance revenue in the second quarter of 1998 for maintenance contracts sold at the end of the first quarter of 1998. Professional services revenue is recognized as the services are performed. Professional services revenue was first recognized in the second quarter of 1998. Maintenance and professional services revenue increased from nothing in the period from inception through 1996 and nothing in 1997, to $443,000 in 1998 and increased from $98,000 in the first six months of 1998 to $846,000 in the first six months of 1999. The growth in maintenance and professional services revenue in the first six months of 1999 compared to the same period of 1998 reflects the expansion of our installed base of customers and the Company's increasing emphasis on providing its customers with post-implementation consulting and support.

  COST OF REVENUE

     Cost of licenses. The cost of licenses consists primarily of royalties paid to third parties and the cost of product manuals, media, packaging and shipping. The cost of licenses increased from nothing in the period from inception through 1996 and nothing in 1997 to $713,000 in 1998 and from $366,000 in the first six months of 1998 to $428,000 in the first six months of 1999, primarily as a result of increased license revenue. Our cost of licenses has varied significantly from quarter to quarter. These variations are due primarily to changes in the mix of products sold, since our products require payment of royalties to third parties at differing rates.

     Cost of maintenance and professional services. The cost of maintenance and professional services consists primarily of personnel costs associated with providing maintenance and support services, consulting services and training services. We began incurring costs associated with maintenance and support in the second quarter of 1998 when support periods for our customers began, which resulted in an increase from nothing in the period from inception through 1996 and nothing in 1997 to $254,000 in 1998 and from $83,000 in the first six months of 1998 to $932,000 in the first six months of 1999. The increase in cost of maintenance and professional services between the first six months of 1998 and the first six months of 1999 was due primarily to the hiring of a vice president of professional services and eight additional professional services personnel. We plan to continue expanding our professional services group and, accordingly, expect the dollar amount of our cost of maintenance and professional services to increase.

     Sales and marketing. Sales and marketing expenses consist primarily of salaries, benefits, bonuses, commissions, travel and promotional expenses and the facilities cost for the various domestic and international field sales offices. Sales and marketing expenses increased from $130,000 for the period from inception through 1996 to $2.9 million in 1997 and to $7.9 million in 1998 and from $3.6 million in the six months of 1998 to $6.5 million in the first six months of 1999. These increases in sales and marketing expenses resulted primarily from higher salary, recruiting, benefits, travel and facilities costs associated with the hiring of additional sales and marketing personnel and the expansion of our international sales organization. Full time sales and marketing personnel grew from 23 at June 30, 1998 to 44 at June 30, 1999. We plan to continue expanding our sales and marketing organization, and expect our sales and marketing expense to increase.

     Research and development. Research and development expenses consist primarily of salaries for development personnel and related costs associated with the development of new products, the enhancement of existing products, localization, quality assurance and testing. Research and development expenses increased from $928,000 in the period from inception through 1996 to $2.0 million in 1997 and to $3.7 million in 1998 and from $1.7 million in the first six months of 1998 to $2.8 million in the first six months of 1999. These increases in research and development expenses were due to the hiring of additional personnel and to other expenses associated with the development and localization of new products. Full time research and development personnel grew from 25 at June 30, 1998 to 33 at June 30, 1999. We plan to continue expanding our research and development organization, and expect our research and development expense to increase.

     General and administrative. General and administrative expenses consist primarily of salaries of executive, financial, human resource and information services personnel as well as outside professional fees. General and administrative expenses increased from $215,000 in the period from inception through 1996 to $744,000 in 1997 and to $1.2 million in 1998 and from $522,000 in the first six months of 1998 to $932,000 in the first six months of 1999. These increases in general and administrative expenses were primarily due to increased staffing required to support our expanded operations in the United States and abroad and, to a lesser extent, increased costs of outside professional services and costs to implement additional management information systems. Our full time general and administrative personnel grew from 8 at June 30, 1998 to 13 at June 30, 1999.

     Deferred compensation. We recorded deferred compensation of approximately $3.5 million in 1998, representing the difference between the exercise prices of options granted to acquire approximately 632,000 shares of common stock during 1998 and the deemed fair value for financial reporting purposes of our common stock on the grant dates. We amortized deferred compensation expense of approximately $1.1 million during 1998. This compensation expense relates to options awarded to individuals in all operating expense categories. Total deferred compensation at December 31, 1998 of approximately $2.3 million is being amortized using a graded vesting method over the vesting periods of the options. In addition, we granted options to purchase common stock in the first six months of 1999 for which we recorded additional deferred compensation of approximately $11.0 million which will be amortized using a graded vesting method over the vesting periods of the options. The amortization of deferred compensation recorded through June 30, 1999 will be approximately $6.0 million for 1999, $4.2 million for 2000, $2.1 million for 2001, $897,000 for 2002 and
$142,000 for 2003.

     Interest income. Interest income consists of interest earned on our cash and cash equivalents. Interest income for the period from inception through 1996 was $30,000 and for 1997 was $154,000, representing interest earned on the cash proceeds of our Series A and Series B preferred stock financings. Interest income increased to $335,000 in 1998, due primarily to the investment of the proceeds of our Series C preferred stock financing. Interest income increased from $158,000 in the first six months of 1998 to $194,000 in the first six months of 1999 due to higher invested cash balances in 1999 as a result of the investment of proceeds received from the sale of $8.3 million and $1.3 million of Series D convertible debentures in December 1998 and April 1999, respectively.

     Interest expense. Interest expense consists primarily of interest on our notes payable, bank line of credit and convertible debentures. Interest expense increased from $29,000 for the period from inception through 1996 to $66,000 in 1997 due to $300,000 in additional borrowings in 1997 under notes from a financial institution, and to $226,000 in 1998 due to $1.0 million in additional borrowing in 1998 under a bank line of credit. Interest expense increased from $100,000 in the first six months of 1998 to $561,000 in the first six months of 1999 due primarily to interest payments on $8.3 million of convertible debentures issued in December 1998 and $1.3 million of convertible debentures issued in April 1999.

     Income taxes. There was no federal income tax provision in any period presented due to our net operating losses. We had deferred tax assets of approximately $2.9 million as of December 31, 1997 and $6.5 million as of December 31, 1998. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the net deferred tax assets as of December 31, 1997 and 1998, has been established to reflect these uncertainties. Our deferred tax assets primarily relate to net operating loss and tax credit carryforwards. As of December 31, 1998, we had federal net operating loss carryforwards of approximately $15.4 million and state net operating loss carryforwards of approximately $10.7 million. We also had federal and state research and development tax credit carryforwards of approximately $300,000 and $200,000, respectively. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2004, if not utilized. Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, we have funded our operations primarily through the sale of equity securities, with net proceeds of $38.6 million, sales of convertible debentures, with net proceeds of $9.5 million, and bank borrowings.

     Net cash used in operating activities was $4.8 million in 1997 and $6.1 million in 1998. Net cash used in operating activities was $6.4 million in the six months ended June 30, 1999. In each period, net cash used in operating activities resulted from our net loss offset in part by increases in current liabilities, especially deferred revenue in 1998 and accrued expenses in the first six months of 1999. The increase in deferred revenue consisted primarily of prepayments of licenses from Japanese distributors and prepayment of maintenance.

     Our investing activities used cash of $661,000 in 1997, $1.4 million in 1998 and $637,000 in the first six months of 1999. Net cash used in investing activities in these periods was primarily the result of capital expenditures for computer and communications equipment, purchased software, office equipment, furniture, fixtures and leasehold improvements.

     Our financing activities provided cash of $1.1 million in 1997, $20.4 million in 1998 and $21.0 million in the first six months of 1999. In 1997, financing activities provided cash primarily from issuance of $1.0 million of long-term debt. In 1998, financing activities provided cash of $11.9 million from the issuance of preferred stock, $8.3 million from the issuance of convertible debentures and $1.0 million from borrowings under our bank credit facility. This was offset in part by long-term debt repayment of $380,000 and a $400,000 loan to an officer and stockholder in exchange for a non-recourse promissory note which is secured by common stock of Broadbase held by the officer. For the first six months of 1999, our financing activities provided cash primarily from the issuance of $20.0 million of preferred stock and the issuance of $1.3 million of convertible debentures.

     In July 1998, we entered into a loan and security agreement with Silicon Valley Bank, providing a line of credit of up to $2.0 million and an equipment line of credit of up to $1.0 million. Any borrowings under the line of credit bear interest at the bank's prime lending rate, and any borrowings under the equipment line of credit would bear interest at the bank's prime lending rate plus 0.5%. As of June 30, 1999, borrowings under the line of credit would have accrued interest at a rate of 7.75% and the borrowings under the equipment line of credit accrued interest at a rate of 8.25%. Borrowings under this agreement are secured by certain assets of Broadbase. As of June 30, 1999, no borrowings were outstanding and $2.0 million was available for borrowing under the line of credit. In addition, as of that date, $833,500 was outstanding under the equipment line of credit. Borrowings under the equipment line of credit are due in 36 equal monthly installments of principal, plus accrued interest, beginning in January 1999 and ending in December 2001. The agreement contains covenants requiring that we satisfy certain financial ratios and maintain a minimum tangible net worth. The agreement also prohibits us from paying cash dividends. As of December 31, 1998 and June 30, 1999, we were in compliance with these covenants. In addition, as of June 30, 1999, we had outstanding indebtedness under two separate notes payable to a financial institution aggregating $684,000, at a weighted-average interest rate of 14.5% per year.

     As of June 30, 1999, we had $28.0 million of cash and cash equivalents which, together with the $2.0 million available for borrowing under our bank line of credit, will be sufficient to fund our operations, including working capital and capital equipment purchase requirements for the next 12 months. After that time, we intend to fund our working capital and capital expenditure requirements from any remaining cash and cash equivalents, cash received from this offering, cash generated from operating activities, existing and future bank financing and possibly from future sales of our capital stock. We cannot be certain that we would be able to obtain additional financing on favorable terms, if at all. If we cannot raise necessary additional funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. At June 30, 1999, we had no material commitments for capital expenditures and $2.1 million of minimum lease payments under noncancellable operating and capital leases, net of future sublease income under noncancellable subleases.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

     Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We primarily use proceeds from these debt obligations to support general corporate requirements including capital expenditures and working capital needs. We have interest rate exposure on borrowings under our revolving line of credit and equipment line of credit which bear interest at variable rates based on the prime interest rate. We have no interest rate exposure on our convertible debentures and notes payable to a financial institution, as the interest rates on these obligations are fixed.

     The table below presents principal amounts by year of maturity and related weighted-average interest rates for our debt obligations as of December 31, 1998.

                                                                              FAIR
                             1999       2000     THEREAFTER     TOTAL        VALUE
                           --------   --------   ----------   ----------   ----------
Notes payable
  Fixed rate amounts.....  $436,000   $442,000           --   $  878,000   $  878,000
  Average rate...........     14.50%     14.50%

Convertible debentures
  Fixed rate amounts.....        --         --   $8,250,000   $8,250,000   $8,250,000
  Average rate...........                              10.0%

Line of credit
  Variable rate
     amounts.............  $333,000   $333,000   $  334,000   $1,000,000   $1,000,000
  Average rate...........      8.25%      8.34%

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

     We have no derivative financial instruments in our cash and cash equivalents. We invest our cash and cash equivalents in investment grade, highly liquid investments, consisting of money market instruments and bank certificates of deposit. We anticipate investing our net proceeds from this offering in similar investment grade and highly liquid investments pending their use as described in this prospectus.

     We are exposed to market risk from fluctuations in foreign currency exchange rates. We manage exposure to variability in foreign currency exchange rates primarily through the use of natural hedges, as both liabilities and assets are denominated in the local currency. However, different durations in our funding obligations and assets may expose us to the risk of foreign exchange rate fluctuations. We have not entered into any derivative instrument transactions to manage this risk. Based on our overall foreign currency rate exposure at June 30, 1999, we do not believe that a hypothetical 10% change in foreign currency rates would materially adversely affect our financial position.

YEAR 2000 READINESS

     Many currently installed computer systems and software products electronically store dates using only the last two digits of the calendar year. As a result, these systems may not be able to distinguish whether "00" means 1900 or 2000, which may cause system failures or erroneous results. This problem is generally referred to as the "year 2000 issue."

     State of readiness. We have completed our assessment of the potential overall impact of the impending century change on our business. Based on our current assessment, we believe current and prior versions of our software products are year 2000 compliant. By year 2000 compliant, we mean that the use or occurrence of dates on or after January 1, 2000 will not materially affect the performance of our software products or the ability of our products to correctly create, store, process and output data involving dates, provided that all other products, such as hardware and software used with our products, are also year 2000 compliant. However, our products are generally integrated into, and process data extracted from, other enterprise systems involving sophisticated hardware and complex software products that we cannot adequately evaluate for year 2000 compliance. We may face claims based on year 2000 problems in other companies' products, or issues arising from the integration of multiple products within an overall system even if our products are otherwise year 2000 compliant.

     Utilizing a combination of an external consulting firm and our information systems department personnel, we have completed an assessment of our internal management information systems and other computer systems' readiness for year 2000 issues. As part of this effort, we have communicated with the external vendors that supply us with our software and information systems and with our significant suppliers to determine their products' and organization's year 2000 compliance. We received a written response from a small percentage of the external vendors and significant suppliers that were contacted indicating that their systems are year 2000 compliant. Those who have not responded have statements on their web sites indicating that their systems are year 2000 compliant.

     The results of these readiness assessment initiatives indicate that, with the exception of our accounting system and software on a few of the computers used by our sales representatives to demonstrate our products, virtually all of our internal information technology systems and other internal operating systems are currently year 2000 compliant. For those non-compliant internal information systems, we are in the process of obtaining the necessary compliance upgrades. We plan to implement the necessary upgrades to these systems by September 30, 1999.

     Costs. To date, costs directly associated with our year 2000 compliance efforts have not been material, amounting to less than $20,000. These costs consist of fees paid to an external

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

consulting firm assisting us with our year 2000 readiness assessment initiatives as well as costs incurred for consultants to assist in our remediation efforts. In addition, we have incurred expenses in amounts that are not material associated with our salaried employees who have devoted some of their time to our year 2000 assessment and remediation efforts. We do not expect the total cost of year 2000 problems to be material to our business. However, during the months prior to the century change, we will continue to evaluate new versions of our software products, new software and information systems provided to us by third parties and any new infrastructure systems that we acquire, to determine whether they are year 2000 compliant. Despite our current assessment, we may not identify and correct all significant year 2000 problems on a timely basis. Year 2000 compliance efforts may involve significant time and expense and unremediated problems could seriously harm our business. We currently have no contingency plans in place to address the risks associated with unremediated year 2000 problems but we are currently developing these plans and expect to have them in place in the third quarter of 1999.

     Risks. We are not currently aware of any year 2000 compliance problems relating to our products that would seriously harm our business. We may discover year 2000 compliance problems in our products that will require substantial revision and could subject us to liability claims. Our products operate in complex network environments and directly or indirectly interact with a number of other hardware and software systems that we cannot adequately evaluate for year 2000 compliance. In addition, technology developed by others and incorporated in our products could have year 2000 problems. We may face claims based on year 2000 problems in other companies' products, or issues arising from the integration of multiple products within an overall system even if our products are otherwise year 2000 compliant. Our failure to fix or replace our internally developed proprietary software or third-party software, hardware or services on a timely basis could result in lost revenue, increased operating costs, the loss of customers and other business interruptions, any of which could seriously harm our business. Moreover, our failure to adequately address year 2000 compliance issues in our internally developed proprietary software could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend. In particular, if we fail to complete in a timely manner the compliance upgrades to our accounting systems and certain of the computers used to demonstrate our products, our operations would be disrupted as a result of a lack of availability of our accounting systems and an inability of certain of our sales representatives to engage in demonstration of our products.

     In addition, governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of our control may not be year 2000 compliant. The failure of these entities to be year 2000 compliant could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our services to our customers, decrease the use of the Internet or prevent users from accessing websites.

     Although we have not been a party to any litigation or arbitration proceeding involving our products related to year 2000 compliance issues, we may in the future be required to defend our products or services in these proceedings, or to negotiate resolutions of claims based on year 2000 issues. Defending and resolving year 2000-related disputes, regardless of the merits of these disputes, and any liability we have for year 2000-related damages, including consequential damages, could be expensive and could seriously harm our business.

     We may experience reduced sales of products as customers and potential customers put a priority on correcting year 2000 problems and therefore defer purchases of our products. Accordingly, demand for our products may be particularly volatile and unpredictable for the remainder of 1999 and early 2000. To the extent year 2000 issues cause a significant delay in,

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

or cancellation of, decisions to purchase our products or services, our business would be seriously harmed.

     Contingency plan. As discussed above, we have conducted a year 2000 assessment but have not yet implemented any contingency plans. However, we are currently developing these plans and expect to have them in place in the third quarter of 1999. The results of our year 2000 simulation testing and the responses received from third-party vendors and service providers are being taken into account in determining the nature and extent of any contingency plans we adopt.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires companies to capitalize certain qualifying computer software costs which are incurred during the application development stage and amortize them over the software's estimated useful life. Broadbase was required to adopt SOP 98-1 effective January 1, 1999. The adoption of SOP 98-1 did not have a material impact on Broadbase's consolidated financial position or results of operations.

     In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 was effective beginning on January 1, 1999 and requires that start-up costs capitalized prior to January 1, 1999, be written off, and any future start-up costs be expensed as incurred. The adoption of SOP 98-5 did not have a material impact on Broadbase's consolidated financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Financial Accounting Standards Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Broadbase will be required to adopt FAS 133 for its year ending December 31, 2001. However, because Broadbase does not utilize derivative financial instruments, it does not believe the impact of FAS 133 will be material to its consolidated financial position or results of operations.

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

                                    BUSINESS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements.

     Broadbase develops and markets software that integrates and analyzes customer information from Internet and traditional business channels, enabling businesses to improve their customer acquisition, retention and profitability. Broadbase EPM integrates information from numerous points of customer interaction, or touch points, by pulling information from multiple data sources and transforming it into a standard format that can be analyzed. Broadbase EPM then analyzes this reformatted information to provide a comprehensive understanding of the customer lifecycle from initial identification through acquisition and retention. Our products then allow businesses to translate this analysis into specific actions such as targeting profitable customers, personalizing customer interactions and identifying opportunities to sell complementary or higher-end products and services. By integrating, analyzing and acting on valuable customer information, our products enable businesses to build long-lasting and profitable customer relationships.

     Broadbase EPM consists of a suite of applications that are built on EPM/Foundation, our software platform that provides comprehensive analytic capabilities. Broadbase EPM integrates information that has traditionally been isolated in separate systems designed to support specific types of customer interactions, such as customer service and Internet-based sales. It provides decision-makers in sales, marketing, customer service and e-commerce business functions with a more comprehensive view of the customer. Each application provides these decision-makers with analysis of customer information that is specifically designed for their particular business function. Our solutions can generally be deployed in less than 30 days, allowing our customers to quickly capture revenue opportunities and achieve rapid return on investment. To date, over 80 end user customers have licensed our products from us and our distributors and resellers. Traditional "bricks and mortar" customers include ADP, Boeing, Fidelity Investments, Hewlett-Packard, Inprise, Plymouth Rock, Rockwell, The Sharper Image and United Airlines, which represent all end user customers that have licensed products or purchased services totaling at least $150,000. In addition, we have licensed our new e-business applications to two Internet-only companies, InsWeb and Mercata.

INDUSTRY BACKGROUND

     The recent emergence and acceptance of the Internet as a medium for commerce is fundamentally changing the way companies communicate, obtain information, purchase goods and transact business with their customers. The Internet offers a number of compelling benefits that are causing increasing numbers of companies to transact business online, including opportunities to increase revenue, reduce operating costs and improve customer retention. As a result, the Internet has become an important new channel for both traditional "bricks and mortar" and Internet-only businesses to interact with and market and sell to customers. Both types of companies are adapting many of their business activities for the Internet, defining a new category of enterprise called the e-business. Forrester Research estimates that the number of U.S. companies with 5,000 or more employees using the Internet as a channel for e-commerce will increase from 20% in 1998 to 92% in 2002. Across companies of all sizes, Forrester Research estimates that online business-to-business and business-to-consumer transactions will grow from $127 billion in 1999 to over $1.4 trillion in 2003.

     This rise of the Internet as a primary business channel has created a highly competitive environment with low barriers to entry for new competitors and insignificant switching costs for customers. Because customers have a growing number of easily accessible choices both on and off the Internet, e-businesses face a constant battle for customer loyalty. For example, travelers,

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

once limited to traditional travel agents, can now also choose among numerous online providers at the click of a mouse. In this rapid paced Internet environment, existing enterprise applications that automate processes and reduce costs are no longer sufficient to build long lasting and profitable customer relationships. In order to create these relationships, e-businesses must target, convert and retain customers by differentiating their products and services to meet each customer's individual requirements.

  PROLIFERATION OF CUSTOMER TOUCH POINTS

     As a result of this competitive environment, enterprises need to develop customer-focused business models founded on a comprehensive understanding of individual customer relationships. Traditionally, businesses have managed these relationships by functional departments, such as marketing, sales and customer support, and customer information has been isolated within these departments. In contrast, e-businesses must integrate customer information across functional departments to maximize the value of the entire customer lifecycle, from initial identification through acquisition and retention. E-businesses need to analyze and act on customer information gathered from all sources, including direct sales organizations, storefronts, catalogs and websites. By using real time and historic customer intelligence to personalize business relationships, successful e-businesses can maximize loyalty and profitability throughout the customer lifecycle.

     With the emergence of the Internet as a primary business channel, the number of points of customer interaction, or touch points, has increased dramatically. Internet sales systems, online customer service solutions, website logs and e-mail management systems have multiplied the massive amounts of customer interaction data already generated by conventional front office systems such as sales force automation systems, telesales and customer support call centers, marketing automation systems, and customer and field service applications. In addition, traditional back office systems such as billing, manufacturing and human resource systems, capture large volumes of important customer and operational data. This increase in data sources makes the challenge of integrating and analyzing the information generated throughout the customer lifecycle more difficult. The sheer volume and variety of customer data creates a competitive opportunity for businesses that can effectively integrate, analyze and act on this information.

  NEED FOR COMPREHENSIVE E-BUSINESS ANALYTIC SOLUTIONS

     Traditionally, businesses tried to analyze this valuable data by piecing together generic technologies -- point tools -- that address narrow and discrete analytical needs. These point tools include data extraction tools to access data, online analytical processing tools to analyze and model data, data mining technologies to identify patterns in data, and report generators to present the information. Piecing together these point tools to create a patchwork system typically requires significant custom programming and takes a long time to complete. In addition, these patchwork systems are very difficult and costly to maintain. Because patchwork systems are inflexible and costly to maintain, they are poorly suited to the rapidly changing business and technology requirements of e-businesses.

     Moreover, patchwork systems and point tools cannot provide e-businesses with a comprehensive understanding of the entire customer lifecycle. Instead, they generally offer limited analysis based on a single element of a customer's interaction with a business, focusing on a single channel, customer touch point or period of time. For example, today's website monitoring tools completely ignore historical customer activity across other channels, such as call centers or traditional storefronts. As a result, these tools would not indicate that a customer used the Internet to gather information about a product, purchased the product at a physical store and later contacted customer support.

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

     Finally, patchwork systems and point tools do not enable e-businesses to act quickly on data generated by customer interactions. These tools were not designed for specific functions such as e-commerce or customer service, or their unique underlying business processes. Because the data and reports generated by point tools cannot be quickly translated into concrete actions, they cannot unleash one of the most powerful potentials of e-business -- the ability to personalize customer interactions and differentiate product offerings in real time.

     Both multi-channel "bricks and mortar" and Internet-only businesses require solutions that integrate, analyze and act on information from all customer touch points. These analytic solutions must create a comprehensive view of the customer lifecycle by integrating information from e-commerce and Internet-based systems, front office systems, back office applications and external information sources. They also must provide business users in different functional areas with packaged applications that analyze this information using industry benchmarks, business logic and guided decision-making capabilities. Finally, e-businesses require solutions that enable them to move quickly from analysis to action, enhancing customer relationships both online and offline.

OUR SOLUTION

     Our Broadbase EPM -- E-Business Performance Management -- solution consists of two components: the EPM/Foundation software platform and the Broadbase EPM suite of analytic applications. EPM/Foundation is a robust and extensible software platform that integrates and analyzes customer interactions and operational data from multiple sources. Our Broadbase EPM applications provide decision-makers within various business functions with analysis of this information to improve customer targeting, acquisition, conversion and retention. Broadbase EPM applications are designed for the specific and changing analytic needs of decision makers in e-commerce, online publishing and advertising, marketing, sales and customer service functions. Our solutions are designed to enable businesses to target customer segments, personalize marketing promotions and campaigns, differentiate product and service offerings and leverage operational resources, resulting in more loyal and profitable customers.

     We believe our solutions represent an innovative and comprehensive approach to analyzing and optimizing e-business customer interactions by providing the following benefits:

  UNDERSTAND THE ENTIRE CUSTOMER LIFECYCLE

     Our Broadbase EPM solution integrates information from multiple customer touch points to provide a comprehensive view of the entire customer lifecycle, from initial identification through acquisition and retention. EPM/Foundation transforms, cleanses, loads and integrates large volumes of customer and operational data, such as previous purchases, responses to promotions and service requests. The Broadbase EPM applications then use this integrated information to deliver analysis that is designed to address the needs of specific business departments.

  IMPROVE CUSTOMER ACQUISITION, CONVERSION AND RETENTION RATES

     E-businesses that deploy our solutions use analysis of the entire customer lifecycle to target, personalize and differentiate all aspects of online and offline customer interactions -- moving beyond the simple automation of customer transactions. For instance, businesses use our solutions to increase customer acquisition by targeting higher value customers, to improve conversion rates by personalizing web content and advertising, and to enhance customer retention by streamlining customer service bottlenecks. In doing so, our solutions enable e-businesses to use both the Internet and traditional business channels to build profitable, long-lasting customer relationships.

  IDENTIFY AND TARGET MOST PROFITABLE CUSTOMERS

     Our Broadbase EPM solution enables e-businesses to identify their most profitable customers and to tailor promotions and marketing campaigns, sales efforts, product offerings and customer service based on individual buying habits and demographics. In doing so, it allows companies to maintain and enhance the value of their most profitable customers as well as to increase the profitability of other customer segments.

  RESPOND RAPIDLY TO OPPORTUNITIES AND RISKS

     Our Broadbase EPM solution allows business decision makers to respond rapidly and effectively to new opportunities and risks by providing timely information, measuring results against industry targets and suggesting actions. These capabilities help close the loop between a customer interaction and the business response -- that is, they help the business react to information generated from previous customer interactions. Examples of these capabilities include utilizing prior customer behavior to personalize web content or identifying opportunities to sell complementary products, or "cross-sell," and to sell higher-end products, or "up-sell." In addition, our solutions incorporate business logic to monitor performance, identify exceptions and alert users to key events such as ineffective promotions or service backlogs.

  ACHIEVE FAST RETURN ON INVESTMENT THROUGH RAPID IMPLEMENTATION

     Because our Broadbase EPM solution can generally be deployed in less than 30 days, businesses can rapidly begin to realize the increased revenue resulting from personalized customer interactions, without suffering the delays associated with the creation of in-house patchwork systems and consulting services-based approaches. In addition, our packaged adapters for integration with Internet and enterprise systems, and our pre-built applications, support rapid implementation with a lower investment than applications developed in-house.

  REDUCE TOTAL COST OF OWNERSHIP

     Our Broadbase EPM solution requires fewer resources than the development and implementation of alternatives such as in-house patchwork systems and consulting services-based approaches. In addition, our applications are specifically designed to be easily used by business decision makers, minimizing training and support costs. Finally, because we offer an open platform, businesses can easily adapt and extend our open modular solutions to meet their changing business and technical requirements with minimal additional investment.

CASE STUDIES

     The following case studies illustrate the use of our Broadbase EPM solution by an Internet-only company as well as a traditional "bricks and mortar" business. Mercata is one of the two Internet-only companies that have licensed our new e-business applications. Plymouth Rock is a traditional "bricks and mortar" company whose use of our products is representative of how many companies use our products to improve customer acquisition, retention and profitability. The revenues we have derived from both Mercata and Plymouth Rock together represent less than 5% of our total revenues to date. We continue to provide software upgrades and technical support to both Mercata and Plymouth Rock under maintenance agreements we have with these companies.

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

  MERCATA

     Mercata is a web-based retailer that offers an online group buying system through which groups of buyers can exercise volume purchasing power and drive prices lower. As its e-commerce activity increases, Mercata must analyze and optimize content, promotions and specific group purchases, as well as improve customer targeting.

     Mercata has licensed our Broadbase EPM solution to analyze the traffic and buying habits of its users by integrating our product with BroadVision, which is Mercata's e-commerce system. By analyzing their users' habits, Mercata can discover trends and patterns, such as how often consumers make offers and how much they raise their offers. In addition, Broadbase EPM will analyze the optimal product mix, price and length of each group purchase. Mercata can then use this information to customize and personalize its content to attract new users and retain current ones. In addition, our Broadbase EPM solution will enable Mercata to understand and determine the growing purchasing leverage of Mercata's e-consumer community. Mercata also plans to use our Broadbase EPM solution to integrate and analyze data from Mercata's customer service call center, its enterprise resource planning system and its e-mail management system.

  PLYMOUTH ROCK

     The Plymouth Rock Company is a property, casualty and auto insurance company headquartered in New England. Since the state of Massachusetts sets automobile insurance rates and prohibits insurers from denying coverage to any driver, Plymouth faces the challenge of providing coverage to high risk drivers while minimizing costs and claims.

     Plymouth selected Broadbase EPM to help it reduce insurance claim expenses. By generating an enterprise-wide, customer-focused view of Plymouth's lines of business, and by analyzing data about customers' insurance claims, Plymouth can target low risk customers. In addition, Plymouth is incorporating sales to low risk customers as a compensation criterion for its agents, and will automate this process by integrating Broadbase EPM and its payroll applications. Broadbase EPM is currently used by more than 100 employees at Plymouth and over 150 of its external insurance agents.

OUR STRATEGY

     Our objective is to be the leading provider of customer-focused e-business solutions. To achieve this objective, we have adopted the following strategies:

  EXPAND OUR PRODUCT OFFERINGS IN THE E-BUSINESS ANALYTIC SOLUTIONS MARKET

     Our underlying product architecture enables us to develop new products and enhancements rapidly. We will continue to invest significantly in research and development to expand our product offerings in the e-business analytic solutions market. We utilize a customer-driven development cycle, focused on identifying current and future e-business requirements, through frequent customer meetings and customer programs. We also work closely with other application, technology and system integration companies to identify other opportunities to expand our product offerings.

  TARGET MULTI-CHANNEL COMPANIES AND INTERNET-ONLY BUSINESSES

     We believe that both traditional multi-channel companies and emerging, Internet-only businesses need our integrated e-business solutions. We also believe that both categories of businesses will continue to invest heavily in e-business solutions, such as those offered by Broadbase, in order to differentiate their product and service offerings, leverage the Internet as a primary business channel and develop lasting relationships with their customers. Accordingly, we will continue to target both multi-channel companies and Internet-only businesses.

  BROADEN PRODUCT ADOPTION THROUGH MARKETING AND TECHNOLOGY RELATIONSHIPS

     We believe that marketing and technology relationships with a strong network of companies will broaden our product adoption, increase our market presence and enhance our ability to deliver complete solutions to our customers. Our marketing and technology relationships with these companies provide value to both parties. For example, our marketing and technology relationships with application vendors enhance the value of their products by allowing their customers to access, analyze and act upon the data within these products. We plan to continue to invest in jointly integrating, marketing and selling our solutions and services with these companies. We plan to form new relationships with additional e-commerce software vendors whose customers require e-business analysis. We also intend to continue to build relationships with major systems integrators and consulting service providers.

  EXPAND PROFESSIONAL SERVICES CAPABILITIES

     We believe that our professional services group is important to ensure our customers' success and to drive increased sales. Our professional services group assists businesses in developing innovative ways to implement our solution, leading to increased adoption of our products. We plan to continue to expand our professional services group.

  EXTEND OUR GLOBAL PRESENCE

     We believe that there will continue to be significant international opportunities for our solutions. We currently have offices in Germany, Japan, the Netherlands and the United Kingdom, and distributors in Japan. We plan to continue to invest in our sales infrastructure in order to support a growing global sales force in both the United States and in international markets, particularly Asia-Pacific and Europe.

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BROADBASE PRODUCTS AND SERVICES

  OVERVIEW OF BROADBASE EPM

     Broadbase EPM is a suite of e-business software solutions designed to provide business decision-makers in sales, marketing, customer service and e-commerce with analysis of customer information that is specifically designed for their business function. This suite is built on EPM/Foundation, our software platform that provides comprehensive analytic capabilities. We introduced EPM/Foundation in the fourth quarter of 1997, and began offering our analytic applications designed for specific business functions in the third quarter of 1998. In May 1999, we expanded our suite by introducing new applications designed for e-business, as well as new versions of our existing applications. Our Broadbase EPM applications may be licensed individually or in any combination. A license for any one or more of our Broadbase EPM applications also includes a license for EPM/Foundation and adapters to interface with the customers' existing data sources. While we have derived most of our license revenue from our EPM/Foundation product to date, we anticipate that an increasing portion of our license revenue will be derived from our Broadbase EPM applications.

     Each Broadbase EPM application incorporates its own data model and business logic. The data models organize the relevant data through EPM/Foundation into consistent formats that can support dynamic and interactive analysis. The business logic used in each application then analyzes this data using the rules that typically govern the decision making process within each specific business function. It can identify risks and opportunities and suggest actions for specific processes. For example, our E-Personalize application organizes profiles of website visitors, analyzes the content of the website, links information about visitors and content and suggests types of content or products that should be presented to the customer. Organizations can customize the data models and business logic to support their specific and changing needs.

     EPM/Foundation is the software platform upon which each of our applications is built. It enables the applications to extract data from multiple sources, transform this data into a consistent format and store this data in widely used databases such as Microsoft SQL Server and Oracle. This data can include both real time and historic data from sources such as:

     - Internet-based or e-commerce systems, including websites, e-mail and online services;

     - front-office customer relationship management applications including sales, marketing and customer support systems;

     - back-office enterprise resource planning applications including finance, manufacturing and human resources; and

     - sources of demographic data.

     EPM/Foundation's analytic engine provides the capabilities that allow the Broadbase EPM applications to perform complex analysis.

     Broadbase EPM incorporates browser-based interface that enables business users to take advantage of all of its capabilities with minimal training. This intuitive interface guides business users through the analysis process, while providing sophisticated users with more extensive functionality.

     The following graphic illustrates the architecture of Broadbase EPM:

                                    GRAPHICS

  BROADBASE EPM APPLICATIONS

     Each Broadbase EPM application is designed specifically to address critical business functions. The Broadbase EPM applications analyze, measure and evaluate information from numerous customer touch points by extracting the information, reformatting it, performing various calculations and identifying customer patterns that are useful for each specific business function. For example, the E-Marketing application collects and analyzes customer information extracted from a company's order processing system, its website and external demographic data sources. It then performs calculations on the information to identify patterns and trends, such as historical purchasing patterns of customers, and uses this analysis to provide information, such as identifying customers that are likely to purchase a particular product. The marketing organization can use this information to tailor its marketing campaigns to those customers most likely to purchase the product.

     The Broadbase EPM applications are:

  -------------------------------------------------------------------------------------------------

           BROADBASE EPM
            APPLICATION                                    DESCRIPTION
  -------------------------------------------------------------------------------------------------
   Customer Service                - Analyzes service costs and case queues
                                   - Measures workforce readiness and service level management
                                   - Prioritizes support cases and recommends resource
                                   allocation
  -------------------------------
   Sales                           - Measures profitability and bookings, billings and backlog
                                   - Analyzes sales leads, pipeline, forecasting accuracy and competitive wins/losses
                                   - Evaluates the productivity of sales representatives and
                                     distribution channels
  -------------------------------
   E-Marketing                     - Recommends cross-selling and up-selling opportunities
                                   - Analyzes return on investment of campaigns and promotions
                                   - Profiles customers and generates lists for campaign
                                     management
  -------------------------------
   E-Commerce                      - Analyzes customer purchasing behavior and online shopping processes, profitability of specific distribution channels and order fulfillment
                                   - Analyzes the performance of website content and identifies impact of content changes
                                   - Measures commerce website statistics and online user
                                   activity
  -------------------------------
   E-Personalize                   - Analyzes business rules for personalization of web
                                   content, product and service offerings
                                   - Features personalization engine that creates content
                                     personalization rules based on usage patterns, user
                                     interests and demographics (not included in current
                                     version; anticipated in next release)
                                   - Also will provide input of rules into e-commerce systems, such as BroadVision, to "close the loop" by enabling these systems to personalize the customer's experience based on
                                     analysis of prior interactions (not included in current
                                     version; anticipated in next release)
  -------------------------------
   E-Procurement                   - Analyzes buying behavior throughout the company to help it
     (anticipated to be released     negotiate better volume discounts
     in the fourth quarter of      - Quantifies external interactions with existing suppliers
     1999).                          including price/performance scoring
                                   - Analyzes supplier performance
  -------------------------------

     Our Customer Service, Sales and E-Marketing applications were first released in July 1998, and the most recent versions of each were released in May 1999. Our E-Commerce and our E-Personalize applications were first released in May 1999. We anticipate releasing our E-Procurement application and a new version of our E-Personalize application in the fourth quarter of 1999. Actual features and release dates for new applications and versions could differ materially from those projected as a result of a variety of factors, some or all of which may be beyond our control. See "Risk Factors -- We may be unable to attract new customers if we do not develop new products and enhancements."

     Our Broadbase EPM applications provide analysis of a wide range of customer trends and patterns. The analytic capabilities of each application are based on the business logic that is used by a specific business function, such as e-commerce, customer support, sales and marketing. In developing this logic, we survey the major decision points faced by executives in the functional area and in many cases retain industry consultants in the relevant fields to provide further input on the analysis requirements of the business function. We believe that we have gained significant internal expertise in the critical decision processes of executives in these functional areas, and in the data and analysis needed to support these decisions. The members of our research and development organization who have developed this expertise identify the types of analysis that can be effectively provided using our technology and that are needed by the business function. We then develop and refine the models and calculations necessary to provide this analysis. In addition, each application incorporates a specific data model designed to support this analysis using data from multiple alternative third party information systems. These data models are sets of specifications and functions used by the applications to perform functions such as eliminating the data that is not useful for the specific analysis and transforming the data into uniform tables. We have developed a knowledge base about the typical sources of data that can be used for the desired analysis and draw on this knowledge base to design the data models used by our applications. In addition to the standard analytic and data integration capabilities provided by our applications, organizations can customize the business logic and data models to support their specific and changing needs.

     The following examples illustrate how our Broadbase EPM applications integrate and analyze data:

     Customer Service. One of the functions provided by the Customer Service application is analysis of service costs. To analyze service costs, this application accesses data from an organization's customer support systems, including such case history data as the customer's name, the support representatives that handled the case, the date and time the case was opened and closed and, if available, entries of time spent on the case. In addition, the application extracts data about the relevant support representatives' compensation history from the organization's human resources system. The Customer Service application then calculates the total time spent on each case for each customer and the hourly cost of each representative involved in the case. The application multiplies this cost by the total number of hours spent supporting each customer case to determine the cost for each case. It then aggregates the total costs for each case and sorts this aggregated data to provide such information as the total cost to support an individual customer or product, high or low support costs, costs by region, costs by support representative, and trends by day, week or month. Our customers can customize the application to provide additional functions or incorporate other data sources. For example, the application can be customized to incorporate into the calculation of the cost of each case information from the customer's financial systems about the indirect and fixed costs of customer support, such as administrative overhead and computer systems.

     Sales. The process for making a sale often starts with the generation of a lead by the marketing department. The sales department may not know the quality of that lead, the cost to generate that lead, how that lead turns into a sale and how many leads are needed in order to attain a given revenue goal. To determine how many leads a company or division needs to meet its sales goals, and how much they need to spend to generate those leads, our Sales application performs lead analysis. Our Sales application extracts lead source and company profile information from the organization's marketing automation system. In addition, it extracts data such as lead qualification and closure rates, historical transaction size information and current sales goals from the organization's sales force automation system. The application then uses this data to project the number of leads expected to be required to meet the sales goal. It can perform further calculations using lead generation cost data to create projected budgets to support this lead generation process.

     E-Commerce. Our E-Commerce application analyzes a number of types of data about website content, user activity and online purchasing behavior. For example, it uses information from a company's Internet infrastructure systems to identify the registered visitors to the website who look at a specific piece of content over a specific period. It then obtains data about product sales on a customer to customer basis from the transaction database in the company's e-commerce system. This data includes the type and amount of products purchased, the date of the purchase and the amount paid. Our E-Commerce application then correlates the two sets of data to identify and count the visitors who both viewed the content and purchased the product, and calculates a "look-to-buy" ratio - the percentage of people who viewed a product on the website that actually purchased it. The application then develops a more detailed analysis that uses data from the company's web logs to correlate actual visitor sessions with purchases and to provide information about whether visitors purchased the product immediately after viewing the content or in a later visit.

     E-Personalize. Our E-Personalize application aggregates a range of website data, including website usage patterns from web logs, user interest data gathered from on-line surveys, and demographic data from the user registration database or the third party demographic databases used by the customer. We are developing analytic capabilities for this application that would then estimate the likelihood that a website visitor would purchase specific products, by aggregating historical usage patterns for groups of users and calculating the percentage of times a product is purchased by each customer group. The group with the highest ratio of product purchases would be identified as the most likely to purchase a product. For example, if a retailer is interested in determining the group that is most likely to purchase blue shirts, the application would be able to determine that this group consisted of males over the age of 30. It would then be able to create a rule that males over the age of 30 that visit the website should be shown blue shirts. The application would then be able to input this rule into application systems such as Broadvision to enable these systems to personalize the customer's experience.

 EPM/FOUNDATION

     Broadbase EPM applications are built on EPM/Foundation, a comprehensive software platform that provides analytic capabilities. EPM/Foundation has the following features:

     Adapters for internal and external enterprise systems. EPM/Foundation features adaptable and robust data extraction, transformation and loading capabilities that extract and transform data from key data sources and load that data into Broadbase EPM. The extraction, transformation and loading layer includes adapters for integration with key enterprise systems and sources. Using adapters, EPM/Foundation integrates with:

     - e-commerce systems such as those offered by Allaire, BroadVision, InterWorld, Kana, Microsoft, Open Market and Vignette;

     - customer relationship management systems such as those offered by Aurum, Baan, Clarify, ONYX, Oracle, Pivotal, Rubric, Saratoga Systems, Scopus, Siebel and Vantive;

     - enterprise resource planning applications that manage and integrate data from business operations, such as those offered by Baan, JD Edwards, Oracle, PeopleSoft and SAP;

     - custom, legacy and homegrown applications and systems;

     - demographic and other data from external providers such as Acxiom and Dun & Bradstreet; and

     - leading data warehouses, or enterprise-wide systems that store, retrieve and manage data such as those offered by IBM, Informix/Red Brick, NCR, Oracle and Sybase.

The extraction, transformation and loading layer also provides businesses with the flexibility to integrate other data sources and systems as their requirements change.

     Open, scalable architecture. EPM/Foundation runs on leading databases, such as Microsoft SQL Server and Oracle. EPM/Foundation is composed of industry standard SQL and Java components and utilizes the Microsoft Data Warehouse Framework, including SQL Server's OLAP Services and the Microsoft Metadata Repository. Our applications operate on Windows NT and access data stored on both Windows NT and UNIX platforms.

     Application server and analytic engine. EPM/Foundation features a powerful analytic engine, with capabilities including hybrid online analytical processing, data mining, statistical analysis and ad hoc analysis. In addition, EPM/Foundation contains an extendable library of reusable application components, such as profitability calculations, that facilitate the management and customization of analytical applications.

     Information delivery server. EPM/Foundation supports a completely Internet-based, publish-and-subscribe information delivery model with security features for individuals or groups of users. In addition, alerts and triggers can be set to automatically deliver information only when and where needed.

     Integrated graphical application management. EPM/Foundation features an integrated graphical management environment for complete system administration and management of both EPM/Foundation and the Broadbase EPM applications.

  SERVICE OFFERINGS

     Our professional services group helps businesses define, design and implement e-business analysis solutions. Our customers benefit from the accumulated expertise of our professional services group including its experience in developing, deploying and implementing analytic applications, enterprise applications and data warehouses. In addition, our professional services group has built expertise in key functional areas including e-commerce, customer relationship management and direct marketing. Moreover, our professional services group has specific expertise in the systems with which our solution is integrated and assists in the development of our adapters. We generally charge for our services on a time and materials basis and provide them worldwide through offices in the United States, Europe and Japan. Our professional services include:

     - project planning and management;

     - system implementation;

     - software integration;

     - user training; and

     - ongoing customer support.

     In a typical application license transaction, our professional services group connects our products to the customer's systems and data sources. The actual connection process can often be completed in approximately two to four weeks.

     The goals of our professional services group are to rapidly deliver solution value and meet the specific business needs of our customers. We will continue to work closely with our network of systems integration partners and expand our training capabilities both in the United States and internationally. We believe that our professional services group can assist businesses in developing innovative ways to implement our solutions, leading to increased product adoption.

  CUSTOMERS

     To date, over 80 end user customers have licensed our products from us and from our indirect sales channel, which includes our distributors and companies that sell our products as part of an integrated solution with their own offerings. These end user customers include both traditional "bricks and mortar" companies and Internet-only companies. The following table represents all end user customers as of July 31, 1999 to whom we had licensed products or sold services totaling at least $50,000. This list does not include end users which license our products under an agreement with another party.


FINANCIAL SERVICES              MANUFACTURING                   ENERGY INDUSTRIES
Automatic Data Processing       Baxter IV Systems               Boston Edison
BankBoston                      Bell & Howell                   Chevron
CommerzBank                     Boeing Commercial Airplanes     Idaho Power
Fidelity Investments            Group                           Los Alamos National Labs
Plymouth Rock Assurance         Canon Computer                  New Century Energy
PMA Group                       Eastman Kodak                   Omaha Public Power
Putnam Investments              Honda
                                Oakley
                                Rockwell Automation
INTERNET AND
COMMUNICATION SERVICES          TECHNOLOGY                      OTHER
InsWeb                          Computer Hardware               DSC Logistics
Mercata                           Maintenance Co.               Harvard Pilgrim Health Care
NECX Direct                     DG Systems                      PreVision Marketing
NTT                             Hewlett Packard                 Shikishima Baking Company
Pointcast                       Inprise                         Tokai
WebTV/Microsoft                 Kana Communications             United Airlines
                                Thomson Technology
                                Services
                                Vantive
RETAIL
Catalog Marketing Services
Ginza Cozy Corner
Golden Books
The Sharper Image
Travers Tool
United Natural Foods

     Hewlett-Packard represented 10.1% of our net revenue in 1998 and 6.6% in the first six months of 1999.

     LICENSING

     Currently, businesses that license our products generally license one or more Broadbase EPM applications, together with EPM/Foundation and adapters to interface with their existing data sources. Customers generally receive nonexclusive, perpetual licenses to use our products for a specified number of servers and named concurrent users. After the initial license, they may purchase licenses for additional servers and users as needed. In addition, customers often purchase professional services from us, including training services, although they may use other consulting organizations. Customers that license our products also usually purchase maintenance contracts, which provide software upgrades and technical support over a stated term, typically 12 months.

MARKETING AND TECHNOLOGY RELATIONSHIPS

     We establish marketing and technology relationships to assist in the marketing, selling and implementation of our solutions, as well as to increase the interoperability of our solutions with our partners' complementary products.

     TYPES OF RELATIONSHIPS

     We have five types of marketing and technology relationships:

       SYSTEM INTEGRATORS AND CONSULTING FIRMS

     To ensure the successful implementation of our solutions, we have established relationships with a number of leading system integrators and consulting firms. These firms implement our products, provide related business consulting, and often assist us in our sales process. In the United States, we have relationships with Andersen Consulting, Cambridge Technology Partners, Condor/DST, Ernst & Young, Renaissance Worldwide, Technology Solutions Company and US Web/CKS. In addition, we have relationships with Internet-focused professional services firms and regional system integrators.

       E-COMMERCE AND INTERNET SOFTWARE VENDORS

     To enhance our software, and to identify potential customers, we have formed relationships with leading vendors of e-commerce and Internet solutions, such as BroadVision and Kana. We jointly integrate, market and sell our complementary solutions with BroadVision. We have also been featured at BroadVision's user group meetings, internal sales meetings and on their website. We are engaged in joint marketing and integration of our solutions with Kana's e-mail management solution.

       FRONT AND BACK OFFICE SOFTWARE VENDORS

     To enable our solutions to integrate data from as many customer touch points as possible, and to target the installed customer base of these applications, we have formed relationships with leading enterprise applications vendors. We currently have marketing and technology relationships with Clarify, Genesys, ONYX, Rubric, Saratoga Systems and Vantive. These software vendors highlight Broadbase's applications in their sales cycle, at their user group meetings or on their websites. For each of these vendors, Broadbase provides adapters that enable integration between our complementary systems.

       TECHNOLOGY AND PLATFORM VENDORS

     To ensure that our products are based on industry standards and to take advantage of new and emerging technologies, we have formed relationships with key technology and platform vendors. As part of our relationship with Microsoft, we have joined the Microsoft Data Warehouse Alliance, whose members support the Microsoft Data Warehouse Framework. In addition, we support Windows NT, Internet Information Server and Office 2000.

       DEMOGRAPHIC DATA PROVIDERS

     To provide more effective customer and marketing analysis, our solutions allow businesses to integrate external demographic data with their customer data. We have entered into joint marketing agreements with Acxiom and Dunn and Bradstreet and are integrating our products with their products to enable our customers to access and analyze the demographic data of these companies.

     TERMS OF AGREEMENTS

     Our marketing and technology relationships are generally not documented in writing, or are governed by agreements that can be terminated by either party with little or no notice. These agreements generally provide for the parties to cooperate to make joint press releases, do joint marketing and where appropriate to integrate their products or make them compatible with each other. These agreements may also specify that payments are to be made by us to these companies for providing us with qualifying customer leads. The generation of leads to date by these companies has not generally satisfied the specified criteria and therefore payments for leads have been immaterial in amount.

SALES AND MARKETING

     We license our software through both our direct sales force and indirect sales channels. As of June 30, 1999, our sales group consisted of 40 employees, in ten locations -- six offices in the United States and four offices internationally, which are located in Germany, Japan, the Netherlands and the United Kingdom. Our direct sales force consists of sales representatives as well as sales personnel who provide pre-sales technical support and other support personnel. We plan to expand our direct sales force significantly. Our corporate sales organization is responsible for collecting inbound leads, performing initial qualification and introducing each prospective customer to a direct sales representative. We sell to companies at the departmental level, targeting directors and executives in e-commerce, sales, marketing, customer service and information technology.

     Our indirect sales channel includes companies such as Baan, Datamedica and Indus, which sell our products as part of an integrated solution with their own offerings. Indus selected EPM/Foundation as the platform on which to build its Indus Knowledge Warehouse solution, which it licenses to its customers in the utility and energy industries. Indus represented 18.4% of our revenue in 1998 and 11.0% of our revenue in the first six months of 1999. Baan selected EPM/Foundation as the platform on which to build its Enterprise Decision Manager decision support suite. We also have distributors in Japan, which include Beacon Information Technology, Compaq Computer K.K., Oki Electric Industry, Sharp System Products and Teijin Systems Technology.

     Our distribution relationships are generally governed by agreements that can be terminated by either party with little or no prior notice. These agreements generally grant nonexclusive licenses to distribute our products, are not subject to minimum purchase requirements and provide for certain discounts on the purchase prices of our products. We entered into our distribution agreement with Indus, which contains similar provisions, on June 2, 1998. This agreement is effective until June 30, 2001 and will automatically renew for additional one year terms unless it is terminated earlier by either party with 30 days written notice prior to the date of the automatic renewal.

     We focus our marketing efforts on sales lead generation, sales support, creating market awareness of our solutions and establishing strategic relationships. Our marketing activities include direct mail and e-mail campaigns, press relations and industry analyst briefings, speaking engagements, attendance at partners' user group meetings and industry trade shows, and participation in sales and marketing programs of companies with whom we have marketing relationships.

INTERNATIONAL OPERATIONS

     International sales represented approximately 5.1% of our total net revenue for 1998 and 23.6% of our total net revenue in the first six months of 1999, all of which consisted of sales of EPM/Foundation to customers in Japan and the Netherlands. We first recognized revenue from international sales in the last quarter of 1998. The growth in our international sales from 1998 to the first six months of 1999 reflects the establishment of our international sales efforts, particularly increased sales through our Japanese distributors. We currently conduct our international sales primarily through direct sales offices in Germany, the Netherlands and the United Kingdom, and through distributors in Japan. Our products are sold internationally both individually and as part of integrated solutions with the product offerings of certain companies, such as Baan. Our relationships with our Japanese distributors are generally governed by agreements that are similar to those described under "Sales and Marketing," above. The end user companies that license our products internationally span many industries. We believe that there will continue to be significant international opportunities for our integrated e-business solutions. As a result, we intend to expand our international operations and to continue to invest in our sales infrastructure in order to support a growing global sales force in international markets, particularly Asia-Pacific and Europe.

     The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. In particular, we must develop local versions of our products for foreign markets and must recruit and train an international staff. Currently, we have only limited experience in localizing our products and in marketing, selling and supporting our products and services overseas.

RESEARCH AND DEVELOPMENT

     Our research and development organization is comprised of separate groups responsible for core product development, application development and product strategy and management. The core product development group is responsible for ongoing development of EPM/Foundation. Our application development group is responsible for developing new Broadbase EPM applications and enhancing existing applications. Our product strategy and management group is responsible for prioritizing customer requirements and defining the resources and timelines necessary to deliver products. Our current research and development efforts are focused on the development of additional applications and other enhancements that extend the e-business functionality of our solutions.

     Our research and development expenditures were $928,000 in the period from November 28, 1995 (inception) to December 31, 1996, $2.0 million in 1997, $3.7 million in 1998 and $2.8 million in the six months ended June 30, 1999. We expect that we will continue to commit significant resources to research and development in the future. The market for our products and services is characterized by rapid technological change, frequent new product introductions and enhancements, evolving industry standards, and rapidly changing customer requirements. Our future success will depend in part on our ability to anticipate changes, enhance our current products, develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of our customers. See "Risk Factors -- We may be unable to attract new customers if we do not develop new products and enhancements."

COMPETITION

     Our competitors vary in company size, and in the scope and breadth of their products and services. We have three primary sources of competition:

     - providers of consulting services-based analysis solutions, such as E.piphany;

     - vendors of point technologies that provide website analysis such as Accrue, Andromedia and Net Perceptions; and

     - in-house development efforts by potential customers using traditional and generic decision support tools.

     In addition, we face potential competition from vendors of other enterprise applications as they expand the functionality of their product offerings. These vendors may include Oracle, SAP, Siebel, other vendors of software designed for decision support or management of customer relationships or of organizations' operational information. They also may include vendors of database applications.

     Principal competitive factors include:

     - quality, breadth and depth of application offerings;

     - product robustness and extensibility;

     - openness of technology architecture;

     - ease of deployment and maintenance;

     - quality of services and customer support; and

     - price.

     Although we believe that our solutions compete favorably with respect to these factors, our market is new and rapidly evolving. We may not be able to maintain our competitive position against current and potential competitors. See "Risk Factors -- We face intense competition which could make it difficult to acquire and retain customers."

     We face the same sources of competition and the same competitors both domestically and internationally. However, we face additional challenges in selling our products and services internationally in that we must develop local versions of our products for foreign markets and must recruit and train an international staff.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology. We have no patents. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. We license our software under signed license agreements, which impose restrictions on the licensee's ability to utilize the software. Finally, we seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our source code. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Our success and ability to compete are also dependent on our ability to operate without infringing upon the proprietary rights of others. See "Risk
Factors -- We depend on our intellectual property, and litigation regarding our intellectual property could harm our business."

     We currently rely on software that we have licensed from a number of suppliers. These licenses may not continue to be available to us on commercially reasonable terms or at all. If these licenses cease to be available, we believe we could license equivalent software on commercially reasonable terms. In the future, we expect to license other third party technologies to enhance our products, meet evolving customer needs or adapt to changing technology standards. Failure to license, or the loss of any license of necessary technologies could result in delays or reductions of shipments of our products until equivalent software is identified, licensed and integrated or developed by us.

EMPLOYEES

     As of June 30, 1999, we had 105 full-time employees, including 40 in sales and four in marketing, 33 in research and development, 14 in administrative, nine in professional services and five in customer support. Our future success will depend in part on our ability to attract, train, retain, integrate and motivate highly qualified sales, technical and management personnel, for whom competition is intense. From time to time we also employ independent contractors to support our services, product development, sales and marketing departments. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe our relations with our employees are good.

FACILITIES

     Our principal office occupies approximately 21,000 square feet in Menlo Park, California under a lease that expires on July 31, 2002. In addition, we also lease sales and support offices in the United States in the metropolitan areas of Atlanta, Chicago, Dallas, New York and Oakland, and internationally in the metropolitan areas of Amsterdam, Frankfurt, London and Tokyo.

LEGAL PROCEEDINGS

     On July 21, 1999, Timeline, Inc. filed a complaint against us in the United States District Court for the Western District of Washington, alleging infringement by us of U.S. Patent No. 5,802,511 held by Timeline. On August 30, 1999, this matter was settled and a license to the patent was obtained in exchange for the payment to Timeline of $250,000 in cash and the issuance of 40,000 shares of Broadbase common stock.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table shows the name, age and position of each of our executive officers and directors as of the date of this prospectus.

            NAME               AGE                            POSITION
            ----               ---                            --------
Mark Kremer..................  43     President, Chief Executive Officer and Chairman of the
                                      Board of Directors
Chuck Bay....................  42     Chief Financial Officer, General Counsel, Executive Vice
                                      President of Operations and Corporate Secretary
Thomas Doyle.................  49     Executive Vice President of Sales
Brian Kelly..................  34     Executive Vice President of Applications and Engineering
Anil Gupta...................  40     Vice President of Marketing
Kevin Harvey.................  35     Director
Paul Levy....................  44     Director
Nancy Schoendorf.............  44     Director

     MARK KREMER is the founder of Broadbase and has served as President, Chief Executive Officer and Chairman of the Board of Directors of Broadbase since its inception in November 1995. From January 1994 to November 1995, Mr. Kremer served as a Director of Product Development for Oracle Corporation, a software company. Mr. Kremer holds a B.S. degree in computer engineering from the Technion Israel Institute of Technology.

     CHUCK BAY joined Broadbase in January 1998 and currently serves as Chief Financial Officer, General Counsel, Executive Vice President of Operations and Corporate Secretary. From July 1997 to January 1998, Mr. Bay served as Chief Financial Officer and General Counsel for Reasoning, Inc., a software company. From January 1995 to August 1997, Mr. Bay served as Chief Financial Officer and General Counsel for Pure Atria Software, Inc., a software company. From April 1994 to January 1995, Mr. Bay served as President and Chief Financial Officer of Software Alliance Corporation, a software company. Mr. Bay holds a B.S. degree in business administration from Illinois State University and a J.D. degree from the University of Illinois.

     THOMAS DOYLE joined Broadbase in May 1999 as Executive Vice President of Sales. From October 1996 to April 1999, Mr. Doyle served as Senior Vice President of Worldwide Sales at Reasoning, Inc., a software company. From May 1984 to September 1996, Mr. Doyle held numerous sales and sales management positions at Tandem Computers, a computer manufacturer. Mr. Doyle holds a B.S. degree in finance from the University of Missouri.

     BRIAN KELLY joined Broadbase in December 1998 as Executive Vice President of Applications and Engineering. From June 1998 to December 1998, Mr. Kelly served as Director of Product Strategy, Analytic Applications at PeopleSoft, Inc., a software company. From June 1996 to June 1998, Mr. Kelly served as Vice President of Product Strategy at Intrepid Systems, Inc., a software company. From December 1992 to June 1996, Mr. Kelly was President of Kelly Information Systems, a software company. Mr. Kelly holds a B.S. degree in computer science from the University of Cincinnati.

     ANIL GUPTA joined Broadbase in August 1999 as Vice President of Marketing. From January 1999 to August 1999, Mr. Gupta served as Vice President of Marketing at Niku Corporation, a software company. From May 1995 to December 1998, Mr. Gupta held various marketing positions at Baan, a software company, including Vice President of Marketing for the Baan Supply Chain Solutions. From June 1993 to May 1995, Mr. Gupta served as Director of Industry Marketing at Oracle, a software company. Mr. Gupta holds a B.S. degree in Electrical

Engineering from The Birla Institute of Technology and Science in Pilani, India and an M.B.A. degree from Santa Clara University.

     KEVIN HARVEY has served as a member of Broadbase's Board of Directors since January 1996. Mr. Harvey has been a Managing Member of the general partner of Benchmark Capital Partners, a venture capital firm, since January 1995. From July 1993 to January 1995, Mr. Harvey served as General Manager for Lotus Development Corporation, a software company. Mr. Harvey is also a director of Silicon Gaming, Inc., an entertainment and gaming technology company, Critical Path, Inc., an e-mail hosting services company, Red Hat Software, a developer and provider of open source software and services, and several privately held companies. Mr. Harvey holds a B.S.E.E. degree from Rice University.

     PAUL LEVY has served as a member of Broadbase's Board of Directors since May 1999. In 1981, Mr. Levy co-founded Rational Software Corporation, a software company, and he currently serves as its Chairman of the Board of Directors. From 1981 to April 1999, Mr. Levy served as Chairman of the Board of Directors and Chief Executive Officer of Rational Software Corporation. Mr. Levy also serves as a director of Genesys Telecommunications Laboratories, Inc. Mr. Levy holds a B.S. degree from the United States Air Force Academy and an M.S. degree in engineering from Stanford University.

     NANCY SCHOENDORF has served as a member of Broadbase's Board of Directors since February 1997. Ms. Schoendorf has been a General Partner of Mohr, Davidow Ventures, a venture capital firm, since 1994 and a Managing Partner since 1997. Ms. Schoendorf currently serves as a director of Actuate Software Corporation and several privately held companies. Ms. Schoendorf holds a B.S. degree in computer science and mathematics from Iowa State University and an M.B.A. degree from Santa Clara University.

     Our Board of Directors is currently comprised of four directors. Prior to the closing of the offering, the holders of our Series A preferred stock and Series B preferred stock, each voting as a separate series, were each entitled to elect one director. Kevin Harvey and Nancy Schoendorf served on our Board of Directors pursuant to these rights. In addition, the holders of our common stock, voting as a separate class, were entitled to elect one director. Mark Kremer served on our Board of Directors pursuant to this right. Finally, the holders of the preferred stock and common stock, voting together as a single class, are entitled to elect any remaining directors. Upon the closing of the offering, these Board representation rights will terminate and no stockholders will have any special rights with respect to Board representation. Directors are elected by the stockholders at each annual meeting of stockholders and serve for one year or until their successors are duly elected and qualified. However, our certificate of incorporation and bylaws provide, following the offering, that our Board of Directors will be divided into three classes as nearly equal in size as possible with staggered three-year terms. The term of office of our Class I directors will expire at the annual meeting of stockholders to be held in 2000; the term of office of our Class II directors will expire at the annual meeting of stockholders to be held in 2001; and the term of office of our Class III directors will expire at the annual meeting of stockholders to be held in 2002. At each annual meeting of stockholders, beginning with the 2000 annual meeting, the successors to the directors whose terms will then expire will be elected to serve from the time of their election and qualification until the third annual meeting following their election or until their successors have been duly elected and qualified, or until their earlier resignation or removal. Mr. Harvey has been designated as a Class I director; Ms. Schoendorf has been designated as a Class II director; and Mr. Kremer and Mr. Levy have been designated as Class III directors. The classification of our Board of Directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Broadbase.

BOARD COMMITTEES

     Our Board of Directors has a compensation committee and an audit committee.

     Compensation committee. The current members of our compensation committee are Mr. Harvey and Ms. Schoendorf. The compensation committee reviews and makes recommendations to our Board of Directors concerning salaries and incentive compensation for our officers and employees. The compensation committee also administers our 1996 Equity Incentive Plan and will administer our 1999 Equity Incentive Plan and 1999 Employee Stock Purchase Plan.

     Audit committee. The current members of our audit committee are Mr. Harvey and Ms. Schoendorf. Our audit committee reviews and monitors our financial statements and accounting practices, makes recommendations to our Board of Directors regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the compensation committee has at any time since our formation been an officer or employee of Broadbase. No executive officer of Broadbase currently serves, or in the past has served, as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or compensation committee.

DIRECTOR COMPENSATION

     Our directors do not receive cash compensation for their services as directors but are reimbursed for their reasonable and necessary expenses in attending board and committee meetings.

     Each non-employee director who is or becomes a member of our Board of Directors on or after the date of this offering and who has not previously received shares or options in Broadbase will be granted an option to purchase 10,000 shares of our common stock under the 1999 Equity Incentive Plan. Immediately following each annual meeting of our stockholders, each non-employee director will automatically be granted an additional option to purchase 10,000 shares under that plan if the director has served continuously as a member of our Board of Directors since the date of the director's initial grant. Each option will have an exercise price equal to the fair market value of our common stock on the date of grant and will have a ten-year term. Each of these options will be immediately exercisable and fully vested.

     In May 1999, we granted to Paul Levy, one of our directors, an option to purchase 96,750 shares of common stock at an exercise price of $0.73 per share. Mr. Levy exercised this option in full in May 1999. This option vests as to 19,350 shares in November 1999 and vests as to 2,577 shares each month thereafter. Broadbase has the right to repurchase the unvested shares of this option if Mr. Levy ceases to provide services as a director of Broadbase. In the event of a change of control of 50% or more of our outstanding stock, and if Mr. Levy is not being invited to serve on the board of the combined company, then any unvested shares will vest immediately.

EXECUTIVE COMPENSATION

     The following table shows all compensation awarded to, earned by or paid for services rendered to Broadbase in all capacities during 1998 by our chief executive officer and our other executive officers or former executive officers who earned at least $100,000 in 1998.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                                                              ------------
                                                       ANNUAL COMPENSATION     SECURITIES
                                                       -------------------     UNDERLYING
            NAME AND PRINCIPAL POSITIONS                SALARY     BONUS        OPTIONS
            ----------------------------               --------   --------    ------------
Mark Kremer, President, Chief Executive Officer and
  Chairman of the Board of Directors.................  $205,000   $ 25,000(1)        --
Chuck Bay, Chief Financial Officer, General Counsel,
  Executive Vice President of Operations and
  Corporate Secretary................................   143,269     40,000(1)   259,000
Bruce Armstrong, Vice President of Sales(2)..........   160,000    112,000(3)        --

-------------------------
(1) Represent bonuses earned in 1998 but paid in January 1999 to Mr. Kremer and Mr. Bay.

(2) Mr. Armstrong ceased to be an employee of Broadbase on June 30, 1999.

(3) Includes $92,000 paid to Mr. Armstrong as commissions.

     Brian Kelly was hired as Executive Vice President of Applications and Engineering in December 1998 and is compensated at an annual rate of $150,000 with bonuses of up to $30,000. Thomas Doyle was hired as Executive Vice President of Sales in May 1999 and is compensated at an annual rate of $225,000 with a targeted commission of $100,000. Mr. Doyle's commission is dependent upon his level of performance. If Mr. Doyle achieves 100% of the annual sales target established by Broadbase, he would earn $100,000 in commission income. If Mr. Doyle exceeds the sales target, he would earn more than $100,000 in commission income. If Mr. Doyle fails to meet the sales target, his commission income would be reduced to the percentage of $100,000 that actual sales represent of the sales target. By way of example, if Mr. Doyle achieves 80% of the sales target, he would earn $80,000 in commission income. Anil Gupta was hired as Vice President of Marketing in August 1999 and is compensated at an annual rate of $150,000 with bonuses of up to $40,000 per year.

OPTION GRANTS IN 1998

     The following table shows information about each stock option grant during 1998 to the officers named in the Summary Compensation Table above.

     All options included in the following table are immediately exercisable and are incentive stock options. We have a right to repurchase the shares issued on exercise of these options upon termination of the optionee's employment. This right lapses over a four-year period and will lapse as to 50% of the 173,000 shares upon a change of control of Broadbase. All options were granted at an exercise price equal to the fair market value of our common stock, as determined by our Board of Directors on the date of grant.

                                           INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                          ---------------------------------------------------      VALUE AT ASSUMED
                          NUMBER OF     PERCENT OF                              ANNUAL RATES OF STOCK
                            SHARES     TOTAL OPTIONS                              PRICE APPRECIATION
                          UNDERLYING    GRANTED TO     EXERCISE                    FOR OPTION TERM
                           OPTIONS       EMPLOYEES       PRICE     EXPIRATION   ----------------------
          NAME             GRANTED        IN 1998      PER SHARE      DATE         5%          10%
          ----            ----------   -------------   ---------   ----------   ---------   ----------
Chuck Bay...............   173,000         13.79%        $0.25      01/21/08     $27,200     $ 68,929
                            86,000          6.85          0.73      12/23/08      39,482      100,055

     The 5% and 10% assumed annual rates of compounded stock price appreciation in the table above are required by rules of the Securities and Exchange Commission and do not represent our estimates or projections of our future stock prices.

     See "Employment Agreements" for discussion of information regarding option grants made to Brian Kelly, Thomas Doyle and Anil Gupta in 1999.

AGGREGATED OPTION EXERCISES IN 1998 AND YEAR-END OPTION VALUES

     The following table provides information concerning stock option exercises by each of the executive officers named in the Summary Compensation Table above that exercised options during the fiscal year ended December 31, 1998 and information concerning unexercised options held by these officers at the end of 1998. We have a right to repurchase the shares issued upon exercise of these options upon termination of the optionee's employment. Our right to repurchase the shares lapses over a four-year period from the date of grant. In the following table, the heading "exercisable" refers to shares that were exercisable although our right to repurchase unvested shares had not lapsed.

                                                         NUMBER OF SHARES             VALUE OF UNEXERCISED
                           NUMBER OF                  UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                            SHARES                 OPTIONS AT DECEMBER 31, 1998        DECEMBER 31, 1998
                           ACQUIRED      VALUE     ----------------------------   ----------------------------
          NAME            ON EXERCISE   REALIZED   EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
          ----            -----------   --------   -----------    -------------   -----------    -------------
Chuck Bay...............    173,000       $--         86,000              --             --              --
Bruce Armstrong(1)......         --        --        202,500         202,500         38,092         $35,045

---------------
(1) We entered into a Separation Agreement, effective April 14, 1999, with our former Vice President of Sales, Bruce Armstrong. The Separation Agreement provides for termination of Mr. Armstrong's employment as of June 30, 1999, payment of salary and benefits by the Company to Mr. Armstrong through June 30, 1999, the continuation of vesting of Mr. Armstrong's options through June 30, 1999 and the repurchase of all 119,581 unvested shares held by Mr. Armstrong as of June 30, 1999.

EMPLOYEE BENEFIT PLANS

  1996 EQUITY INCENTIVE PLAN

     We adopted our 1996 Equity Incentive Plan in April 1996. As of June 30, 1999, there were outstanding options to purchase a total of 2,013,249 shares of common stock under this plan, and 572,443 shares remained available for future grants of options under this plan. This plan will terminate immediately prior to this offering, and no further options will be granted under this plan after this offering. However, the termination of this plan will not affect any outstanding options, which will remain outstanding until they are exercised or until they terminate or expire.

  1999 EQUITY INCENTIVE PLAN

     We intend to adopt the 1999 Equity Incentive Plan and intend to reserve 3,500,000 shares of common stock for issuance under this plan. The number of shares reserved for issuance under this plan will be increased to include any shares reserved under our 1996 Equity Incentive Plan not issued or subject to outstanding grants on the date of this prospectus and any shares issued under our 1996 Equity Incentive Plan that are forfeited or repurchased by us at the original purchase price or that are issuable upon exercise of options granted under our 1996 Equity Incentive Plan that expire or become unexercisable for any reason without having been exercised in full. Thereafter the number of shares reserved under this plan will be increased automatically on January 1, 2000 and each anniversary thereafter, by an amount equal to 5% of the total outstanding shares as of the immediately preceding December 31st. Our 1999 Equity Incentive Plan will become effective on the date of this prospectus and will serve as the successor to our 1996 Equity Incentive Plan. The following shares will be available for grant and issuance under our 1999 Equity Incentive Plan:

     - shares subject to issuance upon exercise of an option granted under our 1999 Equity Incentive Plan that cease to be subject to that option for any reason other than exercise of the option;

     - shares issued pursuant to the exercise of an option granted under our 1999 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original purchase price;

     - shares subject to awards granted pursuant to restricted stock purchase agreements under our 1999 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price; and

     - shares subject to stock bonuses granted under our 1999 Equity Incentive Plan that terminate without shares being issued.

     Our 1999 Equity Incentive Plan will terminate in 2009, unless sooner terminated in accordance with the terms of the plan.

     Our 1999 Equity Incentive Plan authorizes the award of options, restricted stock awards and stock bonuses. Our non-employee directors are entitled to receive automatic annual grants of fully vested options to purchase 10,000 shares of our common stock, as described under "Management -- Director Compensation." Additionally, our non-employee directors are eligible to receive discretionary awards under our 1999 Equity Incentive Plan. Our 1999 Equity Incentive Plan is administered by the compensation committee of our Board of Directors, which currently consists of Mr. Harvey and Ms. Schoendorf, both of whom are "non-employee directors" under applicable federal securities laws and "outside directors" as defined under applicable federal tax laws. The committee has the authority to construe and interpret this plan and any agreement made thereunder, grant awards and make all other determinations necessary or advisable for the administration of this plan.

     Our 1999 Equity Incentive Plan provides for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. Incentive stock options may be granted only to employees. Nonqualified stock options, and all other awards other than incentive stock options, may be granted to employees, officers, directors, consultants, independent contractors and advisors of Broadbase or any parent or subsidiary of Broadbase. However, consultants, independent contractors and advisors are only eligible to receive awards if they render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value. The exercise price of nonqualified stock options must be at least equal to 85% of the fair market value of the our common stock on the date of grant.

     The maximum term of options granted under our 1999 Equity Incentive Plan is ten years. Awards other than nonqualified stock options granted under this plan may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. The plan allows exceptions to this restriction with respect to awards that are nonqualified stock options. Options granted under our 1999 Equity Incentive Plan generally expire three months after the termination of the optionee's service to Broadbase or a parent or subsidiary of Broadbase. In the event of a "change in control" transaction, outstanding awards may be assumed or substituted by the successor corporation. The compensation committee may also accelerate the vesting of awards upon a change of control transaction.

  1999 EMPLOYEE STOCK PURCHASE PLAN

     We intend to adopt the 1999 Employee Stock Purchase Plan prior to completion of this offering, and to reserve a total of 500,000 shares of common stock for issuance under this plan. On each January 1, the aggregate number of shares reserved for issuance under our 1999 Employee Stock Purchase Plan will be increased automatically by a number of shares equal to 1% of our outstanding shares on the preceding December 31. Our compensation committee will administer our 1999 Employee Stock Purchase Plan. The plan will become effective on the first day on which price quotations are available for our common stock on the Nasdaq National Market.

     Employees generally will be eligible to participate in our 1999 Employee Stock Purchase Plan if they are employed 10 days before the beginning of the applicable offering period and they are customarily employed by Broadbase or its parent or any subsidiaries that Broadbase designates for more than 20 hours per week and more than five months in a calendar year. Employees are not eligible to participate in our 1999 Employee Stock Purchase Plan if they are 5% stockholders, or would become 5% stockholders as a result of their participation in this plan.

     Under our 1999 Employee Stock Purchase Plan, eligible employees will be able to acquire shares of our common stock through payroll deductions. Eligible employees may select a rate of payroll deduction between 2% and 10% of their cash compensation and are subject to certain maximum purchase limitations. Participation in this plan will end automatically upon termination of employment for any reason.

     Each offering period under our 1999 Employee Stock Purchase Plan will be for two years and will consist of four six-month purchase periods. The first offering period is expected to begin on the first business day on which price quotations for Broadbase's common stock are available on the Nasdaq National Market. The first purchase period may be more or less than six months long. Offering periods and purchase periods thereafter will begin on January 1 and July 1.

     The purchase price for common stock purchased under our 1999 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of each purchase period. The compensation committee will have the power to change the duration of offering periods. Our 1999 Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. The plan will terminate in 2009, unless it is terminated earlier pursuant to its terms.

  401(k) PLAN

     We sponsor a defined contribution plan intended to qualify under Section 401(k) of the Internal Revenue Code. All employees are generally eligible to participate and may enter the 401(k) plan as of the first day of each month. Participants may make pre-tax contributions to the plan of up to 20% of their eligible pay, subject to a statutorily prescribed annual limit. Participants are fully vested in their contributions and the investment earnings. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

EMPLOYMENT AGREEMENTS

     In August 1999, we executed an offer letter to Anil Gupta, our Vice President of Marketing. This offer letter establishes Mr. Gupta's annual base salary at $150,000. In addition, the offer letter provides for bonuses of up to $40,000 per year. Under the offer letter, Mr. Gupta was granted an option to purchase 170,000 shares of common stock at an exercise price of $4.56 per share. This option vests as to 12.5% of the shares on February 4, 2000 and 2.083% of the shares each month thereafter. In the event of a change in control of Broadbase and termination of Mr. Gupta's position, 50% of the then unvested shares issuable upon exercise of this option will immediately vest. Broadbase will provide Mr. Gupta the health, holiday, vacation and other benefits available to all its employees. Mr. Gupta's employment is considered an "at-will" agreement. Mr. Gupta or Broadbase may terminate the employment relationship at any time for any reason.

     In April 1999, we executed an offer letter to Thomas Doyle, our Executive Vice President of Sales. This offer letter establishes Mr. Doyle's annual base salary at $225,000 and a commission of $100,000, which can increase or decrease if sales are above or below an established sales target. The letter also provides for a sign-on bonus of $250,000 to be paid on his first day of employment and an additional bonus of $250,000 payable on July 1, 1999. Each bonus is subject to repayment if he voluntarily terminates his employment less than 18 months after the payment of that bonus and describes his eligibility for benefits. Under this offer letter, Mr. Doyle was granted options to purchase 240,000 shares of common stock at an exercise price of $0.73 per share, vesting over a four year period. An option to purchase 60,000 of these shares will become exercisable only if a specified sales target is achieved. In the event of a change of control of Broadbase and Mr. Doyle's involuntary termination, 50% of his unvested shares will immediately vest. Broadbase will provide Mr. Doyle the health, holiday, vacation and other benefits available to all its employees. Mr. Doyle's employment is considered an "at-will" agreement. Mr. Doyle or Broadbase may terminate the employment relationship at any time for any reason.

     In November 1998, we executed an offer letter to Brian Kelly, our Executive Vice President of Applications and Engineering. This offer letter establishes Mr. Kelly's annual base salary at $150,000. In addition, the offer letter provides for bonuses of up to $30,000 a year. Under this offer letter, Mr. Kelly was granted an option to purchase 135,000 shares of common stock at an exercise price of $0.73 per share. This option was immediately exercisable in full and Broadbase has a right to repurchase the shares issued upon exercise of this option upon termination of Mr. Kelly's employment. This repurchase right lapses over a four-year period. In addition, the agreement provided for the grant of an option to purchase an additional 20,000 shares to Mr. Kelly under certain circumstances. On May 27, 1999, Mr. Kelly was granted options to purchase 115,000 shares of our common stock at an exercise price of $0.73 per share. Of these options, 20,000 shares vest as to 12.5% of the shares on June 1, 1999 and 2.083% each month thereafter and 95,000 shares vest as to 25% of the shares on June 1, 1999 and 4.16% each month thereafter. In the event of a change of control and Mr. Kelly's involuntary termination, 50% of the unvested shares issued upon exercise of the option to purchase 20,000 shares will immediately vest. Broadbase will provide Mr. Kelly the health, holiday, vacation and other benefits available to all its employees. Mr. Kelly's employment is considered an "at-will" agreement. Mr. Kelly or Broadbase may terminate the employment relationship at any time for any reason.

     In January 1998, we executed an offer letter to Chuck Bay, our Chief Financial Officer, General Counsel, Executive Vice President of Business Development and Corporate Secretary. This offer letter establishes Mr. Bay's annual base salary at $150,000. In addition, the offer letter provided for bonuses of up to $40,000 a year. Under this offer letter, Mr. Bay was granted an option to purchase 173,000 shares of common stock at an exercise price of $0.25 per share. This option was immediately exercisable in full, and Broadbase has a right to repurchase the shares issued upon exercise of this option upon termination of Mr. Bay's employment. This repurchase right lapses over a four-year period. In the event of a change of control, 50% of the shares issued upon exercise of this option will immediately vest. Broadbase will provide Mr. Bay the health, holiday, vacation, 401(k) and other benefits available to all its employees. Mr. Bay's employment is considered an "at-will" agreement. Mr. Bay or Broadbase may terminate the employment relationship at any time for any reason.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to Broadbase or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Delaware law regarding unlawful dividends and stock purchases; or

     - for any transaction from which the director derived an improper personal benefit.

     As permitted by Delaware law, our bylaws provide that:

     - we must indemnify our directors and executive officers to the fullest extent permitted by Delaware law, provided that each indemnified officer and director acted in good faith and in a manner that the officer or director reasonably believed to be in or not opposed to Broadbase's best interests;

     - we may indemnify our other employees and agents; and

     - we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

     In addition to the indemnification required in our certificate of incorporation and bylaws, we intend to enter into indemnification agreements with each of our current directors and executive officers, prior to the completion of this offering. We also intend to obtain directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and officers.

     The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

     Presently, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                              CERTAIN TRANSACTIONS

     Other than the transactions described in "Management" and the transactions described below, since the incorporation of Broadbase on November 28, 1995, there has not been nor is there currently proposed any transaction or series of similar transactions to which we were or will be a party:

     - in which the amount involved exceeded or will exceed $60,000; and

     - in which any director, executive officer, holder of more than 5% of our common stock or any member of his or her immediate family had or will have a direct or indirect material interest.

TRANSACTIONS WITH PROMOTER

     On November 30, 1995, in connection with the formation and initial financing of Broadbase, Mark Kremer purchased 1,282,500 shares of our common stock for an aggregate purchase price of $2,565. Mr. Kremer is our President, Chief Executive Officer and Chairman of the Board of Directors, and may be considered to be a promoter of Broadbase. Broadbase retained the right to repurchase 1,154,250 of these shares, at his initial purchase price, if Mr. Kremer ceased to be employed by Broadbase. This repurchase right lapses at a rate of 24,046 shares per month.

PREFERRED STOCK FINANCINGS IN WHICH 5% STOCKHOLDERS PARTICIPATED

     In December 1995, April 1996 and June 1996, we sold a total of 2,384,999 shares of Series A preferred stock at a purchase price of $0.667 per share. In December 1996 and March 1997, we sold a total of 1,923,223 shares of Series B preferred stock at a purchase price of $2.683 per share. In February and April 1998, we sold a total of 2,166,055 shares of Series C preferred stock at a purchase price of $5.54 per share. In June 1999, we sold a total of 2,188,812 shares of Series E preferred stock at a purchase price of $9.1325 per share. In connection with the Series E preferred stock financing in June 1999, we entered into an agreement with the investors in that financing that gave certain of the investors rights to purchase, at the initial public offering price, up to 238,306 shares of our common stock, subject to compliance with applicable laws. In connection with this agreement, some of these investors are purchasing 45,063 shares of common stock at the initial public offering price in a separate private placement. Upon the closing of this offering, each of the outstanding shares of preferred stock will convert into common stock on a one-for-one basis.

     Purchasers of our preferred stock include, among others, the following holders of more than 5% of our outstanding stock:

                                      SERIES A          SERIES B          SERIES C          SERIES E
                                   PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK
           STOCKHOLDER                PURCHASED         PURCHASED         PURCHASED         PURCHASED
           -----------             ---------------   ---------------   ---------------   ---------------
Entities affiliated with
  Benchmark Capital..............     2,249,999           559,070          526,173           109,500
Entities affiliated with Mohr,
  Davidow Ventures...............            --         1,304,510          286,101                --
Entities affiliated with Accel
  Partners.......................            --                --          902,527            27,375
Entities affiliated with Charter
  Growth Capital.................            --                --               --           218,999

     Our director Kevin Harvey is a Managing Member of the general partner of Benchmark Capital Partners, and our director Nancy Schoendorf is a managing partner of Mohr, Davidow Ventures.

DEBENTURE FINANCINGS IN WHICH 5% STOCKHOLDERS PARTICIPATED

     In December 1998 and April 1999, we sold debentures in the aggregate principal amount of $9,525,000, which principal amount is convertible into a total of 1,313,793 shares of Series D preferred stock at a conversion price of $7.25 per share. Unless earlier converted by their terms into stock of Broadbase, $8,250,000 in principal amount of the debentures must be repaid on December 9, 2003, and $1,275,000 in principal amount must be repaid on April 15, 2004. Charter Growth Capital and certain of its affiliated funds purchased $8,000,000 of the debentures. These funds would hold more than 5% of our outstanding stock if these debentures were converted into stock. These debentures are convertible into 1,103,448 shares of Series D preferred stock. Upon the closing of this offering, the debentures will be converted into an equal number of shares of common stock. None of our executive officers, directors or other holders of more than 5% of our outstanding common stock purchased any of the debentures.

INDEBTEDNESS OF MANAGEMENT

     Mark Kremer. In April 1998, we lent $400,000 to Mark Kremer, our President and Chief Executive Officer, secured by a pledge of all shares of Mr. Kremer's Broadbase common stock. The loan accrues interest at a rate of 5.51% and is payable on or before April 29, 2000. As of June 30, 1999, the total amount outstanding, including accrued interest, was $426,378.

     Chuck Bay. In February 1998 and March 1999, Chuck Bay, our Chief Financial Officer, executed promissory notes in the principal amounts of $43,250 and $62,780 in connection with the exercise of stock options. These notes are secured by a pledge of Mr. Bay's Broadbase common stock, bear interest at rates of 8.5% and 7.5%, respectively, and are payable on or before March 19, 2000. As of June 30, 1999, the total amount outstanding, including accrued interest, was $112,321.

     Brian Kelly. In March 1999, Brian Kelly, our Executive Vice President of Applications and Engineering, executed a promissory note in the principal amount of $98,550 in connection with the exercise of a stock option. This note is secured by a pledge of Mr. Kelly's Broadbase common stock, bears interest at the rate of 7.5% and is payable on or before March 19, 2000. As of June 30, 1999, the total amount outstanding, including accrued interest, was $100,641.

                             PRINCIPAL STOCKHOLDERS

     The following table presents information as to the beneficial ownership of our common stock as of August 31, 1999, and as adjusted to reflect the sale of the common stock in this offering by:

     - each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

     - each of our directors;

     - each executive officer listed in the Summary Compensation Table above;
       and

     - all current executive officers and directors as a group.

                                                                          PERCENTAGE OF OUTSTANDING
                                                                          SHARES BENEFICIALLY OWNED
                                                   NUMBER OF SHARES    --------------------------------
            NAME OF BENEFICIAL OWNER              BENEFICIALLY OWNED   BEFORE OFFERING   AFTER OFFERING
            ------------------------              ------------------   ---------------   --------------
Kevin Harvey(1)..................................     3,444,742              25.8%            19.9%
c/o Benchmark Capital
  2480 Sand Hill Road, Suite 200
  Menlo Park, CA 94025
Nancy Schoendorf(2)..............................     1,590,611              11.9              9.2
c/o Mohr, Davidow Ventures
  2775 Sand Hill Road, Suite 240
  Menlo Park, CA 94025
Entities affiliated with Charter Growth
  Capital(3).....................................     1,322,447               9.9              7.6
  525 University Avenue, Suite 1500
  Palo Alto, CA 94301
Mark Kremer(4)...................................     1,222,500               9.2              7.1
Entities affiliated with Accel Partners(5).......       929,902               7.0              5.4
  428 University Avenue
  Palo Alto, CA 94301
Chuck Bay(6).....................................       259,000               1.9              1.5
Bruce Armstrong(7)...............................       253,125               1.9              1.5
Paul Levy(8).....................................        96,750                 *                *
All eight current directors and executive
  officers as a group(9).........................     7,273,603              54.5             41.5

-------------------------
 *   Represents beneficial ownership of less than 1%.

(1) Represents 3,063,891 and 380,851 shares of common stock held of record by Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P. Mr. Harvey, a director of Broadbase, is a Managing Member of Benchmark Capital Management Co., LLC, the general partner of Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P. Mr. Harvey disclaims beneficial ownership of shares held by Benchmark except to the extent of his pecuniary interest arising from his interest in Benchmark Capital.

(2) Represents 1,524,126 and 66,485 shares of common stock held of record by Mohr, Davidow Ventures IV, L.P. and MDV IV Entrepreneurs' Network Fund, L.P. Ms. Schoendorf, a director of Broadbase, is a general partner of Mohr, Davidow Ventures. Ms. Schoendorf disclaims beneficial ownership of shares held by Mohr, Davidow Ventures except to the extent of her pecuniary interest arising from her interest in Mohr, Davidow Ventures.

(3) Includes 810,345, 275,862 and 17,241 shares of common stock into which the principal amounts of debentures held of record by Charter Growth Capital Co-Investment Fund, Charter Growth Capital, L.P. and CGC Investors, L.L.C. are convertible within 60 days of August 31, 1999. Excludes 27,604 shares that are being purchased at the initial public offering price by these entities in connection with the Series E Rights Agreement in a separate private placement.

(4) Includes 70,000 shares held by the Mark Kremer 1999 Annuity Trust, of which Mr. Kremer is trustee, and 70,000 shares held by the Anat Kremer 1999 Annuity Trust, of which Mr. Kremer and his wife are trustees. Does not include 60,000 shares held by a trust for the benefit of Mr. Kremer's children, of which neither he nor his wife are trustees. In addition, the table includes 72,138 shares subject to a repurchase right that lapses at a rate of 24,046 shares per month until November 30, 1999. Mr. Kremer is our President and Chief Executive Officer.

(5) Includes 729,974, 96,710, 44,635, 38,125 and 20,458 shares of common stock held of record by Accel V L.P., Accel Internet/Strategic Technology Fund L.P., Accel Investors '97 L.P. Accel Keiretsu V L.P. and Ellmore C. Patterson Partners.

(6) Includes 104,521 shares subject to a repurchase right that lapses at a rate of 3,604 shares per month until January 2002, and 71,667 shares subject to a repurchase right that lapses at a rate of 1,791 shares per month until December 2002. Mr. Bay is our Chief Financial Officer, General Counsel, Executive Vice President of Operations and Corporate Secretary.

(7) Mr. Armstrong was Broadbase's Vice President of Sales and ceased to be an employee of Broadbase on June 30, 1999.

(8) Includes 96,750 shares subject to a repurchase right that lapses as to 12,094 shares in November 1999, and thereafter at a rate of 2.083% per month until April 2003. Mr. Levy is a director of Broadbase.

(9) Includes 187,500 shares that are subject to a repurchase right which lapses as to 15,625 shares per month until March 2001 and as to an additional 5,208 shares per month thereafter until December 2002. Includes 240,000 shares that are subject to a repurchase right which lapses as to 30,000 shares in October 1999 and as to an additional 2.083% per month thereafter until April 2003. Includes options to purchase 170,000 shares exercisable within sixty
    (60) days of August 31, 1999.

     Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless indicated above, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 13,336,939 shares outstanding as of August 31, 1999, assuming conversion of all outstanding preferred stock and convertible debentures into common stock. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of August 31, 1999, and shares of preferred stock subject to debentures that are currently convertible or convertible within 60 days of August 31, 1999, are deemed to be outstanding and to be beneficially owned by the person holding the options or debentures for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated above, the address for each beneficial owner of more than 5% of our common stock is Broadbase Software, Inc., 172 Constitution Drive, Menlo Park, CA 94025.

                          DESCRIPTION OF CAPITAL STOCK

     Immediately following the closing of this offering, the authorized capital stock of Broadbase will consist of 90,000,000 shares of common stock, $0.001 par value per share, and 15,154,046 shares of preferred stock, $0.001 par value per share, of which 5,000,000 shares will be available for future issuance. As of August 31, 1999, and assuming the conversion of all outstanding preferred stock and convertible debentures into common stock upon the closing of this offering, there were outstanding 13,336,939 shares of common stock held of record by approximately 150 stockholders, and options to purchase 2,293,696 shares of common stock and warrants to purchase 36,764 shares of common stock.

     Following the closing of this offering, we intend to amend and restate our certificate of incorporation to reflect the conversion of our preferred stock to common stock.

COMMON STOCK

     Dividend rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our Board of Directors may from time to time determine.

     Voting rights. Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

     No preemptive or similar rights. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

     Right to receive liquidation distributions. Upon a liquidation, dissolution or winding-up of Broadbase, the holders of common stock are entitled to share ratably with holders of any participating preferred stock in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, each outstanding share of preferred stock will be converted into shares of common stock. See Note 5 of Notes to Consolidated Financial Statements for a description of this preferred stock.

     Following the offering, Broadbase will be authorized, subject to the limits imposed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our Board of Directors can also increase or decrease the number of shares of any series, but not below the number of shares of any series then outstanding, without any further vote or action by the stockholders.

     Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Broadbase and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock after the offering.

WARRANTS

     As of June 30, 1999, we had outstanding the following warrants to purchase our stock:

                                        TOTAL NUMBER OF
                                        SHARES SUBJECT     EXERCISE PRICE
            TYPE OF STOCK                 TO WARRANTS        PER SHARE        EXPIRATION DATE
            -------------               ---------------    --------------    -----------------
Series A preferred stock..............      12,537             $1.675        November 30, 2003
Series B preferred stock..............      24,227              2.683            July 31, 2004

     After the closing of this offering, all of these warrants will become exercisable for a like number of shares of common stock.

REGISTRATION RIGHTS

     The holders of approximately 9,961,882 shares of common stock have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold or to include their shares in any registration statement we file.

  DEMAND REGISTRATION RIGHTS

     At any time more than six months after the closing of this offering, the holders of at least 30% of the shares having registration rights have the right to demand that we file a registration statement so that they can publicly sell their shares, so long as the value of the securities to be sold in that registration exceeds $7,500,000. In addition, if we are eligible to file a registration statement on Form S-3, the holders of at least 20% of the shares having registration rights have the right to demand that we file a registration statement on Form S-3, so long as the amount of securities to be sold in that registration exceeds $500,000.

  PIGGYBACK REGISTRATION RIGHTS

     If we register any securities for public sale, these stockholders will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in that registration statement.

  EXPENSES OF REGISTRATION

     We generally will pay all of the expenses relating to any demand or piggyback registration.

  EXPIRATION OF REGISTRATION RIGHTS

     The registration rights described above will expire five years after this closing of this offering. The registration rights will terminate earlier with respect to a particular stockholder if that holder owns less than 1% of our outstanding securities, that holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act and we are subject to the reporting requirements of the Securities Exchange Act of 1934.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of Delaware law, our certificate of incorporation and bylaws described below may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

  DELAWARE LAW

     We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations from engaging, under limited circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets, with any "interested stockholder," or a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of such stockholder, for three years following the date that stockholder becomes an "interested stockholder" unless:

     - the transaction is approved by the board prior to the date the "interested stockholder" attained that status;

     - upon the closing of the transaction that resulted in the stockholder's becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     - on or subsequent to such date the "business combination" is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

     This provision could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

  CHARTER AND BYLAW PROVISIONS

     Our certificate of incorporation and bylaws provide for the division of our Board of Directors into three classes as nearly equal in size as reasonably possible with staggered three-year terms. Our stockholders are unable to fill any vacancy on our Board of Directors. Any action required or permitted to be taken by our stockholders at an annual meeting or a special meeting of the stockholders may only be taken if it is properly brought before that meeting and may not be taken by written consent. Our stockholders are limited in their ability to remove any director or the entire Board of Directors without cause. Our bylaws provide that special meetings of the stockholders may be called at any time by the Board of Directors, and must be called upon the request of the chairman of the Board of Directors, the chief executive officer, the president, stockholders that are entitled to cast not less than a majority of the total number of votes entitled to be cast by all stockholders at that special meeting, or by a majority of the members of the Board of Directors. These provisions of our certificate of incorporation and bylaws are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and to discourage transactions that may involve an actual or threatened change of control of Broadbase. These provisions are designed to reduce the vulnerability of Broadbase to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of Broadbase. These provisions are also intended to discourage tactics that may be used in proxy fights but could have the effect of discouraging others from making tender offers for our shares and, consequently, might also inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These changes may also have the effect of preventing changes in our management.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation. The address of our transfer agent and registrar is 1745 Gardena Avenue, Glendale, California 91204-2991, and its telephone number at this location is (818) 502-1404.

LISTING

     We have listed our common stock on the Nasdaq National Market under the trading symbol "BBSW."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, you could not buy or sell our common stock on a public market. An active public market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options or warrants, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our ability to raise equity capital in the future. In addition, since few shares will be available for sale immediately after this offering due to the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding 17,336,939 shares of common stock based on shares outstanding at August 31, 1999, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of this amount, the 4,000,000 shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless those shares are purchased by any of our affiliates. An affiliate of Broadbase is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Broadbase. Our current affiliates include the individuals and entities that holds more than 10% of our stock listed under "Principal Stockholders" as well as our other executive officers and directors. The remaining 13,336,939 shares held by existing stockholders are subject to various resale restrictions. Of these shares, all shares are subject to lock-up agreements with the underwriters or directly with us, under which all of our directors and officers and stockholders have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. Deutsche Bank Securities Inc., in some instances together with us, may release the shares subject to the lock-up agreements in whole or in part at any time with or without notice. After expiration or release of the lock-up agreements, 10,581,058 of the shares held by our existing stockholders will be eligible for sale in the public market under Rule 144 or Rule 701 beginning 180 days after the date of this prospectus, although 8,841,356 of these shares will be subject to volume limitations. The remaining 2,755,881 shares held by our existing stockholders will become eligible for public sale, subject in most cases to volume limitations, on subsequent dates.

  RULE 144

     In general, under Rule 144, beginning 90 days after the date of this prospectus, stockholders of Broadbase that have beneficially owned their shares for at least one year, but less than two years, and affiliates of Broadbase that have beneficially owned their shares for any period of more than one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, equal to approximately 173,369 shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice of sale with the SEC.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

  RULE 144(K)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except one of our affiliates, is entitled to sell those shares without complying with the volume limitation or the manner of sale, public information or notice provisions of Rule 144.

  RULE 701

     In general, under Rule 701 of the Securities Act, any of our employees, officers, directors, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, all shares issued pursuant to Rule 701 are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or obtaining the prior written consent of Deutsche Bank Securities Inc.

REGISTRATION RIGHTS

     At any time more than six months after the closing of this offering, the holders of 9,991,146 shares of our common stock and warrants to acquire common stock, or their transferees, will be entitled to rights to register their shares under the Securities Act. See "Description of Capital Stock--Registration Rights." After registration, these shares could be sold without restriction under the Securities Act.

STOCK OPTIONS

     Promptly following this offering, we will file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or reserved for issuance under our 1996 Equity Incentive Plan, our 1999 Equity Incentive Plan and our 1999 Employee Stock Option Plan. Based on the number of shares subject to options outstanding or reserved for issuance under these plans at August 31, 1999, this registration statement would cover approximately 6,492,443 shares. The registration statement will automatically become effective upon filing. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

WARRANTS

     As of August 31, 1999, we had outstanding warrants to purchase 36,764 shares of common stock. When these warrants are exercised and the exercise price is paid in cash the shares must be held for one year before they can be sold under Rule 144. These warrants also contain "net exercise provisions." These provisions allow a holder to exercise the warrant for a lesser number of shares of common stock in lieu of paying cash. The shares of common stock issued in a "net exercise" could be publicly sold under Rule 144 immediately after exercise, subject to the 180-day lock-up period.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, Thomas Weisel Partners LLC and E*OFFERING Corp., have severally agreed to purchase from Broadbase the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Deutsche Bank Securities Inc. ..............................  1,287,000
Dain Rauscher Wessels, a division of Dain Rauscher
  Incorporated..............................................    715,000
Thomas Weisel Partners LLC..................................    715,000
E*OFFERING Corp.............................................    143,000
Banc of America Securities LLC..............................     90,000
BancBoston Robertson Stephens Inc...........................     90,000
Hambrecht & Quist LLC.......................................     90,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........     90,000
SG Cowen Securities Corporation.............................     90,000
Soundview Technology Group, Inc.............................     90,000
J.C. Bradford & Co..........................................     60,000
Friedman Billings Ramsey & Co., Inc.........................     60,000
Jefferies & Company, Inc....................................     60,000
Needham & Company, Inc......................................     60,000
Brad Peery Inc..............................................     60,000
U.S. Bancorp Piper Jaffray Inc..............................     60,000
The Seidler Companies Incorporated..........................     60,000
C.E. Unterberg, Towbin......................................     60,000
First Security Van Kasper...................................     60,000
Volpe Brown Whelan & Company, LLC...........................     60,000
                                                              ---------
          Total.............................................  4,000,000
                                                              =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.58 per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.10 per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 4,000,000 shares are being offered.

     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is 7.0% of the initial public offering price. We have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                           TOTAL FEES
                                                            ----------------------------------------
                                                            WITHOUT EXERCISE     WITH FULL EXERCISE
                                              FEE PER       OF OVER-ALLOTMENT     OF OVER-ALLOTMENT
                                               SHARE             OPTION                OPTION
                                           -------------    -----------------    -------------------
Fees paid by Broadbase...................      $.098           $3,920,000            $4,508,000

     In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,055,000.

     We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     Each of our officers and directors and substantially all of our stockholders and holders of options and warrants to purchase our stock, has agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any portion of our common stock held by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover these over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     A prospectus in electronic format is being made available on Internet websites maintained by E*OFFERING Corp. and E*TRADE Securities, Inc. Internet purchases of the common stock offered by this prospectus will be available only to registered customers of E*TRADE who possess sufficient net worth and investment experience. All eligible accounts may submit a conditional offer to E*TRADE to purchase shares. If demand exceeds availability, E*TRADE will randomly allocate shares to applicants in 100 share lots in a round-robin fashion, meaning that no applicant will receive a second lot until all applicants have received one lot and so forth, until all shares available to E*TRADE have been distributed. The common stock offered by this prospectus will not be directed to any additional Internet customers other than the registered customers of E*TRADE mentioned above.

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 150,000 shares for friends and family members of our executive officers and other persons that are affiliated with companies with whom we have a business relationship, such as executives of companies that market, sell or otherwise promote our products. None of these shares will be subject to lock-up agreements.

     The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on 56 filed public offerings of equity securities, of which 31 have been completed, and has acted as a syndicate member in an additional 27 offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

     In December 1998, DRW Investors LLC, an affiliate of Dain Rauscher Wessels, purchased debentures in the principal amount of $250,000, which are convertible into 34,482 shares of our Series D preferred stock at a conversion price of $7.25 per share. DRW Investors purchased these debentures on the same terms as the other investors in this private placement.

     In June 1999, we sold shares of our Series E preferred stock in a private placement at a price of $9.1325 per share. Each of the shares of Series E preferred stock is convertible at the option of the holder into one share of our common stock. In this private placement, BT Investment Partners, Inc., an affiliate of Deutsche Bank Securities Inc., purchased 109,263 shares of Series E preferred stock for an aggregate purchase price of $997,844. BT Investment Partners, Inc. purchased the Series E preferred stock on the same terms as the other investors in the private placement. In addition, three individuals associated with Thomas Weisel Partners LLC purchased an aggregate of 6,570 shares of our Series E preferred stock in the private placement. The aggregate number of shares of Series E preferred stock purchased by BT Investment Partners, Inc. and Thomas Weisel Partners LLC affiliates equals 115,833 shares. Upon conversion of these shares into common stock, based upon an initial public offering price of $14.00, the value of these shares is $1,621,662. The difference between the amount that BT Investment Partners, Inc. and Thomas Weisel Partners LLC affiliates originally paid for the Series E preferred stock and the value of the Series E preferred stock based upon the assumed initial public offering price equals $563,817.13. The National Association of Securities Dealers, Inc. may deem this $563,817.13 to be additional underwriting compensation received in connection with this offering. If this is deemed to be underwriting compensation, the shares of Series E preferred stock, and common stock issued upon conversion thereof, could not be sold, transferred, assigned, pledged or hypothecated by any person for a period of one year after the effective date of this offering, except to officers or partners of the underwriters and members of the selling group and their officers or partners.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiation among us and the representatives of the underwriters. Among the primary factors considered in determining the public offering price were:

     - prevailing market conditions;

     - our results of operations in recent periods;

     - the present stage of our development;

     - the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

     - estimates of our business potential.

                                 LEGAL MATTERS

     Fenwick & West LLP, Palo Alto, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Investment partnerships comprised of certain partners of Fenwick & West LLP own 32,379 shares of our common stock. Morrison & Foerster LLP, Irvine, California, will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1997 and 1998, and for the period from November 28, 1995 (inception) to December 31, 1996 and for each of the two years in the period ended December 31, 1998, as set forth in their report. We've included our consolidated financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedule, may be inspected without charge at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

     Upon receipt of a request by an investor or his or her representative prior to October 16, 1999 (25 days after the date of this prospectus), we shall transmit or cause to be transmitted promptly, without charge, a paper copy of the prospectus.

     We intend to provide our stockholders with annual reports containing financial statements audited by an independent public accounting firm and to make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets
  As of December 31, 1997 and 1998 and June 30, 1999
  (unaudited)...............................................  F-3
Consolidated Statements of Operations
  Period from November 28, 1995 (Inception) to December 31,
  1996 and the Years Ended December 31, 1997 and 1998 and
  the Six Months Ended June 30, 1998 and 1999 (unaudited)...  F-4
Consolidated Statements of Cash Flows
  Period from November 28, 1995 (Inception) to December 31,
  1996 and the Years Ended December 31, 1997 and 1998 and
  the Six Months Ended June 30, 1998 and 1999 (unaudited)...  F-5
Consolidated Statements of Stockholders' Equity (Net Capital
  Deficiency)
  Period from November 28, 1995 (Inception) to December 31,
  1996 and the Years Ended December 31, 1997 and 1998 and
  the Six Months Ended June 30, 1999 (unaudited)............  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Broadbase Software, Inc.

     We have audited the accompanying consolidated balance sheets of Broadbase Software, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, cash flows, and stockholders' equity (net capital deficiency) for the period from November 28, 1995 (inception) to December 31, 1996 and for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Broadbase Software, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from November 28, 1995 (inception) to December 31, 1996 and for the each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                                      /s/  Ernst
& Young LLP
San Jose, California
March 5, 1999

                            BROADBASE SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                                                 PRO FORMA AT
                                                                 DECEMBER 31,       JUNE 30,       JUNE 30,
                                                              ------------------   -----------   ------------
                                                               1997       1998        1999           1999
                                                              -------   --------   -----------   ------------
                                                                                   (UNAUDITED)   (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $ 1,153   $ 13,990    $ 27,981       $ 27,981
  Accounts receivable, net of allowances of $0, $50,000, and
    $50,000 at December 31, 1997 and 1998 and June 30, 1999,
    respectively............................................       --      1,072       1,718          1,718
  Prepaid expenses and other current assets.................      180        326         953            953
                                                              -------   --------    --------       --------
        Total current assets................................    1,333     15,388      30,652         30,652
Property and equipment, net.................................      702      1,610       1,796          1,796
Other assets................................................       78        175         113            113
                                                              -------   --------    --------       --------
        Total assets........................................  $ 2,113   $ 17,173    $ 32,561       $ 32,561
                                                              =======   ========    ========       ========
                        LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
  Accounts payable..........................................  $   486   $    395    $    863       $    863
  Accrued compensation......................................      173        922       1,751          1,751
  Accrued expenses..........................................      242      1,142       2,345          2,345
  Current portion of capital lease obligations..............       24         30          15             15
  Current portion of bank line of credit and notes
    payable.................................................      347        768         740            740
  Deferred revenue..........................................       --      3,330       3,581          3,581
                                                              -------   --------    --------       --------
        Total current liabilities...........................    1,272      6,587       9,295          9,295
Capital lease obligations...................................       38         --          --             --
Bank line of credit and notes payable.......................      878      1,110         777            777
Convertible debentures......................................       --      8,250       9,525             --
                                                              -------   --------    --------       --------
        Total liabilities...................................    2,188     15,947      19,597         10,072
Commitments and contingencies
Stockholders' equity (net capital deficiency):
  Convertible preferred stock: par value $0.001 per share;
    15,154,046 shares authorized and issuable in series:
    Series A: 2,398,000 shares designated, 2,384,999 shares
      issued and outstanding at December 31, 1997 and 1998
      and June 30, 1999, and none pro forma; aggregate
      liquidation preference at December 31, 1998 and June
      30, 1999 of $1,590....................................        2          2           2             --
    Series B: 2,000,000 shares designated, 1,923,223 shares
      issued and outstanding at December 31, 1997 and 1998
      and June 30, 1999, and none pro forma; aggregate
      liquidation preference at December 31, 1998 and June
      30, 1999 of $5,160....................................        2          2           2             --
    Series C: 2,166,065 shares designated, none issued and
      outstanding at December 31, 1997, 2,166,055 shares
      issued and outstanding at December 31, 1998 and June
      30, 1999, and none pro forma; aggregate liquidation
      preference at December 31, 1998 and June 30, 1999 of
      $12,000...............................................       --          2           2             --
    Series D: 1,400,000 shares designated, none issued and
      outstanding at December 31, 1997 and 1998 and June 30,
      1999, and none pro forma..............................       --         --          --             --
    Series E: 2,189,981 shares designated, none outstanding
      at December 31, 1997 and 1998, 2,188,812 shares issued
      and outstanding at June 30, 1999, and none pro forma;
      aggregate liquidation preference at June 30, 1999 of
      $19,989...............................................       --         --           2             --
  Common stock: par value $0.001 per share; 90,000,000
    shares authorized; 2,492,825, 2,707,300 and 3,226,808
    shares issued and outstanding at December 31, 1997 and
    1998 and June 30, 1999, respectively, and 13,203,690
    shares issued and outstanding pro forma.................        2          2           3             12
  Additional paid-in capital................................    6,712     22,171      53,513         63,037
  Deferred stock compensation...............................       --     (2,338)    (10,907)       (10,907)
  Notes receivable from shareholders........................      (34)      (476)       (626)          (626)
  Accumulated other comprehensive loss......................       --        (37)        (38)           (38)
  Accumulated deficit.......................................   (6,759)   (18,102)    (28,989)       (28,989)
                                                              -------   --------    --------       --------
        Total stockholders' equity (net capital
          deficiency).......................................      (75)     1,226      12,964         22,489
                                                              -------   --------    --------       --------
        Total liabilities and stockholders' equity (net
          capital deficiency)...............................  $ 2,113   $ 17,173    $ 32,561       $ 32,561
                                                              =======   ========    ========       ========

                            See accompanying notes.

                            BROADBASE SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  PERIOD FROM           YEARS ENDED            SIX MONTHS
                                               NOVEMBER 28, 1995       DECEMBER 31,          ENDED JUNE 30,
                                                 (INCEPTION) TO     -------------------    -------------------
                                               DECEMBER 31, 1996     1997        1998       1998        1999
                                               ------------------   -------    --------    -------    --------
                                                                                               (UNAUDITED)
Net revenue:
  License....................................       $    --         $    --    $  2,996    $ 1,349    $  2,693
  Maintenance and professional services......            --              --         443         98         846
                                                    -------         -------    --------    -------    --------
        Total net revenue....................            --              --       3,439      1,447       3,539
Cost of revenue:
  License....................................            --              --         713        366         428
  Maintenance and professional services......            --              --         254         83         932
                                                    -------         -------    --------    -------    --------
        Total cost of revenue................            --              --         967        449       1,360
                                                    -------         -------    --------    -------    --------
Gross margin.................................            --              --       2,472        998       2,179
Operating expenses:
  Sales and marketing........................           130           2,851       7,888      3,641       6,495
  Research and development...................           928           1,980       3,738      1,665       2,800
  General and administrative.................           215             744       1,165        522         932
  Amortization of deferred stock
    compensation.............................            --              --       1,133        328       2,472
                                                    -------         -------    --------    -------    --------
        Total operating expenses.............         1,273           5,575      13,924      6,156      12,699
                                                    -------         -------    --------    -------    --------
Loss from operations.........................        (1,273)         (5,575)    (11,452)    (5,158)    (10,520)
Interest income..............................            30             154         335        158         194
Interest expense.............................           (29)            (66)       (226)      (100)       (561)
                                                    -------         -------    --------    -------    --------
Net loss.....................................       $(1,272)        $(5,487)   $(11,343)   $(5,100)   $(10,887)
                                                    =======         =======    ========    =======    ========
Basic and diluted net loss per share.........       $ (4.30)        $ (6.19)   $  (8.85)   $ (4.58)   $  (6.30)
                                                    =======         =======    ========    =======    ========
Weighted-average shares used in computing
  basic and diluted net loss per share.......           296             887       1,281      1,114       1,728
                                                    =======         =======    ========    =======    ========
Pro forma basic and diluted net loss per
  share......................................                                  $  (1.51)              $  (1.16)
                                                                               ========               ========
Weighted-average shares used in computing pro
  forma basic and diluted net loss per
  share......................................                                     7,536                  9,383
                                                                               ========               ========

                            See accompanying notes.

                            BROADBASE SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              PERIOD FROM         YEARS ENDED           SIX MONTHS
                                                           NOVEMBER 28, 1995      DECEMBER 31,        ENDED JUNE 30,
                                                            (INCEPTION) TO     ------------------   ------------------
                                                           DECEMBER 31, 1996    1997       1998      1998       1999
                                                           -----------------   -------   --------   -------   --------
                                                                                                       (UNAUDITED)
Operating activities:
  Net loss...............................................       $(1,272)       $(5,487)  $(11,343)  $(5,100)  $(10,887)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
      Depreciation and amortization......................            37            149        507       191        451
      Write-off of note receivable from shareholder......            --             --         --        --          7
      Amortization of deferred stock compensation........            --             --      1,133       328      2,472
  Changes in balance sheet items:
      Accounts receivable................................            --             --     (1,072)     (829)      (646)
      Prepaid expenses and other current assets..........           (46)          (212)      (243)     (455)      (565)
      Accounts payable...................................            30            456        (91)     (116)       468
      Accrued expenses...................................            88            327      1,649       864      2,032
      Deferred revenue...................................            --             --      3,330       741        251
                                                                -------        -------   --------   -------   --------
        Net cash used in operating activities............        (1,163)        (4,767)    (6,130)   (4,376)    (6,417)
                                                                -------        -------   --------   -------   --------

Investing activities:
  Purchases of property and equipment....................          (148)          (661)    (1,415)     (628)      (637)
                                                                -------        -------   --------   -------   --------
        Net cash used in investing activities............          (148)          (661)    (1,415)     (628)      (637)
                                                                -------        -------   --------   -------   --------

Financing activities:
  Net proceeds from issuance of convertible preferred
    stock................................................         6,521            133     11,906    11,902     19,979
  Proceeds from issuance of common stock.................             2             10         41         8        176
  Proceeds from notes payable............................           300          1,000         --        --         --
  Payments to repurchase unvested common stock...........            --             --         --        --         (8)
  Payments on shareholders' notes receivable.............            --              3          1        --         --
  Issuance of notes receivable to shareholder............            --             --       (400)       --         --
  Payments on notes payable..............................            --            (77)      (347)     (851)      (194)
  Principal payments on capital lease obligations........            --             --        (32)       --        (15)
  Principal payments on equipment line of credit.........            --             --         --        --       (167)
  Borrowings on equipment line of credit.................            --             --      1,000       642         --
  Proceeds from issuance of convertible debt.............            --             --      8,250        --      1,275
                                                                -------        -------   --------   -------   --------
        Net cash provided by (used in) financing
          activities.....................................         6,823          1,069     20,419    11,701     21,046
  Effect of foreign exchange rate changes on cash and
    cash equivalents.....................................            --             --        (37)      (11)        (1)
                                                                -------        -------   --------   -------   --------
  Net increase (decrease) in cash and cash equivalents...         5,512         (4,359)    12,837     6,686     13,991
Cash and cash equivalents:
  Beginning of period....................................            --          5,512      1,153     1,153     13,990
                                                                -------        -------   --------   -------   --------
  End of period..........................................       $ 5,512        $ 1,153   $ 13,990     7,839     27,981
                                                                =======        =======   ========   =======   ========

Supplemental disclosure of cash flow information:
  Cash paid for interest.................................       $    13        $    82   $    227   $    84   $    541
Supplemental schedule of noncash investing and financing
  activities:
  Issuance of convertible preferred stock
    for services.........................................       $    15        $    --   $     --   $    --   $     --
  Purchase of equipment under capital leases.............       $    --        $    64   $     --   $    --   $     --

                            See accompanying notes.

                            BROADBASE SOFTWARE, INC.

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                        CONVERTIBLE                                                           NOTES
                                      PREFERRED STOCK        COMMON STOCK      ADDITIONAL     DEFERRED      RECEIVABLE
                                     ------------------   ------------------    PAID-IN        STOCK           FROM
                                      SHARES     AMOUNT    SHARES     AMOUNT    CAPITAL     COMPENSATION   SHAREHOLDERS
                                     ---------   ------   ---------   ------   ----------   ------------   ------------
Issuance of restricted common stock
 to founder at $0.002 per share in
 November 1995 in exchange for
 cash..............................         --    $--     1,282,500    $ 1      $     1       $     --        $  --
Issuance of Series A convertible
 preferred stock at $0.67 per share
 in December 1995 and April 1996
 for cash, net of $31 issuance
 costs, and in June 1996 for
 services..........................  2,384,999      2            --     --        1,557             --           --
Issuance of Series B convertible
 preferred stock at $2.68 per share
 in December 1996 for cash, net of
 $23 issuance costs................  1,863,580      2            --     --        4,975             --           --
Issuance of common stock upon
 exercise of options...............         --     --     1,409,225      1           46             --          (47)
Comprehensive income (loss):.......         --     --            --     --           --             --           --
 Net loss..........................         --     --            --     --           --             --           --
Comprehensive loss.................         --     --            --     --           --             --           --
                                     ---------    ---     ---------    ---      -------       --------        -----
Balance at December 31, 1996.......  4,248,579    $ 4     2,691,725    $ 2      $ 6,579       $     --        $ (47)
Issuance of Series B convertible
 preferred stock at $2.68 per share
 in March 1997 for cash, net of $27
 issuance costs....................     59,643     --            --     --          133             --           --
Issuance of common stock upon
 exercise of options...............         --     --         7,350     --           10             --           --
Repurchase of common stock.........         --     --      (206,250)    --          (10)            --           10
Payments of notes receivable from
 stockholders......................         --     --            --     --           --             --            3
Comprehensive income (loss):.......         --     --            --     --           --             --           --
 Net loss..........................         --     --            --     --           --             --           --
Comprehensive loss.................         --     --            --     --           --             --           --
                                     ---------    ---     ---------    ---      -------       --------        -----
Balance at December 31, 1997.......  4,308,222    $ 4     2,492,825    $ 2      $ 6,712       $     --        $ (34)
Issuance of Series C preferred
 stock, at $5.54 per share in
 February and March 1998 for cash,
 net of $94 issuance costs.........  2,166,055      2            --     --       11,904             --           --
Deferred stock compensation related
 to certain options granted to
 employees.........................         --     --            --     --        3,471         (3,471)          --
Amortization of deferred stock
 compensation......................         --     --            --     --           --          1,133           --
Issuance of common stock upon
 exercise of options...............         --     --       293,889     --           87             --          (46)
Repurchase of common stock.........         --     --       (79,414)    --           (3)            --            3
Payments of notes receivable from
 stockholders......................         --     --            --     --           --             --            1
Note receivable from stockholder...         --     --            --     --           --             --         (400)
Comprehensive income (loss):.......         --     --            --     --           --             --           --
 Net loss..........................         --     --            --     --           --             --           --
 Foreign currency translation
   adjustment......................         --     --            --     --           --             --           --
Comprehensive loss.................         --     --            --     --           --             --           --
                                     ---------    ---     ---------    ---      -------       --------        -----
Balance at December 31, 1998.......  6,474,277    $ 6     2,707,300    $ 2      $22,171       $ (2,338)       $(476)
Issuance of Series E preferred
 stock, at $9.13 per share in June
 1999 for cash, net of $10 of
 issuance costs (unaudited)........  2,188,812      2            --     --       19,977             --           --
Deferred stock compensation related
 to certain options granted to
 employees (unaudited).............         --     --            --     --       11,041        (11,041)          --
Amortization of deferred stock
 compensation (unaudited)..........         --     --            --     --           --          2,472           --
Issuance of common stock upon
 exercise of options (unaudited)...         --     --       665,862      1          336             --         (161)
Repurchase of common stock
 (unaudited).......................         --     --      (146,354)    --           (8)            --
Note receivable from stockholder
 (unaudited).......................         --     --            --     --           (4)            --           11
Comprehensive income (loss):.......         --     --            --     --           --             --           --
 Net loss (unaudited)..............         --     --            --     --           --             --           --
 Foreign currency translation
   adjustment (unaudited)..........         --     --            --     --           --             --           --
                                                                                                              -----
Comprehensive loss (unaudited).....         --     --            --     --           --             --           --
                                     ---------    ---     ---------    ---      -------       --------        -----
Balance at June 30, 1999
 (unaudited).......................  8,663,089    $ 8     3,226,808    $ 3      $53,513       $(10,907)       $(626)
                                     =========    ===     =========    ===      =======       ========        =====

                                                                                       TOTAL
                                                      ACCUMULATED                  STOCKHOLDERS'
                                     COMPREHENSIVE       OTHER                        EQUITY
                                        INCOME       COMPREHENSIVE   ACCUMULATED   (NET CAPITAL
                                        (LOSS)           LOSS          DEFICIT      DEFICIENCY)
                                     -------------   -------------   -----------   -------------
Issuance of restricted common stock
 to founder at $0.002 per share in
 November 1995 in exchange for
 cash..............................    $     --          $ --         $     --       $      2
Issuance of Series A convertible
 preferred stock at $0.67 per share
 in December 1995 and April 1996
 for cash, net of $31 issuance
 costs, and in June 1996 for
 services..........................          --            --               --          1,559
Issuance of Series B convertible
 preferred stock at $2.68 per share
 in December 1996 for cash, net of
 $23 issuance costs................          --            --               --          4,977
Issuance of common stock upon
 exercise of options...............          --            --               --             --
Comprehensive income (loss):.......          --            --               --             --
 Net loss..........................      (1,272)           --           (1,272)        (1,272)
                                       --------
Comprehensive loss.................    $ (1,272)           --               --             --
                                       ========          ----         --------       --------
Balance at December 31, 1996.......          --          $ --         $ (1,272)      $  5,266
Issuance of Series B convertible
 preferred stock at $2.68 per share
 in March 1997 for cash, net of $27
 issuance costs....................          --            --               --            133
Issuance of common stock upon
 exercise of options...............          --            --               --             10
Repurchase of common stock.........          --            --               --             --
Payments of notes receivable from
 stockholders......................          --            --               --              3
Comprehensive income (loss):.......          --            --               --             --
 Net loss..........................      (5,487)           --           (5,487)        (5,487)
                                       --------
Comprehensive loss.................    $ (5,487)           --               --             --
                                       ========          ----         --------       --------
Balance at December 31, 1997.......          --          $ --         $ (6,759)      $    (75)
Issuance of Series C preferred
 stock, at $5.54 per share in
 February and March 1998 for cash,
 net of $94 issuance costs.........          --            --               --         11,906
Deferred stock compensation related
 to certain options granted to
 employees.........................          --            --               --             --
Amortization of deferred stock
 compensation......................          --            --               --          1,133
Issuance of common stock upon
 exercise of options...............          --            --               --             41
Repurchase of common stock.........          --            --               --             --
Payments of notes receivable from
 stockholders......................          --            --               --              1
Note receivable from stockholder...          --            --               --           (400)
Comprehensive income (loss):.......          --            --               --             --
 Net loss..........................     (11,343)           --          (11,343)       (11,343)
 Foreign currency translation
   adjustment......................         (37)          (37)              --            (37)
                                       --------
Comprehensive loss.................    $(11,380)           --               --             --
                                       ========          ----         --------       --------
Balance at December 31, 1998.......                      $(37)        $(18,102)      $  1,226
Issuance of Series E preferred
 stock, at $9.13 per share in June
 1999 for cash, net of $10 of
 issuance costs (unaudited)........          --            --               --         19,979
Deferred stock compensation related
 to certain options granted to
 employees (unaudited).............          --            --               --             --
Amortization of deferred stock
 compensation (unaudited)..........          --            --               --          2,472
Issuance of common stock upon
 exercise of options (unaudited)...          --            --               --            176
Repurchase of common stock
 (unaudited).......................          --            --               --             (8)
Note receivable from stockholder
 (unaudited).......................          --            --               --              7
Comprehensive income (loss):.......                        --               --             --
 Net loss (unaudited)..............     (10,887)           --          (10,887)       (10,887)
 Foreign currency translation
   adjustment (unaudited)..........          (1)           (1)              --             (1)
Comprehensive loss (unaudited).....    $(10,888)           --               --             --
                                       ========          ----         --------       --------
Balance at June 30, 1999
 (unaudited).......................                      $(38)        $(28,989)      $ 12,964
                                                         ====         ========       ========

                            See accompanying notes.

                            BROADBASE SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (INFORMATION AS OF JUNE 30, 1999 AND FOR
           THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

1. SUMMARY OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

  THE COMPANY

     Broadbase Software, Inc. (the "Company") was incorporated on November 28, 1995 and develops and markets software that integrates and analyzes customer information from Internet and traditional business channels, enabling businesses to improve their customer acquisition, retention, and profitability. Through December 31, 1997, the Company was in the development stage. During 1998, the Company sold its first product and, accordingly, is no longer classified as a development stage company. The Company has incurred operating losses to date, including a net loss of $11,343,000 for the year ended December 31, 1998. The Company's activities have been financed primarily through private placements of equity and debt securities. Management recognizes the need for additional financing and will pursue various funding options including both private and public equity and debt financings. In the longer term, the Company plans to finance operations with revenues from product sales.

  BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company has export sales from the United States and has operations in Japan and the United Kingdom. All significant intercompany transactions and balances have been eliminated.

     The Company intends to reincorporate in Delaware prior to the initial public offering. The consolidated financial statements reflect a Delaware corporation.

  INTERIM FINANCIAL INFORMATION

     The financial information as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 is unaudited but includes all adjustments, consisting of only normal recurring adjustments, that in the opinion of management is necessary for a fair presentation of the Company's financial position, operating results, and cash flows for such periods. Operating results for the six month period ended June 30, 1999 are not necessarily indicative of results to be expected for the full fiscal year of 1999 or any future period.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

  REVENUE RECOGNITION

     The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as amended by Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2" ("SOP 98-4"). The Company derives revenue from the sale of

                            BROADBASE SOFTWARE, INC.

                    (INFORMATION AS OF JUNE 30, 1999 AND FOR
           THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

software licenses, post-contract support ("maintenance"), and other professional services. Maintenance includes telephone technical support, bug fixes and rights to upgrades and enhancements on a when-and-if available basis. Professional services include training and basic post-implementation consulting to meet specific customer needs.

     Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant company obligations with regard to installation or implementation of the software remain, the fee is fixed or determinable and collectibility is probable. Revenue on arrangements with customers that are not the ultimate end users (primarily resellers) is recognized upon receipt of a reseller report of the sale and the Company's shipment of the licensed software. Advance payments are recorded as deferred revenue until the products are shipped, services are delivered or obligations are met. The Company's products do not require significant customization.

     Revenue related to maintenance is recognized on a straight-line basis over the period maintenance is provided and revenue allocable to professional services is recognized as the services are performed.

     In December 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP 98-9"). SOP 98-9 requires use of the "residual method" for recognition of revenue when vendor-specific objective evidence exists for undelivered elements but does not exist for delivered elements of a software arrangement. The Company will be required to comply with the provisions of SOP 98-9 for transactions entered into beginning January 1, 2000. The Company has not yet determined the effect of the adoption of SOP 98-9 on its financial position or operating results. However, SOP 98-9 may require more revenue to be deferred for certain types of transactions.

  CONCENTRATIONS OF CREDIT RISK AND CREDIT EVALUATIONS

     Financial instruments which subject the Company to concentrations of credit risk primarily consist of cash, cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents principally in domestic financial institutions of high credit standing. The Company's accounts receivables are derived primarily from sales of software products and services. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

     A limited number of customers has accounted for a substantial portion of the Company's revenues. The Company had no revenue for the year ended December 31, 1997. One customer accounted for 18% and 11%, of total revenue for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively. Another customer accounted for 10% of total revenue for the year ended December 31, 1998. Sales of the Company's products will vary as a result of fluctuations in market demand for such products and technology. Further, the markets in which the Company competes are characterized by rapid technological change and intense competition.

                            BROADBASE SOFTWARE, INC.

                    (INFORMATION AS OF JUNE 30, 1999 AND FOR
           THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

  CASH AND CASH EQUIVALENTS

     Cash equivalents consist of money market funds. The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. The fair value, based on quoted market prices, of the cash equivalents is approximately equal to their carrying value at December 31, 1997 and 1998 and June 30, 1999.

  SOFTWARE DEVELOPMENT COSTS

     Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between the establishment of technological feasibility and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expenses in the accompanying statements of operations.

  INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), which requires the use of the liability method in accounting for income taxes. Under FAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

  STOCK-BASED COMPENSATION

     The Company accounts for stock-based awards to employees under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123").

  ADVERTISING EXPENSES

     The Company expenses advertising costs in the period in which they are incurred. Advertising expenses for 1997, 1998, and the six months ended June 30, 1999 were approximately $0, $57,000 and $1,000, respectively.

  FOREIGN CURRENCY TRANSLATION

     Assets and liabilities of the Company's wholly-owned foreign subsidiaries are translated from their functional currencies at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average exchange rates prevailing during the year. Resulting translation adjustments are reflected as a separate component of shareholders' equity

                            BROADBASE SOFTWARE, INC.

                    (INFORMATION AS OF JUNE 30, 1999 AND FOR
           THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(net capital deficiency). Foreign currency transaction gains and losses, which have not been material, are included in results of operations.

  NET LOSS PER SHARE

     Basic and diluted net loss per share are presented in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128") for all periods presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the Company's initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration. In accordance with FAS 128, basic and diluted net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase.

  PRO FORMA NET LOSS PER SHARE AND PRO FORMA STOCKHOLDERS' EQUITY

     Pro forma net loss per share has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of convertible preferred stock and convertible debentures not included above that will automatically convert or which management intends to convert upon the completion of the Company's initial public offering (using the if-converted method) from the original date of issuance. If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock and convertible debentures outstanding as of June 30, 1999 will be converted into an aggregate of 8,663,089 and 1,313,793 shares, respectively, of common stock. Pro forma stockholders' equity at June 30, 1999, as adjusted for conversion of the convertible preferred stock and convertible debentures, is disclosed on the accompanying balance sheet. Historical and pro forma basic and diluted net loss per share are as follows:

                                       PERIOD FROM                               SIX MONTHS
                                    NOVEMBER 28, 1995      YEARS ENDED             ENDED
                                     (INCEPTION) TO        DECEMBER 31,           JUNE 30,
                                      DECEMBER 31,      ------------------   ------------------
                                          1996           1997       1998      1998       1999
                                    -----------------   -------   --------   -------   --------
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Historical:
Net loss..........................       $(1,272)       $(5,487)  $(11,343)  $(5,100)  $(10,887)
                                         =======        =======   ========   =======   ========
Basic and diluted shares:
Weighted-average shares of common
  stock outstanding...............         1,339          2,689      2,615     2,570      2,754
Less weighted-average shares
  subject to repurchase...........        (1,043)        (1,802)    (1,334)   (1,456)    (1,026)
                                         -------        -------   --------   -------   --------
Weighted-average shares of common
  stock outstanding used in
  computing basic and diluted net
  loss per share..................           296            887      1,281     1,114      1,728
                                         -------        -------   --------   -------   --------
Basic and diluted net loss per
  share...........................       $ (4.30)       $ (6.19)  $  (8.85)  $ (4.58)  $  (6.30)
                                         =======        =======   ========   =======   ========

                            BROADBASE SOFTWARE, INC.

                    (INFORMATION AS OF JUNE 30, 1999 AND FOR
           THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

                                       PERIOD FROM                               SIX MONTHS
                                    NOVEMBER 28, 1995      YEARS ENDED             ENDED
                                     (INCEPTION) TO        DECEMBER 31,           JUNE 30,
                                      DECEMBER 31,      ------------------   ------------------
                                          1996           1997       1998      1998       1999
                                    -----------------   -------   --------   -------   --------
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Pro forma:
Net loss..........................                                $(11,343)            $(10,887)
                                                                  ========             ========
Weighted-average shares of common
  stock outstanding used in
  computing basic and diluted net
  loss per share..................                                   1,281                1,728
Adjusted to reflect the assumed
  conversion of convertible
  preferred stock and convertible
  debentures from the date of
  issuance........................                                   6,255                7,655
                                                                  --------             --------
Weighted-average shares used in
  computing pro forma basic and
  diluted net loss per share......                                   7,536                9,383
                                                                  --------             --------
Pro forma basic and diluted net
  loss per share..................                                $  (1.51)            $  (1.16)
                                                                  ========             ========

     If the Company had reported net income, diluted net income per share would have included the shares used in the computation of pro forma net loss per share as well as approximately 661,914, 1,278,889 and 2,050,013 common equivalent shares related to outstanding options and warrants to purchase common stock not included above for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1999, respectively. The common equivalent shares from options and warrants would be determined on a weighted-average basis using the treasury stock method.

  COMPREHENSIVE INCOME (LOSS)

     As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes new rules for the reporting and display of comprehensive income and its components, requiring foreign currency translation adjustments, which currently are reported in shareholders' equity (net capital deficiency), to be included in other comprehensive income along with net income (loss). For the years ended December 31, 1997 and 1998 total other comprehensive loss was approximately $0 and $37,000, respectively, and for the six months ended June 30, 1999 other comprehensive loss totaled $1,000. Other comprehensive income
(loss) consisted solely of foreign currency translation adjustments.

  SEGMENT INFORMATION

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). FAS 131 changes the way companies report selected segment information in annual financial statements and requires companies to report selected segment information in interim financial reports to shareholders. FAS 131 is effective beginning in the

                            BROADBASE SOFTWARE, INC.

                    (INFORMATION AS OF JUNE 30, 1999 AND FOR
           THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

Company's year ended December 31, 1998. The Company operates solely in one segment, the development and marketing of customer-centric analytic software products, and therefore there is no impact to the Company's financial statements of adopting FAS 131. The Company did not have revenue in the year ended December 31, 1997. For the year ended December 31, 1998, revenue from customers outside of the United States was approximately $175,000. This revenue was from customers in Japan.

  PROPERTY AND EQUIPMENT

     The Company records property and equipment at cost and calculates depreciation using the straight-line method over the estimated useful lives of the assets, generally three to five years. Equipment held under capital leases is amortized on a straight-line basis over the shorter of the lease term or the lives of the respective assets, generally three to five years.

     Property and equipment consist of the following:

                                                             DECEMBER 31,
                                                            --------------
                                                            1997     1998
                                                            -----   ------
                                                            (IN THOUSANDS)
Computer hardware and software..........................    $ 411   $1,407
Office furniture and fixtures...........................      462      881
                                                            -----   ------
                                                              873    2,288
Less accumulated depreciation and amortization..........     (171)    (678)
                                                            -----   ------
                                                            $ 702   $1,610
                                                            =====   ======

     As of December 31, 1998, property and equipment include amounts held under capital leases of $60,941 and related accumulated amortization of $30,584.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires companies to capitalize certain qualifying computer software costs that are incurred during the application development stage and amortize them over the software's estimated useful life. The Company adopted SOP 98-1 effective January 1, 1999. The adoption of SOP 98-1 did not have a material affect on the Company's consolidated financial position, results of operations, or cash flows.

     In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5 is effective beginning on January 1, 1999, and requires that start-up costs, capitalized prior to January 1, 1999, be written off and any future start-up costs be expensed as incurred. The adoption of SOP 98-5 did not have a material impact on the Company's financial position, results of operations, or cash flows.

     In June 1998, the Financial Accounting Standards Board issued Financial Accounting Standards Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The

                            BROADBASE SOFTWARE, INC.

                    (INFORMATION AS OF JUNE 30, 1999 AND FOR
           THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

Company will be required to adopt FAS 133 for its year ending December 31, 2001. However, because the Company does not utilize derivative financial instruments the Company does not believe the impact of FAS 133 will be material to its financial position, results of operations, or cash flows.

2. BANK LINE OF CREDIT AND NOTES PAYABLE

     Notes payable and line of credit borrowings consist of the following:

                                               DECEMBER 31,
(IN THOUSANDS)                                ---------------     JUNE 30,
                                               1997     1998        1999
                                              ------   ------    -----------
                                                                 (UNAUDITED)
Notes payable...............................  $1,225   $  878      $  684
Bank line of credit.........................      --    1,000         833
                                              ------   ------      ------
                                               1,225    1,878       1,517
Less current portion........................    (347)    (768)       (740)
                                              ------   ------      ------
Noncurrent portion..........................  $  878   $1,110      $  777
                                              ======   ======      ======

     During 1996 and 1997, the Company secured financing under the terms of $300,000 and $1,000,000 three-year notes payable, respectively. The notes bear interest at a rate of 15% and 14%, respectively. Principal and interest installments are payable monthly and the notes are secured by the tangible assets of the Company. Of the $684,000 in principal amount of notes payable outstanding at June 30, 1999, $242,000 is due in 1999 and $442,000 is due in 2000. The carrying value of these note obligations approximates their fair value.

     In connection with the issuance of the notes, the Company issued warrants to purchase 12,537 and 24,227 shares of Series A and Series B preferred stock at prices of $1.67 and $2.68 per share, respectively. These warrants are immediately exercisable and expire in November 2003 and July 2004, respectively. At the date of grant, the value ascribed to these warrants was immaterial for financial statement purposes.

     In July 1998, the Company entered into a loan and security agreement with a financial institution. The agreement provides for a line of credit not to exceed $2,000,000 and an equipment line of credit not to exceed $1,000,000. Borrowings under the line of credit bear interest at the institution's prime lending rate (7.75% at December 31, 1998), and any borrowings under the equipment line of credit bear interest at the institution's prime lending rate plus 0.5% (8.25% at December 31, 1998). All borrowings under this agreement are secured by certain assets of the Company. As of December 31, 1998, no borrowings were outstanding and $2,000,000 remained available under the line of credit, and $1,000,000, the full amount available, has been borrowed under the equipment line of credit. The equipment line of credit borrowings are due in 36 equal monthly installments of principal, plus accrued interest, beginning in January 1999 and ending in December 2001. The carrying value of borrowings under the equipment line of credit approximates their fair value. The agreement also includes terms requiring satisfaction of certain financial ratios, and a minimum tangible net worth requirement, and restricts the Company from paying cash dividends. The Company was in compliance with these financial covenants at December 31, 1998 and June 30, 1999.

                            BROADBASE SOFTWARE, INC.

                    (INFORMATION AS OF JUNE 30, 1999 AND FOR
           THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

3. CONVERTIBLE DEBENTURES

     In December 1998 and April 1999, the Company issued to investors an aggregate of $8,250,000 and $1,275,000 respectively, principal amount of unsecured convertible debentures bearing interest of 10.0% per annum. Interest on the notes is payable quarterly commencing on January 4, 1999 and July 1, 1999, respectively. The debentures are due on December 9, 2003 and are convertible, at the holders' option, into shares of the Series D preferred stock anytime prior to the maturity date. As of December 31, 1998, the difference between the carrying value and the fair value of the convertible debentures was immaterial based upon the minimal change in interest rates from the date of issuance to fiscal year end.

     In the event the Company completes a qualified underwritten public offering of its common stock with aggregate proceeds of at least $10,000,000, the Company may, at its option, convert the debentures into shares of Series D preferred stock. Upon conversion, the investors are entitled to the number of shares of Series D preferred stock determined by dividing the aggregate amount of each debenture to be converted by a conversion price of $7.25, subject to certain future adjustments. As of December 31, 1998 and June 30, 1999, no debentures have been converted into Series D preferred stock.

4. COMMITMENTS

  LEASES

     The Company leases its principal office under a noncancelable operating lease agreement that expires in July 2002.

     The gross rental payments under all operating leases were approximately $114,000, $230,000 and $496,000 for the years ended December 31, 1997 and 1998, and the six months ended June 30, 1999, respectively. Rental expense, net of reimbursements from sublessees, was approximately $114,000, $73,000 and $316,000 in 1997 and 1998 and the six months ended June 30, 1999, respectively.

     As of December 31, 1998, minimum lease payments under all noncancelable lease agreements were as follows:

                                                          CAPITAL    OPERATING
                                                          LEASES      LEASES
                                                          -------    ---------
                                                             (IN THOUSANDS)
Year ending December 31,
  1999..................................................   $ 34       $  401
  2000..................................................     --          629
  2001..................................................     --          753
  2002..................................................     --          429
                                                           ----       ------
          Total minimum lease payments..................     34       $2,212
                                                                      ======
Less amount representing interest.......................     (4)
                                                           ----
Present value of minimum lease payments.................     30
Less current portion....................................    (30)
                                                           ----
Long-term capital lease obligations.....................   $ --
                                                           ====

                            BROADBASE SOFTWARE, INC.

                    (INFORMATION AS OF JUNE 30, 1999 AND FOR
           THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     Included in the above minimum operating lease payments are future reimbursements from sublessees under noncancellable subleases, which amount to $317,000 in 1999, $96,000 in 2000, and $0 in 2001 and 2002.

5. STOCKHOLDERS' EQUITY

  CONVERTIBLE PREFERRED STOCK

     Convertible preferred stock consisted of the following at June 30, 1999:

                                                      SHARES ISSUED     AGGREGATE
                                          SHARES           AND         LIQUIDATION
                                        DESIGNATED     OUTSTANDING     PREFERENCE
                                        ----------    -------------    -----------
Series A..............................   2,398,000      2,384,999      $ 1,590,000
Series B..............................   2,000,000      1,923,223        5,160,000
Series C..............................   2,166,065      2,166,055       12,000,000
Series D..............................   1,400,000             --               --
Series E..............................   2,189,981      2,188,812       19,989,325
                                        ----------      ---------      -----------
                                        10,154,046      8,663,089      $38,739,325
                                        ==========      =========      ===========

     Each share of Series A, B, C, D and E preferred stock is convertible at any time into common stock at the exchange rate in effect at the time of conversion, currently one-for-one, and is subject to appropriate adjustment for common stock splits, stock dividends, and similar transactions. Conversion is automatic upon the closing of an initial public offering of common stock in which the aggregate gross proceeds to the Company are at least $10,000,000 and the offering price is at least $10.00 per share.

     Each holder of Series A, B, C and D preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such preferred stock is convertible.

     Each holder of preferred stock is entitled to receive, when and as declared by the Board of Directors, noncumulative dividends at the annual rate of $0.05, $0.21, $0.44, $0.58 and $0.73 per share of Series A, B, C, D and E preferred stock, respectively, payable in preference and priority to any payment of any dividend on common stock.

     In the event of liquidation, the holders of preferred stock are entitled to a liquidation preference equal to the original purchase price of their preferred stock plus an amount equal to all accrued but unpaid dividends on such shares.

  COMMON STOCK

     In November 1995, 1,282,500 shares of common stock were issued to the Company's founder at $0.002 per share in exchange for cash. These shares are subject to certain transfer restrictions. These shares are also subject to repurchase at the issuance price upon the occurrence of certain events, including termination of employment. The Company's right of repurchase expires over four years. At December 31, 1997 and 1998 and June 30, 1999, 553,078, 264,516 and 120,230 shares, respectively, remained subject to repurchase.

                            BROADBASE SOFTWARE, INC.

                    (INFORMATION AS OF JUNE 30, 1999 AND FOR
           THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

  STOCK OPTION PLAN

     During 1996, the Company adopted the 1996 Equity Incentive Plan (the "Plan"). Under the Plan, up to 4,030,000 shares of the Company's common stock may be granted to eligible participants. Under the Plan, options to purchase common stock may be granted at no less than 85% of the fair value on the date of the grant (110% of fair value in certain instances), as determined by the board of directors. Options generally vest over a 48-month period and have a maximum term of 10 years.

     As discussed in Note 1, the Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options.

     Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income is required by FAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the minimum value method option pricing model with the following weighted-average assumptions for the period from November 28, 1995 (inception) to December 31, 1996, the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999: risk-free interest rate of 6%; a dividend yield of 0%; and a weighted-average expected life of the option of four years.

                                 PERIOD FROM          YEARS ENDED
                              NOVEMBER 28, 1995       DECEMBER 31,
                                (INCEPTION) TO     ------------------        SIX MONTHS
                              DECEMBER 31, 1996     1997       1998     ENDED JUNE 30, 1999
                              ------------------   -------   --------   --------------------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Pro forma net loss..........       $(1,274)        $(5,496)  $(11,702)        $(11,739)
Pro forma basic and diluted
  net loss per share........       $ (4.30)        $ (6.20)  $  (9.14)        $  (6.79)

                            BROADBASE SOFTWARE, INC.

                    (INFORMATION AS OF JUNE 30, 1999 AND FOR
           THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     A summary of activity under the Plan is as follows:

                                                                       OPTIONS OUTSTANDING
                                                               -----------------------------------
                                            SHARES AVAILABLE                      WEIGHTED-AVERAGE
                                               FOR GRANT       NUMBER OF SHARES    EXERCISE PRICE
                                            ----------------   ----------------   ----------------
  Authorized..............................      3,030,000                 --           $  --
  Granted.................................     (1,457,225)         1,457,225            0.03
  Exercised...............................             --         (1,409,225)           0.03
                                               ----------         ----------           -----
Balance at December 31, 1996..............      1,572,775             48,000            0.03
  Granted.................................       (694,000)           694,000            0.25
  Exercised...............................             --             (7,350)           0.22
  Canceled................................        109,500           (109,500)           0.20
  Repurchased.............................        206,250                 --            0.03
                                               ----------         ----------           -----
Balance at December 31, 1997..............      1,194,525            625,150            0.24
  Authorized..............................      1,000,000                 --              --
  Granted.................................     (1,254,110)         1,254,110            0.47
  Exercised...............................             --           (293,889)           0.33
  Canceled................................        343,246           (343,246)           0.43
  Repurchased.............................         79,414                 --            0.03
                                               ----------         ----------           -----
Balance at December 31, 1998..............      1,363,075          1,242,125            0.40
  Authorized (unaudited)..................        500,000                 --              --
  Granted (unaudited).....................     (1,860,607)         1,860,607            0.72
  Exercised (unaudited)...................             --           (665,862)           0.51
  Canceled (unaudited)....................        423,621           (423,621)           0.59
  Repurchased (unaudited).................        146,354                 --            0.08
                                               ----------         ----------           -----
Balance at June 30, 1999 (unaudited)......        572,443          2,013,249           $0.62
                                               ==========         ==========           =====

                                                       OPTIONS VESTED AND EXERCISABLE
                                              -------------------------------------------------
                                                       1997                      1998
                                              -----------------------   -----------------------
                                                          WEIGHTED-                 WEIGHTED-
                                              OPTIONS   AVERAGE PRICE   OPTIONS   AVERAGE PRICE
                                              -------   -------------   -------   -------------
Vested and exercisable at end of year.......   25,023       $0.19       219,116       $0.26
                                              =======       =====       =======       =====

     The weighted-average fair value of options granted during the period from November 28, 1995 (inception) to December 31, 1996, and the years ended December 31, 1997 and 1998, with an exercise price equal to the fair value of the Company's common stock on the date of grant was $0.01, $0.06, and $0.10, respectively. The weighted-average fair value of options granted during 1998 with an exercise price below the deemed fair value of the Company's common stock on the date of grant was $2.86.

     Exercise prices for options outstanding as of December 31, 1998 ranged from $0.03 to $0.73. The weighted-average remaining contractual life of those options is 9.0 years. Options subject to repurchase by the Company total 890,393 and 810,486 at December 31, 1997 and 1998, respectively.

                            BROADBASE SOFTWARE, INC.

                    (INFORMATION AS OF JUNE 30, 1999 AND FOR
           THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     In connection with the grant of certain options to employees during the year ended December 31, 1998 and the six months ended June 30, 1999, the Company recorded deferred stock compensation of approximately $3,471,000 and $11,041,000, respectively, based on the difference between the exercise prices of those options at their respective grant dates and the deemed fair value for accounting purposes of the shares of common stock subject to such options. Such amounts are included as a reduction of stockholders' equity and are being amortized on a graded vesting method. The compensation expense of $1,133,000 and $2,472,000 during 1998 and the six months ended June 30, 1999, respectively, relate to options awarded to employees in all operating expense categories, as well as employees in professional services. These amounts have not been separately allocated between operating expense categories.

  SHARES RESERVED FOR FUTURE ISSUANCE

     At December 31, 1998 and June 30, 1999, the Company has reserved common shares for issuance as follows:

                                                         DECEMBER 31,     JUNE 30,
                                                             1998           1999
                                                         ------------    ----------
Stock options:
  Outstanding..........................................    1,242,125      2,013,249
  Available for grant..................................    1,363,075        572,443
Upon conversion of:
  Preferred stock warrants outstanding.................       36,764         36,764
  Preferred stock outstanding..........................    6,474,277      8,663,089
  Convertible debentures outstanding...................    1,137,931      1,313,793
                                                          ----------     ----------
                                                          10,254,172     12,599,338
                                                          ==========     ==========

6. EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) plan which stipulates that all full-time employees can elect to contribute to the 401(k) plan, subject to certain limitations, up to 20% of their salary on a pre-tax basis. The Company has the option to provide matching contributions but has not done so to date.

7. INCOME TAXES

     The Company's income tax provision (benefit) differs from the income tax (benefit) determined by applying the U.S. federal statutory rate to the net loss as follows:

                                                      PERIOD FROM          YEARS ENDED
                                                   NOVEMBER 28, 1995       DECEMBER 31,
                                                    (INCEPTION) TO      ------------------
                                                   DECEMBER 31, 1996     1997       1998
                                                   -----------------    -------    -------
                                                               (IN THOUSANDS)
Tax provision (benefit) at U.S. statutory rate...        $(432)         $(1,866)   $(3,857)
Valuation allowance for deferred tax assets......          432            1,866      3,857
                                                         -----          -------    -------
Tax provision (benefit)..........................        $  --          $    --    $    --
                                                         =====          =======    =======

                            BROADBASE SOFTWARE, INC.

                    (INFORMATION AS OF JUNE 30, 1999 AND FOR
           THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1998
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred tax assets:
Net operating loss carryforwards............................  $ 2,670    $ 5,800
Tax credit carryforwards....................................      230        400
Deferred revenue............................................        0        214
Other accruals and reserves not deductible for tax
  purposes..................................................        0         86
                                                              -------    -------
Total gross deferred tax assets.............................    2,900      6,500
Less valuation allowance....................................   (2,900)    (6,500)
                                                              -------    -------
     Net deferred tax assets................................  $    --    $    --
                                                              =======    =======

     Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, a valuation allowance in an amount equal to the net deferred tax assets as of December 31, 1997 and 1998 has been established to reflect these uncertainties. The valuation allowance increased by $2,400,000 and $3,600,000 during the years ended December 31, 1997 and 1998, respectively.

     As of December 31, 1998, the Company had federal and state net operating loss carryforwards of approximately $15,400,000 and $10,700,000, respectively. The Company also had federal and state research and development tax credit carryforwards of approximately $300,000 and $200,000, respectively. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2004, if not utilized.

     Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

8. RELATED PARTY TRANSACTION

     In April 1998, the Company provided a $400,000 loan to an officer, who is also a shareholder, in exchange for a nonrecourse promissory note which is secured by security interest in common stock. The loan is due in April 2000 and bears interest at 5.51%.

9. EVENTS SUBSEQUENT TO DATE OF AUDITOR'S REPORT (UNAUDITED)

  INITIAL PUBLIC OFFERING

     In July 1999, the Company filed a registration statement with the Securities and Exchange Commission that would permit the Company to sell shares of the its common stock in connection with a proposed initial public offering ("IPO"). If the offering is consummated under the terms presently anticipated, all of the outstanding shares of the Company's convertible

                            BROADBASE SOFTWARE, INC.

                    (INFORMATION AS OF JUNE 30, 1999 AND FOR
           THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

preferred stock, including those shares of convertible preferred stock into which outstanding debentures are convertible, will convert into shares of common stock on a one-for-one basis upon closing of the proposed IPO. The conversion of the convertible preferred stock and debentures has been reflected in the accompanying unaudited pro forma consolidated balance sheet.

  1999 EQUITY INCENTIVE PLAN

     On July 2, 1999, the Board of Directors approved the adoption of the Company's 1999 Equity Incentive Plan (the "1999 Incentive Plan"), subject to shareholder approval. A total of 3,500,000 shares of common stock has been reserved for issuance under the 1999 Incentive Plan, plus, commencing on January 1, 2000, annual increases equal to 5% of the outstanding shares on the preceding December 31. The number of shares authorized for issuance under the 1999 Incentive Plan will be increased to include any shares reserved under the 1996 Equity Incentive Plan not issued or subject to outstanding grants on the date of the Company's initial public offering and any shares issued under the 1996 Equity Incentive Plan that are forfeited or repurchased by the Company at the original purchase price or that expire or become unexercisable for any reason without having been exercised in full. The types of awards that may be made under the 1999 Incentive Plan are options to purchase shares of common stock, restricted stock and stock bonuses. The exercise price for incentive stock options may not be less than 100% of the fair market value of the Company's common stock on the date of grant (85% for nonstatutory options). In the event of a change in control of the Company, an option or award under the 1999 Incentive Plan may be assumed or substituted by the successor corporation. The Company's compensation committee may also accelerate the vesting of awards upon a change of control transaction.

  1999 EMPLOYEE STOCK PURCHASE PLAN

     On July 2, 1999, the Board of Directors approved the adoption of the Company's 1999 Employee Stock Purchase Plan (the "1999 Purchase Plan"), subject to shareholder approval. A total of 500,000 shares of common stock has been reserved for issuance under the 1999 Purchase Plan, plus, commencing on January 1, 2000, annual increases equal to 1% of the Company's outstanding common shares on the preceding December 31. The 1999 Purchase Plan permits eligible employees to acquire shares of the Company's common stock through periodic payroll deductions of up to 10% of their cash compensation, subject to certain maximum purchase limitations. Each offering period will have a maximum duration of 24 months and will consist of four six-month purchase periods. The price at which the common stock may be purchased is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable offering period or the last day of each respective purchase period. This initial offering period will begin on the first business day on which price quotations for the Company's common stock are available on the Nasdaq National Market after the effectiveness of the initial public offering.

  LEGAL PROCEEDINGS

     On July 21, 1999, Timeline, Inc. filed a complaint against the Company in the United States District Court for the Western Division of Washington, alleging infringement by the Company of

                            BROADBASE SOFTWARE, INC.

                    (INFORMATION AS OF JUNE 30, 1999 AND FOR
           THE SIX MONTHS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

one of Timeline's patents. The complaint alleged that the Company directly and indirectly infringed Timeline's patent claims by making, using, selling and offering to sell software products, both alone and in combination with third party software products, and further alleged that the Company induced infringement of the Timeline patent claims. Timeline requested permanent injunctions prohibiting the Company from directly or indirectly infringing the Timeline patent, and sought damages, exemplary damages, costs and attorneys' fees. Timeline further disclosed to the Company patent claims of a related pending patent application that Timeline expected to be issued and to be added to its claims. Based on the Company's preliminary investigation of this matter, it did not believe its products infringed any valid claims of the Timeline patent or of the pending patent application, and that it had other meritorious defenses to all claims made by Timeline. However, rather than pursue a course of protracted litigation, the Company, on August 30, 1999, settled this matter by paying Timeline $250,000 and issuing Timeline 40,000 shares of its common stock for a license to all of Timeline's patents and pending patent applications and a release of any claims of past infringement by its products of any of Timeline's patents and pending patent applications. The cost of the license is being amortized by the Company over its estimated useful life of five years. All of Timeline's claims against the Company have been dismissed.

STOCKHOLDER PURCHASE RIGHTS

     In connection with its private financing in June 1999, the Company granted rights to purchase up to 238,306 shares in its initial public offering to many of these Series E investors, subject to compliance with applicable laws, including federal securities laws. Because the offering of the rights started privately in June 1999, the sale of the shares in connection with these rights must continue privately, and the issuance of these shares cannot be registered in connection with the initial public offering or on any other registration statement. Although the Company has offered to sell the shares to these investors in a separate private placement at the initial public offering price, some or all of these investors may not accept this offer. The Company believes that it has fulfilled its obligations under the agreement, but it is possible that the investors who do not accept this offer could claim that the Company breached the agreement by failing to sell them the shares in the initial public offering. If they were successful in their claims, the Company could be obligated to pay damages, which could equal the amount of any increase in the value of its common stock in the trading market following the initial public offering.

                [Description of Graphics on Inside Front Cover]

     At the center of this graphic is a circle labeled "Web Sites" which contains the image of a computer screen. Arranged concentrically around this circle is a series of six additional circles. The first circle, directly above the "Web Sites" graphic, is labeled "E-Mail" and contains the image of an envelope and a computer that is shaped in the form of a mailbox. Clockwise from the "E-Mail" graphic, the second circle is labeled "Online Service" and contains the image of a mouse sitting on a mouse pad. The third circle is labeled "Direct Sales" and contains the image of a man in a suit holding a briefcase. The fourth circle is labeled "Direct Mail" and contains the image of three envelopes. The fifth circle is labeled "Call Centers" and contains the image of an individual wearing headphones and facing a computer screen. The sixth circle is labeled "Store Fronts" and contains the image of a store front. Above this graphic, the text reads "You can touch your customers in many ways..." Below this graphic the text reads "...Are you making the most of it?" At the bottom right corner of the graphic is the Broadbase logo.

                            DESCRIPTION OF GRAPHICS

                      [Description of Graphics on Gatefold]

This graphic is entitled, "E-business Analytic Solutions." In the center of the page, a circle is labeled "Broadbase EPM." Below the circle is a column entitled "Personalize," followed by five bullet points. The first point reads, "All customer interactions with closed loop optimization." The second point reads, "Recommend cross sells and up sells." The third point reads, "Adjust web content & offerings." The fourth point reads, "Differentiate offerings." The fifth point reads, "Target profitable customers." To the right of the circle, a double-headed arrow moves straight to the right of the circle to a graphic of a cloud labeled, from top-to-bottom, "Internet," "Intranets" and "Extranets." Forming a semi-circle outside the image of the cloud is a series of circular graphics entitled "Business Users" and labeled as follows: "Sales," "E-commerce," "Marketing" and "Customer Service." Below the cloud and the circular graphics is the Broadbase logo. Above the cloud and the circular graphics is a column entitled "Analyze," followed by three bullet points. The first point reads, "With logic and best practices." The second point reads, "For users in specific business areas." The third point reads, "Guided decision-making & customer analysis." From the graphic of the cloud, an arrow moves clockwise through the "Personalize" column to the left of the "Broadbase EPM" circle to a series of circular graphics labeled "Customer touch points." In the center of this series of graphics is a circle labeled "Web Sites" which contains the image of a computer screen. Arranged concentrically around this circle is a series of six additional circles. The first circle, directly above the "Web Sites" graphic, is labeled "E-Mail" and contains the image of an envelope and a computer that is shaped in the form of a mailbox. Clockwise from the "E-Mail" graphic, the second circle is labeled "Online Service" and contains the image of a mouse sitting on a mouse pad. The third circle is labeled "Direct Sales" and contains the image of a man in a suit holding a briefcase. The fourth circle is labeled "Direct Mail" and contains the image of three envelopes. The fifth circle is labeled "Call Centers" and contains the image of an individual wearing headphones and facing a computer screen. The sixth circle is labeled "Store Fronts" and contains the image of a store front. Above the "Customer touch points" graphic is a column entitled "Integrate," followed by three bullet points. The first point reads, "Comprehensive customer data." The second point reads "Historic and real time data." The third point reads, "From multiple customer touch points." A double-headed arrow moves straight from the "Customer touch points" graphic to the "Broadbase EPM" circle. A second arrow moves clockwise through the "Integrate" column from the "Customer touch points" graphic to the space above the "Broadbase EPM" circle. A third arrow moves clockwise from the head of the second arrow through the "Analyze" column to the graphic of the cloud. On the left edge of the gatefold, a rectangle runs from the top to the bottom of the page with the heading "Broadbase EPM Customers" and a column of text reading, from top-to-bottom, "Automatic Data Processing," "BankBoston," "Baxter IV Systems," "Bell & Howell," "Boeing Commercial Airplanes Group," "Boston Edison," "Canon Computer," "Catalog Marketing Services," "Chevron," "CommerzBank," "Computer Hardware Maintenance Co.," "DG Systems," "DSC Logistics," "Eastman Kodak Company," "Fidelity Investments," "Ginza Cozy Corner," "Golden Books," "Harvard Pilgrim Healthcare," "Hewlett-Packard," "Honda," "Idaho Power," "Inprise," and "InsWeb." To the right of the bottom of this rectangle is an asterisk followed by the words "These customers represent all end user customers to whom we had licensed products and sold services totalling at least $50,000 as of July 31, 1999." On the right edge of the gatefold, a rectangle runs from the top to the bottom of the page with the heading "Broadbase EPM Customers" and a column of text reading, from top-to-bottom, "Kana Communications," "Los Alamos National Labs," "Mercata," "NECX Direct," "New Century Energy," "NTT," "Oakley," "Omaha Public Power," "Plymouth Rock Assurance," "PMA Group," "Pointcast," "PreVision Marketing," "Putnam Investments," "Rockwell Automation," "Shikishima Baking Company," "The Sharper Image," "Thomson Technology Services," "Tokai," "Travers Tool," "United Airlines," "United Natural Foods," "Vantive," and "WebTV/Microsoft."

                      [Description of Graphics on Page 38]

Graphic depicts a three dimensional rectangle divided vertically from side to side into four segments. The segments are labelled, from left to right, "E-Commerce Systems," "Customer Relationship Management Systems," "Enterprise Resource Planning Systems" and "Demographic Data." To the left of this vertically-segmented rectangle are the words "Sources of Data." Extending across the top of this rectangle is another three-dimensional rectangle, which is divided horizontally from top to bottom into three segments. These segments are labelled, from top to bottom, "Information Delivery Server," "Application Server & Analytic Engine" and "Data Source Adapters." To the left of this horizontally-segmented rectangle are the words "EPM/Foundation." On top of this horizontally-segmented rectangle is a row of six cylinders arranged in a row. These cylinders are labelled, from left to right, "Customer Service," "Sales," "E-Marketing," "E-Commerce," "E-Personalize" and "E-Procurement (anticipated). To the left of the cylinder labelled "Customer Service" are the words "Broadbase EPM Applications."

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    4
Special Note Regarding Forward-
  Looking Statements and Industry
  Data................................   16
Use of Proceeds.......................   17
Dividend Policy.......................   17
Capitalization........................   18
Dilution..............................   19
Selected Consolidated Financial
  Data................................   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   31
Management............................   49
Certain Transactions..................   58
Principal Stockholders................   60
Description of Capital Stock..........   62
Shares Eligible for Future Sale.......   65
Underwriting..........................   67
Legal Matters.........................   70
Experts...............................   70
Where You Can Find Additional
  Information.........................   71
Index to Consolidated Financial
  Statements..........................  F-1

DEALER PROSPECTUS DELIVERY OBLIGATION: UNTIL OCTOBER 16, 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

[BROADBASE LOGO]

   4,000,000 SHARES

   COMMON STOCK
   DEUTSCHE BANC ALEX. BROWN

   DAIN RAUSCHER WESSELS
    A DIVISION OF DAIN RAUSCHER INCORPORATED

   THOMAS WEISEL PARTNERS LLC

   E*OFFERING
   PROSPECTUS

   SEPTEMBER 21, 1999